SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 May 2009

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

THE ROYAL BANK OF SCOTLAND plc

THE ROYAL BANK OF SCOTLAND plc

Explanatory note
The Royal Bank of Scotland Group plc is filing this report in order for its wholly-owned subsidiary, The Royal Bank of Scotland plc (hereafter  “the Royal Bank”, the “Bank” or “Company”), to meet the requirements of item 1115 of Regulation AB issued by the Securities and Exchange Commission. This report contains selected financial data (on pages 4 - 5) and audited financial statements (on pages 56 - 135) as required by Item 3.A. and Item 17 of Form 20-F respectively and other related information.

Presentation of information
For the purpose of this report, the term 'Group' mean the Bank and its subsidiary and associated undertakings and the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings. The term 'the holding company' means The Royal Bank of Scotland Group plc.

The Bank publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards
As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as adopted by the European Union. It also complies with IFRS as issued by the IASB. On implementation of IFRS on 1 January 2005, the Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet is 1 January 2004.

The Group is no longer required to include reconciliations of shareholders' equity and net income under IFRS and US GAAP in its filings with the Securities and Exchange Commission in the US.

THE ROYAL BANK OF SCOTLAND plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘could’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by the Group, see Risk Factors on page 7.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA

The Group’s accounts are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the five years ended 31 December 2008 are presented on pages 4 and 5.

The dollar financial information included below has been translated for convenience at the of £1.00 to US$1.4619, the Noon Buying Rate on 31 December 2008.

Amounts in accordance with IFRS
Summary consolidated income statement — IFRS	2008 $m	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Net interest income	19,749	13,509	11,116	10,392	9,711	8,790
Non-interest income	3,432	2,348	11,191	11,176	9,963	8,441
Total income	23,181	15,857	22,307	21,568	19,674	17,231
Operating expenses (1)	29,527	20,198	11,287	11,341	10,672	9,225
(Loss)/profit before impairment	(6,346)	(4,341)	11,020	10,227	9,002	8,006
Impairment	6,880	4,706	1,865	1,873	1,709	1,485
Operating (loss)/profit before tax	(13,226)	(9,047)	9,155	8,354	7,293	6,521
Tax	(738)	(505)	1,903	2,433	2,267	1,751
(Loss)/profit from continuing operations	(12,488)	(8,542)	7,252	5,921	5,026	4,770
Profit from discontinued operations, net of tax	—	—	—	—	—	258
(Loss)/profit for the year	(12,488)	(8,542)	7,252	5,921	5,026	5,028

(Loss)/profit attributable to:
Minority interests	304	208	53	45	27	53
Other owners	933	638	331	252	154	315
Ordinary shareholders	(13,725)	(9,388)	6,868	5,624	4,845	4,660

Note:
(1) Includes integration and restructuring expenditure of £647 million (2007 - £92 million, 2006 - £120 million, 2005 - £349 million, 2004 - £499 million).

Summary consolidated balance sheet — IFRS	2008 $m	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Loans and advances	1,021,707	698,890	647,795	547,042	485,488	405,512
Debt securities and equity shares	263,810	180,457	169,941	126,621	120,351	91,356
Derivatives and settlement balances (1)	1,386,361	948,328	211,301	109,548	89,479	15,297
Other assets	73,468	50,255	42,701	50,416	49,806	50,436
Total assets	2,745,346	1,877,930	1,071,738	833,627	745,124	562,601

Shareholders’ equity	67,186	45,958	47,683	37,936	34,510	34,320
Minority interests	1,889	1,292	152	396	104	679
Subordinated liabilities	58,404	39,951	27,796	27,786	28,422	21,262
Deposits	928,469	635,111	594,490	516,462	452,729	383,669
Derivatives, settlement balances and short positions(1)	1,396,205	955,062	256,921	152,989	128,295	43,812
Other liabilities	293,193	200,556	144,696	98,058	101,064	78,859
Total liabilities and equity	2,745,346	1,877,930	1,071,738	833,627	745,124	562,601

Note:
(1) Derivative balances in 2007 to 2004 have been restated for the netting of certain balances with the London Clearing House.

THE ROYAL BANK OF SCOTLAND plc

SELECTED FINANCIAL DATA (continued)

Other financial data

Based upon IFRS	2008		2007	2006	2005	2004
Return on average total assets(1)	(0.64%	)	0.72%	0.71%	0.74%	0.93%
Return on average ordinary shareholders' equity(2)	(22.7%	)	19.9%	18.4%	16.9%	17.6%
Average shareholders' equity as a percentage of total assets	3.4%		4.2%	4.4%	4.4%	6.2%
Risk asset ratio
- Tier 1	8.5%		7.9%	6.7%	6.8%	N/A(4)
- Total	14.2%		12.8%	12.1%	12.3%	N/A(4)
Ratio of earnings to fixed charges and preference dividends(3)
- including interest on deposits	0.48		1.50	1.57	1.62	1.83
- excluding interest on deposits	(2.94)		5.68	6.30	6.77	6.79
Ratio of earnings to fixed charges only(3)
- including interest on deposits	0.50		1.53	1.59	1.64	1.91
- excluding interest on deposits	(3.97)		6.89	7.54	7.73	9.37

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3)
For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority ("FSA") changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filers. The Risk Asset Ratios as at 31 December 2008, 2007, 2006 and 2005 have been presented in compliance with these revised FSA requirements.

Description of business

Introduction

The Royal Bank of Scotland plc (“the Royal Bank” or “the Bank”) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (“the holding company”), a large banking and financial services group. The “Group” comprises the Bank and its subsidiary and associated undertakings. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers. “RBS Group” comprises the holding company and its subsidiary and associated undertakings.

Following a placing and open offer in December 2008, Her Majesty's Treasury in the United Kingdom (HM Treasury) owned approximately 58% of the enlarged ordinary share capital of the holding company and £5 billion of non-cumulative sterling preference shares. In April 2009, the holding company issued new ordinary shares by way of a second placing and open offer, the proceeds from which were used in full to fund the redemption of the preference shares held by HM Treasury at 101% of their issue price together with the accrued dividend and the commissions payable to HM Treasury under the second placing and open offer agreement. The second placing and open offer was underwritten by HM Treasury and as a result, HM Treasury currently owns approximately 70% of the enlarged ordinary share capital of the holding company.

Organisational structure and business overview

The Group’s activities are organised in the following business divisions: Global Markets (comprising Global Banking & Markets and Global Transaction Services), Regional Markets (comprising UK Retail & Commercial Banking, US Retail & Commercial Banking, Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking), Group Manufacturing and the Centre. A description of each of the divisions is given below.

The RBS Group has undertaken a strategic review to re-focus the RBS Group on those businesses with clear competitive advantages and attractive marketing positions, primarily in stable, low-to-medium risk sectors.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. In 2008 the division was organised along four principal business lines: rates, currencies, and commodities, including RBS Sempra Commodities LLP (the commodities-marketing joint venture between RBS and Sempra Energy which was formed on 1 April 2008); equities; credit markets; and asset and portfolio management.

Following the RBS Group’s strategic review, GBM is planning to re-focus its business around its core corporate and institutional clients, concentrating its activities in major financial centres and scaling back its presence elsewhere. It will exit illiquid proprietary trading and balance sheet-heavy niche products segments.

Globally, the intention is for GBM to move increasingly towards a “hub-and- spoke” model. Risk will be managed from regional hubs. It is intended that distribution and coverage will be delivered from a mix of hub countries and a scaled-back presence in some local offices. The aim, over time, will be to reduce much of the on-shore trading activity outside the key financial centres.

Assets, products and geographies that fit GBM’s new client-focused proposition will be defined as “core” and will remain within the division.  Assets, business lines and some geographies that are non-core will be transferred to the new Non-Core Bank. These non-core activities accounted for approximately £205 billion of third party assets at end 2008.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Following the RBS Group’s strategic review, Global Transaction Services intends to reduce its international network while retaining the capability to serve multinational clients globally.

The business also plans to increase efficiency through development of a lower cost front and back-office operating model and explore joint ventures for growth and selective disposals.

UK Retail & Commercial Banking (RBS UK) comprises retail, corporate and commercial banking and wealth management services. It operates through a range of channels including on-line and fixed and mobile telephony, and through two of the largest networks of branches and ATMs in the UK.

UK Retail Banking offers a full range of banking products and related financial services to the personal market. It serves customers through two of the largest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels and, according to Gfk NOP, is the second largest provider of personal current accounts. The division also issues credit and charge cards, including through other brands such as MINT.

UK Business & Commercial Banking is the largest provider of banking, finance, and risk management services to the SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance, in which, according to the Finance Lease Association, it has a strong market presence through the Lombard brand.

According to Ph. Group, UK Corporate Banking holds the largest market share in the United Kingdom of relationships with larger companies, offering a full range of banking, finance, and risk management services.

US Retail & Commercial Banking provides financial services primarily through the Citizens and Charter One brands. Citizens is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

Following the RBS Group’s strategic review, Citizens intends to invest in its core business through increased marketing activity and targeted technology investments while reducing activity in its out-of-footprint national businesses in consumer and commercial finance.

This strategy will allow Citizens to become fully funded from its own customer deposits over time, and will support a low risk profile.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group’s combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank, including First Active, provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provide services in the corporate and institutional markets.

The retail and commercial businesses in Europe and the Middle East have smaller activities in Romania, Kazakhstan and the United Arab Emirates. Following the Group’s strategic review, the Group has decided to exit sub-scale retail and commercial activities outside its core markets in the United Kingdom, Europe and the United States.

Asia Retail & Commercial Banking is present in markets including India, Pakistan, China, Taiwan, Hong Kong, Indonesia, Malaysia and Singapore. It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

Following the RBS Group’s strategic review, the Group has decided to exit sub-scale retail and commercial activities outside its core markets in the United Kingdom, Europe and the United States.

Group Manufacturing comprises the Group’s worldwide manufacturing operations. It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirement and Group-wide regulatory projects and provides services to the operating divisions.

Non-core division
The Group intends to create during the second quarter of 2009 a non-core division to manage separately approximately £240 billion of third party assets, £145 billion of derivative balances and £155 billion of risk weighted assets that it intends to run off or dispose of over the next three to five years. The division will contain primarily assets from the GBM division linked to proprietary trading portfolios, excess risk concentrations and other illiquid portfolios. It will also include excess risk concentrations from other divisions as well as a number of small Regional Markets businesses that the Group has concluded are no longer strategic.

Recent developments

Asset Protection Scheme
On 26 February 2009, the RBS Group confirmed its intended participation in HM Treasury’s Asset Protection Scheme (APS). The arrangements between the RBS Group and HM Treasury will, if completed, allow the RBS Group to secure asset protection in respect of some of its riskiest assets that enhances its financial strength and provides improved stability for customers and depositors, and also enhances the RBS Group’s ability to lend into the UK market.

The proposed entry by the RBS Group into the APS is subject to the approval of independent shareholders of the RBS Group.

Litigation Update
Note 29 of the Notes on the Accounts provides disclosure regarding, among other things, litigation claims in the United Kingdom. With respect to the claims regarding unarranged overdraft charges, the House of Lords has granted the RBS Group and other banks leave to appeal the Court of Appeal’s decision. That further appeal is scheduled to take place on 23 June 2009.

Debt Tender and Exchange Offer
On 26 March 2009, RBS Financing Limited ("RBSF"), a subsidiary of the RBS Group, launched a cash tender offer in the United States (the “RBSF US Tender Offer”) for any and all of the outstanding securities of ten different series previously issued by the Group and certain of its affiliates.  Concurrently therewith, RBSF also launched a cash tender offer outside of the United States (the “RBSF Non-US Tender Offer”) for five different series of securities previously issued by The Royal Bank and certain of its affiliates and an offer outside of the United States to exchange (the “RBSF Exchange Offer”) any or all of the outstanding securities of fourteen different series previously issued by The Royal Bank and certain of its affiliates for new senior unsecured notes of The Royal Bank.

The RBSF Tender Offers and the RBSF Exchange Offer expired on 22 April 2009. In the RBSF US Tender Offer, an aggregate of approximately US $4.1 billion principal amount of securities were validly tendered, resulting in an aggregate purchase consideration paid for the tendered securities of approximately US $1.7 billion.

In the RBSF Non-US Tender Offer, an aggregate of approximately €2.3 billion principal amount of Euro-denominated securities and approximately US $264 million principal amount of Dollar-denominated securities were validly tendered, resulting in aggregate purchase consideration paid for the tendered securities of approximately €1.1 billion and US $100 million, respectively.

In the RBSF Exchange Offer, an aggregate of approximately £3.5 billion principal amount of securities were validly offered for exchange and exchanged for new senior unsecured notes of The Royal Bank in an aggregate principal amount of approximately £1.8 billion.

Competition

The Group faces strong competition in all the markets it serves. However, the global banking crisis has reduced the capacity of many institutions to lend and has resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the US and UK. Competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment, the Group competes with UK banks, building societies and major retailers. In the mortgage market, the Group competes with UK banks and building societies. A number of competitors have either left or scaled back their lending in the mortgage and unsecured markets.

In the UK credit card market, large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.

In Europe, Asia and the Middle East, the Group competes in retail banking with local and international banks. In a number of these markets there are regulatory barriers to entry or expansion, and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market.

In the United States, Citizens competes in the New England, Mid-Atlantic and Mid West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

Risk factors

The Royal Bank of Scotland plc is a principal subsidiary of The Royal Bank of Scotland Group plc. Consequently, the risk factors facing RBS Group also apply to the Royal Bank and are therefore discussed in this section. References in this section to ‘RBS’ refer to The Royal Bank of Scotland Group plc.

Set out below are certain risk factors which could affect the RBS Group’s future results and cause them to be materially different from expected results. The RBS Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

RBS may face the risk of full nationalisation and under such circumstances shareholders may lose the full value of their shares.

Under the provisions of the Banking Act, substantial powers have been granted to HM Treasury, the Bank of England and the Financial Services Authority (FSA) as part of the Special Resolution Regime to stabilise banks that are in financial difficulties. The Special Resolution Regime gives the authorities three stabilisation options: private sector transfer, of all or part of the business of a UK-incorporated institution with permission to accept deposits (a “relevant entity”); transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England; and temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company.

The purpose of the stabilising options is to address the situation where all or part of the business of the relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if the FSA is satisfied that a relevant entity such as the RBS Group’s banking subsidiaries, including the Royal Bank, (i) is failing, or is likely to fail, to satisfy the threshold conditions set out in Schedule 6 to the Financial Services and Markets Act 2000 (the “FSMA”) and (ii) having regard to timing and other relevant circumstances it is not reasonably likely that action will be taken that will enable the relevant entity to satisfy those threshold conditions. The threshold conditions are conditions which an FSA-authorised institution must satisfy in order to retain its FSA authorisation. They are relatively wide-ranging and deal with most aspects of a relevant entity’s business, including, but not limited to, minimum capital resource requirements. It is therefore possible that the FSA may exercise one of the stabilisation options before a relevant entity is in severe difficulties and before an application for insolvency or an administration order could be made.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as RBS) into temporary public ownership provided that certain conditions set out in Section 82 of the Banking Act are met. Temporary public ownership is effected by way of a share transfer order.

If HM Treasury makes the decision to take the holding company of a relevant entity into temporary public ownership, it may take various actions in relation to securities issued by the holding company, including:

•	to transfer securities free from any contractual or legislative restrictions on transfer;
•	to transfer securities free from any trust, liability, or encumbrance;
•	to extinguish rights to acquire securities;
•	to delist securities; or
•	to convert securities into another form or class.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred.

Shareholders may have a claim for compensation under one of the compensation schemes provided for in the Banking Act. For the purposes of determining an amount of compensation, an independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury.

There can be no assurance that Shareholders would thereby recover compensation promptly and/or equal to any loss actually incurred.

If the RBS Group were made subject to the Special Resolution Regime and a partial transfer of the RBS Group’s business was effected, the nature and mix of the assets and liabilities not transferred may adversely affect its financial condition and increase the risk that the RBS Group may eventually become subject to administration or insolvency proceedings.

Over the last six months, the UK Government has taken action under the Banking (Special Provisions) Act 2008 in respect of a number of UK financial institutions including, in extreme circumstances, full and part nationalisation. There have been concerns in the market in recent months regarding the risks of such nationalisation in relation to RBS and other UK banks. If economic conditions in the UK or globally continue to deteriorate, or the events described in the following risk factors occur to such an extent that they have a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the RBS Group, the UK Government may decide to take similar action in relation to RBS. Given the extent of HM Treasury’s and the Bank of England’s powers under the Banking Act, it is difficult to predict what effect such actions might have on RBS and any securities issued by it. However, potential impacts may include full nationalisation of RBS and the total loss of value in RBS shares.

If RBS is unable to participate in the APS, or the operation of the APS fails to have the desired effect on RBS’s financial and capital position, RBS may face the increased risk of full nationalisation. If the costs of participation outweigh the benefits, this could have a negative impact on RBS’s business, earnings and financial prospects and its Share price may suffer.

On 26 February 2009, RBS announced its intention to participate in the APS. However, its ability to participate in the APS is subject to the satisfaction of a number of conditions which may not be satisfied, including, among others, the completion of due diligence by (and to the satisfaction of) HM Treasury, the receipt of certain regulatory approvals (including European Commission State Aid clearance), the approval of a majority of RBS’s Independent Shareholders, finalisation of the terms of the APS and RBS’s participation therein and the satisfaction by RBS of certain specified application criteria. The failure to satisfy these conditions could result in RBS being unable to participate in the APS and therefore failing to obtain protection against stressed losses through the economic cycle as well as failing to improve its capital ratios at the RBS consolidated Group level. The result of this may mean intervention by the UK Government, which could include full nationalisation, under which circumstances any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may lose the full value of their Shares.

Furthermore, even if RBS is able to participate in the APS, there can be no assurance that such participation will enable RBS to achieve all of the stated goals of the APS. While the APS is expected to limit losses associated with assets to be covered by the APS, RBS would remain fully exposed in respect of a specified “first loss” amount and exposed to 10 per cent. of losses exceeding that “first loss” amount. In addition, RBS would continue to be exposed to the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Although RBS would have the option to obtain an additional £6 billion in capital from HM Treasury (in the form of a subscription for further B Shares) there can be no assurance that such additional capital, together with RBS’s strengthened capital position as a result of the Placing and Open Offer, and the capital resulting from the proposed issue of the £6.5 billion and £13 billion of B Shares, will be sufficient to maintain the RBS Group’s capital ratios in the event of further losses, which could cause RBS’s business, results of operation and financial condition to suffer, its credit rating to drop, its ability to lend and access funding to be further limited, its cost of funding to increase and its Share price to decline, any of which would increase the risk of the full nationalisation of RBS.

In addition, there can be no assurance that the costs to RBS of its participation in the APS will not outweigh any benefits received. For example, RBS has agreed in principle that if it accedes to the APS, it will give up the right to certain tax losses and allowances which may affect the after-tax returns of the RBS Group in future years. As a result of RBS’s agreement to give up such UK tax losses and allowances it is likely that RBS will pay UK corporation tax in earlier accounting periods than it would otherwise have done.

The RBS Group’s businesses, earnings and financial condition have been and will continue to be affected by the continued deterioration in the global economy, as well as ongoing instability in the global financial markets.

The performance of the RBS Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. Recessionary conditions are present in many of these countries, including the United Kingdom and the United States, and such conditions are expected to continue or worsen over the near to medium term. In addition, the global financial system is continuing to experience the difficulties which first manifested themselves in August 2007, and the financial markets have deteriorated significantly since the bankruptcy filing by Lehman Brothers in September 2008. These conditions have led to severe and continuing dislocation of financial markets around the world and unprecedented levels of illiquidity, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of whom are the RBS Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and illiquidity in the market, a number of governments, including the UK Government, the governments of the other EU member states and the US Government, have intervened in order to inject liquidity and capital into the financial system, and, in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued at unprecedented levels, and global recessionary conditions are expected to continue. These conditions have produced and will continue to produce downward pressure on stock prices and on availability and cost of credit for financial institutions, including the RBS Group, and will continue to impact on the credit quality of the RBS Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the RBS Group to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability or to incur losses.

In addition, the RBS Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The RBS Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the RBS Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the RBS Group’s control.

Any conversion of the B Shares would significantly increase HM Treasury’s ownership interest in RBS, have a corresponding dilutive effect on other RBS Shareholders and could result in the delisting of RBS’s securities.

At the same time as RBS announced its proposed participation in the APS, RBS announced that, if it participated in the APS, it would issue £6.5 billion of B Shares to HM Treasury. RBS also announced that it would issue a further £13 billion of B Shares to HM Treasury on or after implementation of the APS, and HM Treasury would grant RBS the option to require HM Treasury to purchase a further £6 billion of B Shares from it. The B Shares, if issued, will rank pari passu with the Ordinary Shares on a winding-up. The B Shares would be convertible, at the option of the holder at any time, into Ordinary Shares at an initial conversion price of £0.50 per Ordinary Share. HM Treasury would agree not to convert any B Shares it holds if, as a result of such conversion, it would hold 75 per cent. or more of the Ordinary Shares, unless the price of the Ordinary Shares is equal to or exceeds £0.65 for a specified period in which case conversion is mandatory in any event. In addition, HM Treasury will not be entitled to vote in respect of Ordinary Shares acquired by it as a result of the conversion of B Shares into Ordinary Shares to the extent, but only to the extent, that votes cast on such Ordinary Shares, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of RBS. If all £25.5 billion of B Shares are issued, such conversion of the B Shares would significantly increase HM Treasury’s ownership interest in RBS up to approximately 84.4 per cent. of the RBS’s issued share capital, and have a corresponding dilutive effect on other RBS Shareholders (as would the issue of the B Shares themselves in the event of a winding-up) although any such conversion would have no impact on the RBS Group’s Tier 1 capital position. Furthermore, a mandatory conversion of the B Shares by HM Treasury would put RBS in breach of the Listing Rules requirement that 25 per cent. of its issued share capital must be in public hands. Although RBS may apply to the UKLA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBS from the Official List and potentially other exchanges where its securities are currently listed and traded.

Lack of liquidity is a risk to the RBS Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced and continue to experience a severe reduction in liquidity and term-funding in the aftermath of events in the US sub-prime residential mortgage market and the current severe market dislocation. Perception of counterparty risk between banks has also increased significantly following the bankruptcy filing by Lehman Brothers. This increase in perceived counterparty risk has led to further reductions in inter-bank lending, and hence, in common with many other banks, the RBS Group’s access to traditional sources of liquidity has been, and may continue to be, restricted.

The RBS Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its operations, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the RBS Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Furthermore, like many banks, the RBS Group relies on customer deposits to meet a considerable portion of its funding requirements and such deposits are subject to fluctuation due to certain factors outside the RBS Group’s control, such as a loss of confidence, competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors which could result in a significant outflow of deposits within a short period of time. Any material decrease in the RBS Group’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on the RBS Group’s liquidity unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets.

The governments of some of the countries in which the RBS Group operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of the RBS Group are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case. This may place subsidiaries operating in those countries, such as Ulster Bank Ireland Ltd, which did not participate in such government guarantee schemes, at a competitive disadvantage to the other local banks and therefore may require the RBS Group to provide additional funding and liquidity support to these operations.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the RBS Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the RBS Group’s overall cost of funding, which could have an adverse impact on the RBS Group’s financial condition and results of operations or result in a loss of value in RBS shares.

Governmental support schemes are subject to cancellation, change or withdrawal (on a general or individual basis), which may have a negative impact on the availability of funding in the markets in which the RBS Group operates.

Governmental support schemes are subject to cancellation, change or withdrawal (on a general or individual basis) subject to contract, based on changing economic and political conditions in the jurisdiction of the relevant scheme. Furthermore, certain schemes which have been recently announced have in fact not been fully implemented, or their terms have not yet been finalised. To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets in which such schemes operate, the RBS Group, in common with other banks, may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse impact on the RBS Group’s business, financial condition, results of operations and prospects and result in a loss of value in RBS shares.

The financial performance of the RBS Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the RBS Group’s businesses. The outlook for the global economy over the near to medium term has continued to deteriorate, particularly in the UK, the United States and other European economies. For example, there is an expectation of further reductions in residential and commercial property prices, higher unemployment rates and reduced profitability of corporate borrowers. As a result, the RBS Group has seen and expects to continue to see adverse changes in the credit quality of its borrowers and counterparties, with increasing delinquencies, defaults and insolvencies across a range of sectors. This trend has led and may lead to further impairment charges, higher costs, additional write downs and losses for the RBS Group or result in a loss of value in RBS shares.

The actual or perceived failure or worsening credit of the RBS Group’s counterparties has adversely affected and could continue to adversely affect the RBS Group.

The RBS Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The RBS Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the RBS Group or by other institutions. Many of these transactions expose the RBS Group to credit risk in the event of default of the RBS Group’s counterparty or client. In addition, the RBS Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBS Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. Any such losses could have a material adverse effect on the RBS Group’s results of operations and financial condition or result in a loss of value in RBS shares.

The RBS Group’s earnings and financial condition have been, and its future earnings and financial condition are likely to continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets are currently subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset backed collateralised debt obligations (CDOs), the US subprime residential mortgage market and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the RBS Group recording large write-downs on its credit market exposures in 2007 and 2008. The RBS Group expects that the deterioration in economic and financial market conditions will lead to further impairment charges and write-downs during the current financial year. Moreover, recent market volatility and illiquidity has made it difficult to value certain of the RBS Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the RBS Group’s assets, may result in significant changes in the fair values of the RBS Group’s exposures, even in respect of exposures, such as credit market exposures, for which the RBS Group has previously recorded write-downs. In addition, the value ultimately realised by the RBS Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs or realise increased impairment charges, any of which may adversely affect its capital position, its financial condition and its results of operations or result in a loss of value in RBS shares.

The value or effectiveness of any credit protection that the RBS Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The RBS Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. The fair value of these CDSs, as well as the RBS Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products. As a result, their actual and perceived credit worthiness deteriorated significantly in 2008 and may continue to be so impacted in 2009. If the financial condition of these counterparties or their actual and perceived credit worthiness deteriorates further, the RBS Group may record further credit valuation adjustments on the CDSs bought from these counterparties in addition to those already recorded.

Changes in interest rates, foreign exchange rates, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the RBS Group’s business.

Some of the most significant market risks the RBS Group faces are interest rate, foreign exchange, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent months. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the RBS Group’s non-UK subsidiaries (principally ABN AMRO, Citizens and RBS Greenwich Capital) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the RBS Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant reductions in the value of such portfolios. While the RBS Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the RBS Group’s financial performance and business operations or result in a loss of value in RBS shares.

The RBS Group’s borrowing costs and its access to the debt capital markets depend significantly on its credit ratings.

On 19 January 2009, S&P affirmed the long-term and short-term counterparty credit ratings for the Royal Bank at A+ and A-1 respectively. The outlook for all entities of the RBS Group was confirmed as stable, reflecting S&P’s view that the RBS Group is of systemic importance to the UK banking system and that S&P now explicitly factor four notches of uplift into their long-term counterparty credit rating on the RBS Group. At the same time S&P lowered its ratings on the RBS Group’s hybrid capital issues to BB from BBB, additionally the BB rating was placed under CreditWatch with negative implications. On the same date, Fitch affirmed the RBS Group and the Royal Bank’s Long-term and Short-term Issuer Default Ratings at AA- and F1+ respectively and downgraded the RBS Group and the Royal Bank’s individual ratings to E from B/C. The outlook for the Issuer Default Ratings remains stable reflecting Fitch’s expectation of continued strong government support for the RBS Group. The RBS Group’s support rating was upgraded from 1 to 5 and its support floor revised to AA- from No Floor. Fitch also downgraded the RBS Group and the Royal Bank’s Tier 1 preference shares to BB- from A+, and upper tier 2 hybrid capital instruments issued by RBS Group companies to BB from A+ and placed all of these securities on Rating Watch Negative. Moody’s on 20 January 2009 downgraded the senior unsecured rating of the Royal Bank to Aa3 from Aa1 with a negative outlook. The RBS Group’s senior debt rating was downgraded to A1 from Aa2 again with a negative outlook. The Bank Financial Strength Rating was lowered to C- from B and remains under review for further possible downgrade. The short term P-1 ratings of both the RBS Group and the Royal Bank were affirmed. The outlook for all RBS Group entities incorporates Moody’s view on the long-term credit profile of the RBS Group beyond the current government support phase as well as their view of the very high probability of on-going support from the Aaa-rated UK Government. Any future reductions in the long-term credit ratings of the RBS Group or one of its principal subsidiaries (particularly the Royal Bank) could further increase its borrowing costs. Any further reductions may also limit the RBS Group’s access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Credit ratings of the RBS Group and the Royal Bank are also important to the RBS Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the RBS Group’s or the Royal Bank’s credit ratings could adversely affect its access to liquidity and competitive position, increase its funding costs and have a negative impact on the RBS Group’s earnings and financial condition or result in a loss of value in RBS shares.

The RBS Group’s business performance could be adversely affected if its capital is not managed effectively.

Effective management of the RBS Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. The RBS Group is required by regulators in the United Kingdom, the United States, the Netherlands and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital. The maintenance of adequate capital is also necessary to enhance the RBS Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the First Placing and Open Offer and the issue of the Preference Shares was to allow RBS to strengthen its capital position. As at 31 December 2008 the RBS Group’s Tier 1 and Core Tier 1 capital ratios were 10.0 per cent. and 6.8 per cent. respectively, using the Basel II methodology. Although the net proceeds of the First Placing and Open Offer and the Preference Share Issue strengthened the RBS Group’s capital base significantly, and the net proceeds of the Second Placing and Open Offer were used to redeem the existing £5 billion of Preference Shares and which thereby improved the quality of the RBS Group’s capital by increasing the RBS Group’s Core Tier 1 capital ratio, any change that limits the RBS Group’s ability effectively to manage its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in RBS shares.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Under IFRS, the RBS Group recognises at fair value: (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through profit or loss’; (ii) financial assets classified as ‘available-for-sale’; and (iii) derivatives, each as further described in ‘Accounting Policies’ on page 64 of the financial statements. Generally, to establish the fair value of these instruments, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the current financial crisis. In such circumstances, the RBS Group’s internal valuation models require the RBS Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the RBS Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBS Group’s earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the RBS Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on the RBS Group’s results of operations and financial condition or result in a loss of value in RBS shares.

The RBS Group’s future earnings and financial condition in part depend on the success of the RBS Group’s strategic refocus on core strengths and its disposal programme.

In light of the recently changed global economic outlook, the RBS Group has embarked on a restructuring which focused on achieving appropriate risk adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. The RBS Group will also continue with its disposal programme and continue to review its portfolio to identify further disposals of certain non-core assets. Although the proceeds of the Second Placing and Open Offer improved the quality of the RBS Group's capital by replacing the existing £5 billion of Preference Shares with £5 billion of Core Tier 1 capital, the global credit markets remain challenging and the RBS Group’s execution of its current and future strategic plans may not be successful. In connection with the implementation of these plans, the RBS Group may incur restructuring charges, which may be material. Furthermore, if the RBS Group’s plans, including any planned disposals, are not successful or fail to achieve the results expected, the RBS Group’s business, capital position financial condition, results of operations and future prospects may be negatively impacted or this could result in a loss of value in RBS shares.

The RBS Group operates in markets that are highly competitive and consolidating. If the RBS Group is unable to perform effectively, its business and results of operations will be adversely affected.

Recent consolidation among banking institutions in the United Kingdom, the United States and throughout Europe is changing the competitive landscape for banks and other financial institutions. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the RBS Group. Moreover, if financial markets continue to be volatile, more banks may be forced to consolidate.

In addition to the effects of consolidation, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the RBS Group operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how it will differ from jurisdiction to jurisdiction, such involvement may cause the RBS Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Since the markets in which the RBS Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the RBS Group’s business, margins, profitability and financial condition or result in a loss of value in RBS shares.

The RBS Group has agreed to certain undertakings in relation to the operation of its business in the First Placing and Open Offer Agreement, the Second Placing and Open Offer Agreement and in connection with the proposed APS, which may serve to limit the RBS Group’s operations.

Under the terms of the First Placing and Open Offer Agreement, the RBS Group provided certain undertakings aimed at ensuring that the subscription by HM Treasury for the relevant Ordinary Shares and the Preference Shares and the RBS Group’s potential participation in the guarantee scheme promoted by HM Treasury as part of its support for the UK banking industry are compatible with the common market under EU law. These undertakings include (i) supporting certain initiatives in relation to mortgage lending and lending to SMEs until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the RBS Group’s balance sheet. Under the terms of the Second Placing and Open Offer Agreement, the RBS Group’s undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. These undertakings may serve to limit the RBS Group’s operations. In addition, pursuant to the Lending Commitments Letter, the RBS Group is subject to further undertakings, which supersede the lending commitments made to HM Treasury in October 2008 and January 2009 by agreeing to lend £16 billion above the amount the RBS Group had budgeted to lend to UK businesses and £9 billion above the amount the RBS Group had budgeted to lend to UK homeowners in the year commencing 1 March 2009, with a commitment to lend at similar levels in the year commencing 1 March 2010.

The RBS Group could fail to attract or retain senior management or other key employees.

The RBS Group’s ability to implement its strategy depends on the ability and experience of its senior management and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a negative impact on the RBS Group’s business. The RBS Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as the RBS Group). The RBS Group recently announced changes to its compensation structure which included significant reductions in bonuses to be paid in respect of 2008, and limitations on pay rises in 2009. In addition to the effects of such measures on the RBS Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could prevent the RBS Group from successfully implementing its strategy, which could have a material adverse effect on the RBS Group’s financial condition and results of, operations or result in a loss of value in RBS shares.

Each of the RBS Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition.

The RBS Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBS Group’s participation in any government or regulator-led initiatives), the RBS Group expects to face greater regulation in the United Kingdom, the United States, the Netherlands and other countries in which it operates, including throughout the rest of Europe.

Compliance with such regulations may increase the RBS Group’s capital requirements and costs and have an adverse impact on its business, the products and services it offers and the value of its assets or result in a loss of value in RBS shares. Other areas where governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

•	the monetary, interest rate, capital adequacy and other policies of central banks and regulatory authorities;
•
general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the RBS Group operates or may increase the costs of doing business in those markets;

•	changes to financial reporting standards;
•
other general changes in the regulatory requirements, such as prudential rules relating to the capital adequacy framework and the imposition of onerous compliance obligations, restrictions on business growth or pricing and requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes in competition and pricing environments;
•	further developments in the financial reporting environment;
•
differentiation amongst financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the entire RBS Group to accept exposure to the risk of any individual member of the RBS Group, or even third party participants in guarantee schemes, failing;

•	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;
•	transferability and convertibility of currency risk;
•	expropriation, nationalisation and confiscation of assets;
•	changes in legislation relating to foreign ownership; and
•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the RBS Group’s products and services.

The RBS Group’s results have been and could be further adversely affected in the event of goodwill impairment.

The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the RBS Group’s cash generating units are affected by market conditions and the performance of the economies in which the RBS Group operates. Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group’s income statement, although it has no effect on the RBS Group’s regulatory capital position. For the year ended 31 December 2008, the Group recorded a £8.1 billion accounting write-down of goodwill and other intangibles relating to prior year acquisitions.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

The RBS Group maintains a number of defined benefit pension schemes for past and current employees. Pensions risk is the risk that the liabilities of the RBS Group’s various defined benefit pension schemes which are long term in nature will exceed the schemes’ assets, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios and returns from them may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospects for them to continue over the near and medium term, the RBS Group may be required or elect to make further contributions to the pension schemes and such contributions could be significant and have a negative impact on the RBS Group’s capital position results of operations or financial condition or result in a loss of value in RBS shares.

The RBS Group is and may be subject to litigation and regulatory investigations that may impact its business.

The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the United States and other jurisdictions, including class-action litigation. Furthermore, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny over the last year and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the Group’s operations or result in a material adverse effect on the RBS Group’s reputation or results of operations or result in a loss of value in RBS shares. For details about certain litigation and regulatory investigations in which the Group is involved, see Note 29 on the financial statements.

Operational risks are inherent in the RBS Group’s operations.

The RBS Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The RBS Group has complex and geographically diverse operations and operational risk and losses can result from internal or external fraud, errors by employees or third-parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group’s suppliers or counterparties. Although the RBS Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identifying and rectifying weaknesses in existing procedures and to training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations could have a materially negative impact on the RBS Group’s business, reputation, results of operations and share price. Notwithstanding anything contained in this risk factor, it should not be taken as implying that either RBS or the RBS Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

The RBS Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The RBS Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce RBS’s profitability. Revisions to tax legislation or to its interpretation might also affect the RBS Group’s results in the future.

The acquisition of a majority shareholding in the RBS Group by HM Treasury in December 2008 could lead to certain adverse tax consequences for the RBS Group.

The acquisition by HM Treasury of a majority shareholding in the RBS Group in consequence of the First Placing and Open Offer could, in certain circumstances, have adverse tax consequences which could affect the post-tax profitability of the RBS Group. However, if the RBS Group enters into the APS it has agreed, in principle, to give up the right to certain UK tax losses and allowances and this may limit the adverse tax consequences of the acquisition by HM Treasury of a majority shareholding in the RBS Group.

The RBS Group’s operations have inherent reputational risk.

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the RBS Group’s business. Negative public opinion can result from the actual or perceived manner in which the RBS Group conducts its business activities or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the RBS Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The RBS Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme (the “Scheme”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and, if the Banking Bill is enacted in its current form, may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under that Bill. The Scheme is funded by levies on firms authorised by the FSA, including the RBS Group. In the event that the Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the RBS Group may have a material impact on its results of operations and financial condition. During the financial year ended 31 December 2008, the RBS Group made a provision of £150 million related to a levy by the Scheme.

In addition, to the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the RBS Group may make further provisions and may incur additional costs and liabilities, which may negatively impact its financial condition and results of operations or result in a loss of value in RBS shares.

The RBS Group’s business and earnings may be affected by geopolitical conditions.

The performance of the RBS Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the RBS Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly the RBS Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the RBS Group.

The restructuring plan in place for the integration and separation of ABN AMRO into and among the businesses and operations of the consortium members is complex, involving substantial reorganisation of ABN AMRO’s operations and legal structure. In addition, the plan contemplates activities taking place simultaneously in a number of businesses and jurisdictions. Although integration efforts are well underway and are being advanced on a number of fronts, the implementation of the reorganisation and the realisation of the forecast benefits within the planned timescales, particularly given current market and economic conditions, remains challenging, although the RBS Group remains confident that such goals will be achieved. Execution of the restructuring requires management resources previously devoted to the RBS Group businesses and the retention of appropriately skilled ABN AMRO staff. The RBS Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. The occurrence of any of these events, including as a result of staff losses or performance issues, may have a negative impact on the RBS Group’s financial condition and results of operations. It is not expected that the Dutch State’s acquisition of Fortis Bank Nederland’s shares in RFS Holdings, which was effected in December 2008, will materially affect the integration benefits envisaged by the RBS Group.

The recoverability of certain deferred tax assets recognised by the RBS Group depend on the RBS Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation.

In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The losses are quantified on the basis of current tax legislation and are subject to change in respect of the rate of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the recognised deferred tax assets.

RBS’s ability to pay dividends on or make other distributions in respect of the Ordinary Shares will depend on the availability of distributable reserves and may be limited by the terms of the B Shares.

RBS’s ability to pay dividends is limited under UK company law, which limits a company to only paying cash dividends to the extent that it has distributable reserves and cash available for this purpose. As a holding company, RBS’s ability to pay dividends in the future is affected by a number of factors, principally its ability to receive sufficient dividends from subsidiaries. The payment of dividends to RBS by its subsidiaries is, in turn, subject to restrictions, including certain regulatory requirements and the existence of sufficient distributable reserves and cash in RBS’s subsidiaries. The ability of these subsidiaries to pay dividends and RBS’s ability to receive distributions from its investments in other entities are subject to applicable local laws and regulatory requirements and other restrictions, including, but not limited to, applicable tax laws and covenants in some of RBS’s debt facilities. These laws and restrictions could limit the payment of future dividends and distributions to RBS by its subsidiaries, which could restrict RBS’s ability to fund other operations or to pay, in due course, a dividend to holders of the Existing Shares or the New Shares.

In addition, if the B Shares are issued, no cash dividend may be paid on the Ordinary Shares unless the cash dividend payable in respect of the same period on the B Shares is paid in full, and no scrip dividend may be paid on the Ordinary Shares unless the cash or scrip dividend payable in respect of the same period on the B Shares is paid in full.

Risk, capital and liquidity management
Risk, capital and liquidity management is conducted on an overall basis within the RBS Group. Therefore the discussion on risk, capital and liquidity management (pages 15 to 55) refers principally to policies and procedures in the RBS Group. Data is also provided for the Bank and its subsidiaries (‘the Group’) and the Bank.

On pages 15 to 55 certain information has been audited and is labelled as such.

Risk governance (unaudited)
Risk and capital management strategy is owned and set by the RBS Group’s Board of Directors, and implemented by executive management led by the Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy.

The role and remit of these committees is as follows:

•
Group Audit Committee (GAC): Financial reporting and the application of accounting policies as part of the internal control and risk assessment process. GAC monitors the identification, evaluation and management of all significant risks throughout the RBS Group.

•	Advances Committee (AC): Deals with transactions that exceed the Group Credit Committee’s delegated authority and large exposures.

•	Group Executive Management Committee (GEMC): Ensures implementation of strategy consistent with risk appetite.

•
Executive Risk Forum (ERF): Acts on all strategic risk and control matters across the RBS Group including, but not limited to, credit risk, market risk, operational risk, compliance and regulatory risk, enterprise risk, treasury and liquidity risk, reputational risk, insurance risk and country risk.

•	Group Risk Committee (GRC): Recommends limits and approves processes and policies to ensure the effective management of all material risks across the RBS Group.

•	Group Credit Committee (GCC): Approves credit proposals under the authority delegated to the committee by the Board and/or the Advances Committee.

•	Group Asset and Liability Management Committee (GALCO): Identifies, manages and controls the RBS Group balance sheet risks.

•	Group Chief Executive’s Advisory Group (GCEAG): Acts as a forum for the provision of information and advice to the Group Chief Executive. Forms part of the control process of the RBS Group.

Risk and capital (unaudited)
It is the RBS Group’s policy to optimise return to shareholders while maintaining a strong capital base and credit rating to support business growth and meet regulatory capital requirements at all times.

Risk appetite is measured as the maximum level of retained risk the RBS Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, value-at-risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied.

Risk appetite (unaudited)

Risk and capital management across the RBS Group is based on the risk appetite set by the Board, which is established through setting strategic direction, contributing to, and ultimately approving annual plans for each division and regularly reviewing and monitoring the RBS Group’s performance in relation to risk through monthly Board reports.

Risk appetite is defined in both quantitative and qualitative terms as follows:

•	Quantitative: encompassing stress testing, risk concentration, value- at-risk, liquidity and credit related metrics.

•	Qualitative: focusing on ensuring that the RBS Group applies the correct principles, policies and procedures.

Different techniques are used to ensure that the RBS Group’s risk appetite is achieved.

The GEMC is responsible for ensuring that the implementation of strategy and operations are in line with the risk appetite determined by the Board. This is reinforced through a policy framework ensuring that all staff within the RBS Group make appropriate risk and reward trade- offs within pre-agreed boundaries.

The main risks facing the RBS Group are as follows:

•	Credit risk: the risk arising from the possibility that the RBS Group will incur losses from the failure of customers to meet financial obligations to the RBS Group.

•	Funding and liquidity risk: the risk that the RBS Group is unable to meet obligations as they fall due.

•	Market risk: the risk that the value of an asset or liability may change as a result of a change in market rates.

•
Operational risk: the risk of financial loss or reputational impact resulting from fraud; human error; ineffective or inadequately designed processes or systems; improper behaviour; legal events; or from external events.

•	Regulatory risk: the risks arising from regulatory changes/enforcement.

•	Other risk: the risks arising from reputation and pension fund risk.

Credit risk

Principles for credit risk management (audited)

The key principles for credit risk management in the RBS Group are as follows:

•
A credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. Typically, this includes both quantitative and qualitative elements including, the purpose of the credit and sources of repayment; compliance with affordability tests; repayment history; ability to repay; sensitivity to economic and market developments; and risk-adjusted return based on credit risk measures appropriate to the customer and facility type.

•
Credit risk authority is specifically granted in writing to individuals involved in the granting of credit approval, whether this is individually or collectively as part of a credit committee. In exercising credit authority, individuals are required to act independently of business considerations and must declare any conflicts of interest.

•	Credit exposures, once approved, are monitored, managed and reviewed periodically against approved limits. Lower quality exposures are subject to more frequent analysis and assessment.

•
Credit risk management works with business functions on the ongoing management of the credit portfolio, including decisions on mitigating actions taken against individual exposures or broader portfolios.

•
Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly and are intended to restore the customer to a satisfactory status and minimise any potential loss to the RBS Group.

•	Stress testing of portfolios is undertaken to assess the potential credit impact of non-systemic scenarios and wider macroeconomic events on the RBS Group’s income and capital.

Specialist credit risk teams oversee the credit process independently, making credit decisions within their discretion, or recommending decisions to the appropriate credit committee. Assessments of corporate borrower and transaction risk are undertaken using fundamental credit analysis and the application of general corporate and certain specialist counterparty credit risk models.

Financial markets counterparties are approved by a dedicated credit function which specialises in traded market product risk. Specialist credit grading models exist for certain bank and non-bank financial institutions.

Different approaches are used for the management of wholesale and retail businesses:

•
Wholesale businesses: exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management. Credit applications for corporate customers are prepared by relationship managers (RMs) in the units originating the credit exposures, or by the RM team with lead responsibility for a counterparty where a customer has relationships with different divisions and business units across the RBS Group. This includes the assignment of counterparty credit grades and LGD estimates using approved models, which are also independently checked by the credit team.

•
Retail businesses: the retail business makes a large volume of small value credit decisions. Credit decisions will typically involve an application for a new or additional product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising industry standard credit and behaviour scoring techniques.

Credit risk models (audited)
Credit risk models are used throughout the RBS Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the RBS Group can be broadly grouped into three categories.

•
Probability of default (PD): models estimate the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to probability of default. Every customer credit grade across all grading scales in the RBS Group can be mapped to a RBS Group level credit grade.

•
Exposure at default (EAD): models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD may be assumed to be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

•
Loss given default (LGD): models estimate the economic loss that may occur in the event of default and represents, the debt that cannot be recovered. The RBS Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

Model validation (audited)
The performance and accuracy of credit models is critical, both in terms of effective risk management and also the calculation of risk parameters (PD, LGD and EAD) used by the RBS Group to calculate RWAs. The models are subject to frequent validation internally and, if used as part of the AIRB Basel II framework, have been reviewed and approved for use by the FSA.

Independent model validation is performed by the RBS Group. This includes an evaluation of the model development and validation for the data set used, logic and assumptions, and performance of the model analysis. Where required, the RBS Group has engaged external risk management consultants to undertake independent reviews and report their findings to the Wholesale or Retail Credit Model Committee. This provides a benchmark against industry practices.

The validation results are a key factor in deciding whether a model is recommended for ongoing use.

The frequency, depth and extent of the validation are consistent with the materiality and complexity of the risk being managed. The RBS Group’s validation processes include:

•	Developmental evidence: to ensure that the credit risk model adequately discriminates between different levels of risk and delivers accurate risk estimates.

•
Process verification: whether the methods used in the credit risk models are being used, monitored and updated in the way intended in the design of the model. Initial testing and validation is performed when the model is developed with the performance of models being assessed on an ongoing basis.

Credit risk mitigation (audited)
The RBS Group takes a number of steps to mitigate credit risk. The key risk mitigants are as follows:

•	Real estate: the most common form of security held is real estate within the consumer and wholesale businesses.

•
Financial collateral: is taken to support credit exposures in the non- trading book. Financial collateral is also taken in Global Markets and Regional Markets to support trading book exposures and is incorporated in E* (adjustment to the exposure value) calculations.

•
Other physical collateral: the RBS Group takes a wide range of other physical collateral including business assets (stock and inventory, plant and machinery, equipment), project assets, intangible assets which provide a future cashflow and real value, commodities, vehicles, rail stock, aircraft, ships and receivables (not purchased).

•
Guarantees: third party guarantees are taken from banks, government entities, export credit agencies, and corporate entities. The RBS Group’s recovery value estimation methodology is sensitive to the variations in the credit quality of guarantors. Standby letters of credit are also given value in LGD models. Conditional guarantees are accepted, in accordance with internal requirements, and are included as appropriate in PD and LGD estimates (e.g. small firms loan guarantee schemes, completion guarantees). Personal guarantees are considered in the normal credit process where there is a charge over specific assets. While personal guarantees may be called for and are always accepted, no value is given to unsupported personal guarantees in any credit models.

•
Credit derivatives: credit derivative activity is conducted through designated units within GBM to ensure consistency and appropriate control. RBS Group policies are designed to ensure that the credit protection is appropriate to support offset for an underlying trading book asset or improvement to the LGD of a banking book asset. Within the banking book, credit derivatives are used as risk and capital management tools. The principal counterparties are banks, investment firms and other market participants, with the majority subject to collateralisation under a credit support annex. In accordance with internal policy, stress testing is conducted on the counterparty credit risk created by the purchase of credit protection.

•	Minimum standards (for example loan to value, legal certainty) are ensured through the policy framework.

Credit risk assets (audited)
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types. The RBS Group uses a series of models to measure the size of its exposure to credit risk and to calculate expected EAD in both its trading and banking books. In so doing, the RBS Group recognises the effects of credit risk mitigation that reduces potential loss.

Credit concentration risk (including country risk) (audited)
The RBS Group defines three key areas of concentration in credit risk that are monitored, reported and managed at RBS Group and divisional levels. These are single name concentration, industry/sector and country risk. The RBS Group has a series of quantitative and qualitative controls in place to limit the amount of concentration risk in credit portfolios. A threshold is set on the aggregate LGD to a single customer group above which approval is required from the RBS Group’s most senior credit committee, the Advances Committee.

During the year work progressed on an enhancement of the frameworks for managing single name and sector concentrations. These enhancements are planned to be fully implemented in 2009 to improve the identification and management of concentrations in the portfolio through the introduction of additional parameters and increased scrutiny of concentration limit excesses.

A stress testing framework, Correlated Exposure Loss Testing, assesses the impact on the RBS Group’s impairment charge of non-systemic events that affect groups of inter-related sectors in order to limit the impact of these scenarios to within defined tolerances.

Country risk arises from sovereign events (e.g. default or restructuring); economic events (e.g. contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (e.g. convertibility restrictions and expropriation or nationalisation) and natural disaster or conflict. Losses are broadly defined and include credit, market, liquidity, operational and franchise risk related losses. It is the RBS Group’s policy to monitor and control country risk exposures and to avoid excessive concentrations.

The RBS Group’s appetite is expressed by a matrix of limits by country risk grade and is approved by GEMC. The RBS Group’s exposure is managed and measured within this appetite by the Group Country Risk Management Committee (GCRMC), that has delegated authority from the GRC to manage country risk and agree related policy. Membership of GCRMC comprises the Group Chief Credit Officer, Heads of Credit and business representatives from those divisions with material country risk exposures. GCRMC sets limits for each country based on a risk assessment taking into account the RBS Group’s franchise and business mix in that country. Additional limitations – on product types with higher loss potential and longer tenor transactions, for example – may be established depending on the country outlook and business strategy. A country watch list framework is in place to proactively monitor emerging issues and facilitates the development of mitigation strategies.

Global Restructuring Group (GRG) (audited)
GRG was formed in 2008, tasked with managing the RBS Group’s problem and potential problem exposures to help rejuvenate and restore customers to profitable business. This may include assisting with the restructuring of their businesses and/or renegotiation.

GRG brings together previously disparate functions across the RBS Group. Its primary function is to work closely with the RBS Group’s customer facing businesses to support the proactive management of any problem lending. This is based on a clear process (watch listing) which requires the transfer of problem credits to GRG. GRG reports to the Group Chief Risk Officer.

Given the current economic outlook, it is particularly important that potential problems are identified early and referred to GRG as the RBS Group’s past experience has shown that the sooner specialists in restructuring are engaged, the greater the likelihood of a successful outcome. Early identification of potential problems therefore has a benefit to the borrower as well as to the RBS Group.

GRG is structured with specialist teams focused on: large corporate cases (higher value, multiple lenders); small/mid size business cases (lower value, bilateral relationships); and recovery/litigations. Given the negative trends in the portfolio in 2008, the size of GRG has grown substantially and further investment in staffing is expected in 2009.

Originating business units liaise with GRG upon the emergence of a potentially negative event or trend that may impact a borrowers’ ability to service its debt. This may be a significant deterioration in some aspect of the borrowers’ activity, such as trading, where a breach of covenant is likely or where a borrower has missed or is expected to miss a material contractual payment to the RBS Group or another creditor.

On transfer of a relationship to GRG a strategy is devised to:

•	Work with the borrower to facilitate changes that will maximise the potential for turnaround of their situation and return them to profitability.

•	Define the RBS Group’s role in the turnaround situation and assess the risk/return dimension of the RBS Group’s participation.

•	Return customers to the originating business unit in a sound and stable condition or, if such recovery can not be achieved, avoid additional losses and maximise recoveries.

•	Ensure key lessons learned are fed back into origination policies and procedures.

Retail collections and recoveries (audited)
There are collections and recoveries functions in each of the four regional markets. Their role is to provide support and assistance to customers who are currently experiencing difficulties meeting their financial obligations.

Where possible, the aim of collections and recoveries teams is to return the customer to a satisfactory position, by working with them to restructure their finances and/or business. If this is not possible, the team has the objective of reducing the loss to the RBS Group.

There have been material increases in staffing levels in all collections functions to manage the increase in the number of customers in financial difficulty. In the UK and Ireland, there is a common collection and recovery operational model managed by Group Manufacturing. During 2008, there was significant investment in systems development and staff training to make collections activity more efficient and effective.

In the UK there have been several initiatives to ensure fair and appropriate treatment of customers experiencing difficulties. For mortgage customers the RBS Group will not initiate repossession proceedings for at least six months after arrears are evident.

Preventative measures have also been a key focus throughout 2008, and as a result, the RBS Group has announced the introduction of over 1,000 dedicated Money Sense advisers in its branch network who will provide free financial counselling to both customers and non-customers. The RBS Group has also implemented a programme to proactively contact customers who exhibit early signs of financial stress but are not yet in Collections to offer them assistance in managing their finances more effectively.

Credit risk asset quality (audited)
Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the RBS Group map to both a RBS Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across disparate portfolios. Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

The RBS Group has adopted, as part of the move to Basel II, a new master grading scale for wholesale exposures which comprises 27 grades. These in turn map to ten asset quality (AQ) bands used for both wholesale and retail exposures. This replaced the less granular AQ1-5 bands used prior to 2008.

The relationship between these measures is shown below (unaudited).

	PD Range		New AQ1-	Old AQ1-5
Master grading scale	Lower	Upper	10 bands	bands
1	0%	0.006%
2	0.006%	0.012%
3	0.012%	0.017%	AQ1
4	0.017%	0.024%
5	0.024%	0.034%		AQ1
6	0.034%	0.048%	AQ2
7	0.048%	0.067%	AQ3
8	0.067%	0.095%
9	0.095%	0.135%
10	0.135%	0.190%	AQ4
11	0.190%	0.269%

12	0.269%	0.381%		AQ2
13	0.381%	0.538%
14	0.538%	0.761%	AQ5
15	0.761%	1.076%		AQ3
16	1.076%	1.522%	AQ6
17	1.522%	2.153%		AQ4
18	2.153%	3.044%

19	3.044%	4.305%	AQ7
20	4.305%	6.089%
21	6.089%	8.611%
22	8.611%	12.177%	AQ8
23	12.177%	17.222%		AQ5
24	17.222%	24.355%
25	24.355%	34.443%	AQ9
26	34.443%	100%
27	100%	100%	AQ10

Asset grades (unaudited)
Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these RBS Group level asset quality grades are as follows:

	Annual probability of default
Asset quality grade	Minimum	Midpoint	Maximum
	%	%	%
AQ1	0.00	0.10	0.20
AQ2	0.21	0.40	0.60
AQ3	0.61	1.05	1.50
AQ4	1.51	3.25	5.00
AQ5	5.01	52.50	100.00

The following table provides an analysis of  the credit quality of  financial assets by the RBS Group’s internal credit ratings (audited).

					Group
						Balances
						with Group	Accruing	Non-	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances
at central banks	6,806	—	—	—	—	—	—	—	—	6,806
Loans and advances
to banks (1)	68,885	91	77	28	230	7,297	—	83	(83)	76,608
Loans and advances
to customers	231,688	108,005	144,408	74,314	36,736	4,484	12,797	13,643	(6,572)	619,503
Debt securities	171,685	847	263	3,736	1,220	—	—	33	(18)	177,766
Settlement balances	5,651	516	290	129	256	—	4,029	—	—	10,871
Derivatives	812,895	33,632	24,984	4,077	5,434	56,424	11	—	—	937,457
Other financial instruments	32	—	—	—	—	—	—	—	—	32
	1,297,642	143,091	170,022	82,284	43,876	68,205	16,837	13,759	(6,673)	1,829,043
Commitments	173,350	44,710	43,765	20,983	18,278	51	—	—	—	301,137
Contingent liabilities	20,946	5,976	2,989	2,519	487	—	—	—	—	32,917
Total off-balance sheet	194,296	50,686	46,754	23,502	18,765	51	—	—	—	334,054

2007
Cash and balances at
central banks	5,559	—	—	—	—	—	—	—	—	5,559
Loans and advances
to banks (1)	89,357	1,772	426	94	2	1,966	—	2	(2)	93,617
Loans and advances
to customers	191,451	109,460	163,792	46,293	19,850	9,088	9,083	6,665	(4,233)	551,449
Debt securities	153,391	8,026	1,383	466	1,165	—	—	1	—	164,432
Settlement balances	3,228	98	344	21	68	—	1,567	—	—	5,326
Derivatives	175,770	21,166	4,801	894	394	2,950	—	—	—	205,975
Other financial instruments	19	—	—	—	—	—	—	—	—	19
	618,775	140,522	170,746	47,768	21,479	14,004	10,650	6,668	(4,235)	1,026,377
Commitments	95,664	73,221	60,895	19,797	12,177	—	—	—	—	261,754
Contingent liabilities	7,658	7,915	4,989	1,214	1,100	—	—	—	—	22,876
Total off-balance sheet	103,322	81,136	65,884	21,011	13,277	—	—	—	—	284,630

Note:
(1)   Excluding items in the course of  collection of  £2,779 million (2007 – £2,729 million).

					Bank
						Balances
						with Group	Accruing	Non-	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at
central banks	3,714	—	—	—	—	—	—	—	—	3,714
Loans and advances
to banks(1)	54,403	66	50	8	225	36,481	—	81	(81)	91,233
Loans and advances
to customers	127,883	50,267	60,255	28,830	9,727	44,368	2,482	5,622	(2,394)	327,040
Debt securities	153,490	804	206	3,396	1,079	708	—	17	(2)	159,698
Settlement balances	4,051	120	129	—	25	—	1,010	—	—	5,335
Derivatives	807,283	31,173	23,224	3,367	4,587	68,860	11	—	—	938,505
	1,150,824	82,430	83,864	35,601	15,643	150,417	3,503	5,720	(2,477)	1,525,525
Commitments	131,942	23,847	17,102	6,659	7,511	346	—	—	—	187,407
Contingent liabilities	16,804	3,093	1,155	1,081	182	—	—	—	—	22,315
Total off-balance sheet	148,746	26,940	18,257	7,740	7,693	346	—	—	—	209,722

2007
Cash and balances
at central banks	3,333	—	—	—	—	—	—	—	—	3,333
Loans and advances
to banks(1)	66,418	574	275	70	—	24,115	—	—	—	91,452
Loans and advances
to customers	97,715	59,825	75,432	12,645	5,874	74,340	2,501	2,088	(1,273)	329,147
Debt securities	98,303	5,699	1,254	338	1,044	612	—	—	—	107,250
Settlement balances	1,273	89	130	—	39	—	515	—	—	2,046
Derivatives	174,288	20,879	4,575	795	367	7,009	—	—	—	207,913
	441,330	87,066	81,666	13,848	7,324	106,076	3,016	2,088	(1,273)	741,141
Commitments	61,866	39,825	31,604	6,478	5,784	258	—	—	—	145,815
Contingent liabilities	5,876	5,187	2,962	278	703	—	—	—	—	15,006
Total off-balance sheet	67,742	45,012	34,566	6,756	6,487	258	—	—	—	160,821

Note:
(1)  Excluding items in the course of  collection of  £484 million (2007 – £530 million).

Industry risk – geographical analysis (audited)
		Group
	Loans and advances to banks and customers	Debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2008	£m	£m	£m	£m	£m	£m
UK
Central and local government	6,033	34,942	3,998	1	44,974	1,636
Manufacturing	23,640	263	5,929	56	29,888	3,812
Construction	13,346	33	744	—	14,123	1,485
Finance	140,951	64,174	494,667	3,454	703,246	426,522
Service industry and business activities	82,006	4,980	13,229	586	100,801	7,710
Agriculture, forestry and fishing	3,118	—	34	1	3,153	87
Property	73,632	1,662	5,073	2	80,369	1,026
Individuals:
Home mortgages	80,941	—	14	—	80,955	52
Other	26,182	248	36	—	26,466	5
Finance leases and instalment credit	17,363	3	25	—	17,391	—
Interest accruals	2,690	774	—	—	3,464	—
Total UK	469,902	107,079	523,749	4,100	1,104,830	442,335
US
Central and local government	352	24,784	45	33	25,214	—
Manufacturing	10,569	102	1,809	128	12,608	217
Construction	885	63	122	6	1,076	—
Finance	25,517	36,408	364,544	5,445	431,914	323,910
Service industry and business activities	25,291	1,133	8,535	907	35,866	2,346
Agriculture, forestry and fishing	30	—	3	1	34	—
Property	6,475	7	97	—	6,579	—
Individuals:
Home mortgages	34,235	—	—	—	34,235	—
Other	14,368	—	—	—	14,368	—
Finance leases and instalment credit	3,066	—	—	—	3,066	—
Interest accruals	488	466	—	—	954	—
Total US	121,276	62,963	375,155	6,520	565,914	326,473
Europe
Central and local government	742	1,335	8	5	2,090	—
Manufacturing	11,174	1	31	—	11,206	—
Construction	4,380	—	57	—	4,437	—
Finance	6,145	455	212	110	6,922	7
Service industry and business activities	20,116	48	136	1	20,301	—
Agriculture, forestry and fishing	1,095	1	1	—	1,097	—
Property	18,618	1	299	—	18,918	—
Individuals:
Home mortgages	23,132	—	—	—	23,132	—
Other	3,933	—	19	—	3,952	—
Finance leases and instalment credit	1,793	—	—	—	1,793	—
Interest accruals	337	1	—	—	338	—
Total Europe	91,465	1,842	763	116	94,186	7
Rest of the World
Central and local government	534	5,164	268	142	6,108	—
Manufacturing	1,032	155	94	—	1,281	—
Construction	421	—	2	—	423	—
Finance	10,928	2,657	37,035	25	50,645	31,262
Service industry and business activities	6,001	337	328	—	6,666	—
Agriculture, forestry and fishing	15	—	10	—	25	—
Property	1,951	402	53	—	2,406	—
Individuals:
Home mortgages	439	—	—	—	439	—
Other	1,466	—	—	—	1,466	—
Finance leases and instalment credit	24	—	—	—	24	—
Interest accruals	91	—	—	—	91	—
Total Rest of the World	22,902	8,715	37,790	167	69,574	31,262

			Group
	Loans and advances to banks and customers	Debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset (2)
2008	£m	£m	£m	£m	£m	£m
Total
Central and local government	7,661	66,225	4,319	181	78,386	1,636
Manufacturing	46,415	521	7,863	184	54,983	4,029
Construction	19,032	96	925	6	20,059	1,485
Finance	183,541	103,694	896,458	9,034	1,192,727	781,701
Service industry and business activities	133,414	6,498	22,228	1,494	163,634	10,056
Agriculture, forestry and fishing	4,258	1	48	2	4,309	87
Property	100,676	2,072	5,522	2	108,272	1,026
Individuals:
Home mortgages	138,747	—	14	—	138,761	52
Other	45,949	248	55	—	46,252	5
Finance leases and instalment credit	22,246	3	25	—	22,274	—
Interest accruals	3,606	1,241	—	—	4,847	—
	705,545	180,599	937,457	10,903	1,834,504	800,077

Notes:
(1)	Includes settlement balances of £10,871 million.
(2)
This column shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

			Group
	Loans and advances to banks and customers	Debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2007	£m	£m	£m	£m	£m	£m
UK
Central and local government	4,722	15,280	1,157	—	21,159	1,531
Manufacturing	19,574	211	1,517	—	21,302	4,031
Construction	12,249	3	741	—	12,993	1,684
Finance	173,741	74,137	186,041	1,678	435,597	190,316
Service industry and business activities	69,011	5,125	4,412	—	78,548	6,690
Agriculture, forestry and fishing	2,564	1	58	—	2,623	104
Property	59,821	603	969	7	61,400	2,033
Individuals:
Home mortgages	72,726	—	5	—	72,731	—
Other	27,408	260	15	—	27,683	7
Finance leases and instalment credit	15,632	131	27	—	15,790	—
Interest accruals	2,202	857	—	—	3,059	—
Total UK	459,650	96,608	194,942	1,685	752,885	206,396
US
Central and local government	347	22,982	—	212	23,541	—
Manufacturing	5,412	236	—	—	5,648	—
Construction	793	96	—	—	889	—
Finance	26,722	36,843	9,470	2,800	75,835	7,417
Service industry and business activities	14,254	1,388	233	—	15,875	1
Agriculture, forestry and fishing	20	—	—	—	20	—
Property	6,339	—	—	—	6,339	—
Individuals:
Home mortgages	27,882	—	—	—	27,882	—
Other	10,879	—	—	—	10,879	—
Finance leases and instalment credit	2,228	—	—	—	2,228	—
Interest accruals	619	379	—	—	998	2
Total US	95,495	61,924	9,703	3,012	170,134	7,420

Industry risk – geographical analysis (audited) continued
			Group
	Loans and advances to banks and customers	Debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2007	£m	£m	£m	£m	£m	£m
Europe
Central and local government	551	960	10	—	1,521	—
Manufacturing	5,868	—	—	—	5,868	—
Construction	3,519	—	—	—	3,519	—
Finance	10,984	790	1,011	28	12,813	—
Service industry and business activities	13,391	19	7	—	13,417	16
Agriculture, forestry and fishing	588	—	—	—	588	—
Property	12,971	67	—	—	13,038	—
Individuals:
Home mortgages	16,276	18	—	—	16,294	—
Other	5,111	—	—	—	5,111	—
Finance leases and instalment credit	1,620	—	—	—	1,620	—
Interest accruals	277	1	—	—	278	—
Total Europe	71,156	1,855	1,028	28	74,067	16
Rest of the World
Central and local government	239	1,054	—	—	1,293	—
Manufacturing	214	—	—	—	214	—
Construction	463	4	—	—	467	1
Finance	18,176	8,477	38	575	27,266	69
Service industry and business activities	3,103	1	9	—	3,113	2
Agriculture, forestry and fishing	11	—	—	—	11	—
Property	1,751	52	1	—	1,804	—
Individuals:
Home mortgages	477	—	—	—	477	—
Other	1,149	—	—	—	1,149	—
Finance leases and instalment credit	18	—	254	45	317	—
Interest accruals	128	11	—	—	139	—
Total Rest of the World	25,729	9,599	302	620	36,250	72
Total
Central and local government	5,859	40,276	1,167	212	47,514	1,531
Manufacturing	31,068	447	1,517	—	33,032	4,031
Construction	17,024	103	741	—	17,868	1,685
Finance	229,623	120,247	196,560	5,081	551,511	197,802
Service industry and business activities	99,759	6,533	4,661	—	110,953	6,709
Agriculture, forestry and fishing	3,183	1	58	—	3,242	104
Property	80,882	722	970	7	82,581	2,033
Individuals:
Home mortgages	117,361	18	5	—	117,384	—
Other	44,547	260	15	—	44,822	7
Finance leases and instalment credit	19,498	131	281	45	19,955	—
Interest accruals	3,226	1,248	—	—	4,474	2
	652,030	169,986	205,975	5,345	1,033,336	213,904

Notes:
(1)	Includes settlement balances of £5,326 million.
(2)
This column shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

			Bank
	Loans and advances to banks and customers	Debt securities and equity shares	Derivatives	Settlement balances	Total	Netting offset(1)
2008	£m	£m	£m	£m	£m	£m
UK
Central and local government	3,559	33,099	4,003	1	40,662	352
Manufacturing	16,047	263	5,516	15	21,841	1,904
Construction	6,614	33	687	—	7,334	405
Finance	167,225	101,653	502,642	3,462	774,982	426,102
Service industry and business activities	57,456	4,787	11,935	478	74,656	2,290
Agriculture, forestry and fishing	836	—	21	1	858	71
Property	44,390	2,296	4,509	2	51,197	433
Individuals:
Home mortgages	39,409	—	5	—	39,414	52
Other	7,857	—	6	—	7,863	—
Finance leases and instalment credit	652	—	25	—	677	—
Interest accruals	2,453	761	—	—	3,214	—
Total UK	346,498	142,892	529,349	3,959	1,022,698	431,609
US
Central and local government	75	319	45	3	442	—
Manufacturing	3,769	44	1,308	5	5,126	—
Construction	203	3	123	—	329	—
Finance	7,937	11,611	365,575	1,314	386,437	320,460
Service industry and business activities	12,305	330	3,838	54	16,527	151
Agriculture, forestry and fishing	—	—	2	—	2	—
Property	1,057	—	97	—	1,154	—
Individuals:
Home mortgages	—	—	—	—	—	—
Other	—	—	—	—	—	—
Finance leases and instalment credit	120	—	—	—	120	—
Interest accruals	74	61	—	—	135	—
Total US	25,540	12,368	370,988	1,376	410,272	320,611
Europe
Central and local government	598	—	8	—	606	—
Manufacturing	8,862	—	—	—	8,862	—
Construction	1,031	—	—	—	1,031	—
Finance	1,765	59	—	—	1,824	7
Service industry and business activities	10,986	—	—	—	10,986	—
Agriculture, forestry and fishing	2	—	—	—	2	—
Property	5,893	—	—	—	5,893	—
Individuals:
Home mortgages	4	—	—	—	4	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	90	—	—	—	90	—
Interest accruals	149	1	—	—	150	—
Total Europe	29,381	60	8	—	29,449	7
Rest of the World
Central and local government	534	1,622	268	—	2,424	—
Manufacturing	1,032	155	94	—	1,281	—
Construction	421	—	2	—	423	—
Finance	9,227	2,934	37,405	—	49,566	31,262
Service industry and business activities	5,979	336	328	—	6,643	—
Agriculture, forestry and fishing	15	—	10	—	25	—
Property	1,930	397	53	—	2,380	—
Individuals:
Home mortgages	439	—	—	—	439	—
Other	3	—	—	—	3	—
Finance leases and instalment credit	147	—	—	—	147	—
Interest accruals	86	—	—	—	86	—
Total Rest of the World	19,813	5,444	38,160	—	63,417	31,262

			Bank
	Loans and advances to banks and customers	Debt securities and equity shares	Derivatives	Settlement balances	Total	Netting offset(1)
2008	£m	£m	£m	£m	£m	£m
Total
Central and local government	4,766	35,040	4,324	4	44,134	352
Manufacturing	29,710	462	6,918	20	37,110	1,904
Construction	8,269	36	812	—	9,117	405
Finance	186,154	116,257	905,622	4,776	1,212,809	777,831
Service industry and business activities	86,726	5,453	16,101	532	108,812	2,441
Agriculture, forestry and fishing	853	—	33	1	887	71
Property	53,270	2,693	4,659	2	60,624	433
Individuals:
Home mortgages	39,852	—	5	—	39,857	52
Other	7,861	—	6	—	7,867	—
Finance leases and instalment credit	1,009	—	25	—	1,034	—
Interest accruals	2,762	823	—	—	3,585	—
	421,232	160,764	938,505	5,335	1,525,836	783,489

Note:
(1)
This column shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

			Bank
	Loans and	Debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset(1)
2007	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,396	13,379	1,158	—	16,933	387
Manufacturing	11,470	209	1,416	—	13,095	1,775
Construction	5,834	3	716	—	6,553	768
Finance	178,673	73,290	188,740	1,673	442,376	189,948
Service industry and business activities	42,694	5,710	4,228	—	52,632	2,143
Agriculture, forestry and fishing	800	—	56	—	856	87
Property	33,741	545	866	7	35,159	588
Individuals:
Home mortgages	35,710	—	1	—	35,711	—
Other	8,213	—	6	—	8,219	—
Finance leases and instalment credit	708	128	27	—	863	—
Interest accruals	1,554	854	—	—	2,408	—
Total UK	321,793	94,118	197,214	1,680	614,805	195,696
US
Central and local government	73	1,892	—	—	1,965	—
Manufacturing	2,307	124	—	—	2,431	—
Construction	217	48	—	—	265	—
Finance	31,867	10,799	10,400	321	53,387	4,932
Service industry and business activities	6,640	558	—	—	7,198	—
Property	724	—	—	—	724	—
Finance leases and instalment credit	36	—	—	—	36	—
Interest accruals	67	83	—	—	150	—
Total US	41,931	13,504	10,400	321	66,156	4,932

			Bank
	Loans and	Debt
	advances to banks	securities and		Settlement		Netting
	and customers	equity shares	Derivatives	balances	Total	offset(1)
2007	£m	£m	£m	£m	£m	£m
Europe
Central and local government	389	—	10	—	399	—
Manufacturing	3,910	—	—	—	3,910	—
Construction	630	—	—	—	630	—
Finance	18,964	37	—	—	19,001	—
Service industry and business activities	6,897	—	—	—	6,897	—
Property	4,938	—	—	—	4,938	—
Individuals:
Home mortgages	3	—	—	—	3	—
Other	1	—	—	—	1	—
Finance leases and instalment credit	113	—	—	—	113	—
Interest accruals	100	1	—	—	101	—
Total Europe	35,945	38	10	—	35,993	—
Rest of the World
Central and local government	239	1,053	—	—	1,292	—
Manufacturing	214	—	—	—	214	—
Construction	443	—	—	—	443	1
Finance	6,211	2,530	24	—	8,765	69
Service industry and business activities	13,497	—	10	—	13,507	2
Agriculture, forestry and fishing	11	—	—	—	11	—
Property	1,751	26	1	—	1,778	—
Individuals:
Home mortgages	280	—	—	—	280	—
Other	3	—	—	—	3	—
Finance leases and instalment credit	18	—	254	45	317	—
Interest accruals	66	—	—	—	66	—
Total Rest of the World	22,733	3,609	289	45	26,676	72
Total
Central and local government	3,097	16,324	1,168	—	20,589	387
Manufacturing	17,901	333	1,416	—	19,650	1,775
Construction	7,124	51	716	—	7,891	769
Finance	235,715	86,656	199,164	1,994	523,529	194,949
Service industry and business activities	69,728	6,268	4,238	—	80,234	2,145
Agriculture, forestry and fishing	811	—	56	—	867	87
Property	41,154	571	867	7	42,599	588
Individuals:
Home mortgages	35,993	—	1	—	35,994	—
Other	8,217	—	6	—	8,223	—
Finance leases and instalment credit	875	128	281	45	1,329	—
Interest accruals	1,787	938	—	—	2,725	—
	422,402	111,269	207,913	2,046	743,630	200,700

Note:
(1)
This column shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Impairment (audited)
The RBS Group classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of  the value of  any security held, which could reduce the eventual loss should it occur, and gross of  any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance. The analyses of  risk elements and impairment charges as discussed below form a key part of  the data provided to senior management on the credit performance of  the Group’s portfolios.

The table below sets out loans that are classified as REIL and PPL.

	Group
	2008	2007
	£m	£m
Non-accrual loans (1)	13,726	6,667
Accrual loans past due 90 days (2)	1,669	256
Total REIL	15,395	6,923
PPL (3)	226	64
Total REIL and PPL	15,621	6,987
REIL and PPL as % of customer loans and advances – gross (4)	2.60%	1.47%

The sub-categories of  REIL and PPL are calculated as described in notes 1 to 4 below.

Notes:
(1)	All loans against which an impairment provision is held are reported in the non-accrual category.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(4)	Gross of provisions and excluding reverse repurchase agreements.

Impairment loss provision methodology (audited)
Provisions for impairment losses are assessed under three categories:

•     Individually assessed provisions: provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of  the counterparty and any guarantor and collateral held after being stressed for downside risk. This incorporates an estimate of  the discounted value of  any recoveries and realisation of  security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

•     Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of  the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of  the relevant portfolio, taking account of  the level of  arrears, security and average loss experience over the recovery period.

•     Latent loss provisions: provisions held against the estimated impairment in the performing portfolio which have yet to be identified as at the balance sheet date. To assess the latent loss within the portfolios, the RBS Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis (audited)
The RBS Group’s consumer portfolios, which consist of  high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of  various recovery methods. Corporate portfolios consist of  higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The RBS Group operates a clear provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken and significant cases will be presented to a committee chaired by the Group Chief  Executive or the Group Finance Director.

Impairment charge (audited)
The following table shows total impairment losses charged to the income statement.

	Group
	2008	2007
	£m	£m
New impairment losses	4,917	2,110
less: recoveries of amounts previously written-off	(211)	(245)
Charge to income statement	4,706	1,865
Comprising:
Loan impairment losses	4,555	1,843
Impairment losses on available-for-sale securities	151	22
Charge to income statement	4,706	1,865

Analysis of  loan impairment charge (audited)
	Group
	2008	2007
	£m	£m
Latent loss impairment charge	582	2
Collectively assessed impairment charge	2,183	1,644
Individually assessed impairment charge (1)	1,709	197
Charge to income statement	4,474	1,843
Charge as a % of customer loans and advances – gross (2)	0.75%	0.39%

Notes:
(1)	Excludes loan impairment charge against loans and advances to banks of £81 million (2007 – nil).
(2)	Gross of provisions and excluding reverse repurchase agreements.

Analysis of  loan impairment provisions (audited)
	Group
	2008	2007
	£m	£m
Latent loss provisions	1,328	600
Collectively assessed provisions	3,380	2,996
Individually assessed provisions	1,864	637
Total provisions (1)	6,572	4,233

Total provision as a % of customer loans and advances – gross (2)	1.10%	0.89%

Notes:
(1) Excludes provisions against loans and advances to banks of £83 million (2007 – £2 million).
(2) Gross of provisions and excluding reverse repurchase agreements.

Provisions coverage (audited)
The provision coverage ratios are shown in the table below.

	Group
	2008	2007
	£m	£m
Total provision expressed as a:
% of REIL	43%	61%
% of REIL and PPL	43%	61%

The coverage ratio of closing provisions to REIL and PPL decreased from 61% to 43% during 2008. The lower coverage ratio reflects amounts written- off and the changing mix from unsecured to secured exposures.

Movement in loan impairment provisions (audited)
The following table shows the movement in the provision for impairment losses for loans and advances.

	Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2008	2007
	£m	£m	£m	£m	£m
At 1 January	639	2,996	600	4,235	3,929
Currency translation and other adjustments	164	113	176	453	30
(Disposals)/acquisitions	—	(148)	(30)	(178)	6
Amounts written-off	(636)	(1,811)	—	(2,447)	(1,652)
Recoveries of amounts previously written-off	23	188	—	211	245
Charged to the income statement	1,790	2,183	582	4,555	1,843
Unwind of discount	(33)	(141)	—	(174)	(166)
At 31 December (1)	1,947	3,380	1,328	6,655	4,235

Note:
(1)   The provision for impairment losses at 31 December 2008 includes £83 million relating to loans and advances to banks (2007 – £2 million).

Liquidity risk (audited)
The RBS Group’s liquidity policy is designed to ensure that it can at all times meet its obligations as they fall due.

Liquidity management within the RBS Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations. The management of liquidity risk within the RBS Group is undertaken within a formal governance structure. The Group Board of Directors oversees the liquidity risk appetite and strategy of the RBS Group; the Group Executive Management Committee reviews the key liquidity metrics and trends in the context of the RBS Group’s overall risk profile; the Group Asset and Liability Management Committee (GALCO), chaired by the Group Finance Director and including the chief executives of the business divisions as well as the Group Treasurer, Group Chief Risk Officer and heads of other relevant Group functions, sets explicit metrics across a number of asset and liability targets and these are cascaded to the business and monitored by the Group Treasury and risk functions.

Group Treasury has overall responsibility for the daily monitoring and control of the RBS Group’s liquidity and funding positions. The Liquidity Managers’ Forum is chaired and directed by the Group Treasurer with membership including the Head of Short Term Markets and Financing, GBM. The forum typically meets weekly with more frequent, ad hoc, meetings as necessary. There are Regional and Country ALCOs that oversee RBS Group policy in our business in Europe, Asia and the Americas. The RBS Group is divided into Liquidity Reporting Units each of which is required to have its own liquidity limits and contingency funding plan. In addition, all subsidiaries and branches outside the UK are required to comply with local regulatory liquidity requirements and are subject to Group Treasury oversight.

Management of  term structure
The RBS Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters. The degree of maturity mismatch within the overall long-term structure of the RBS Group’s assets and liabilities is managed within internal policy guidelines, aimed at ensuring term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the RBS Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Daily management
The primary focus of the daily management activity is to ensure access to sufficient liquidity to meet cash flow obligations within key time horizons, in particular out to one month ahead. The short-term maturity structure of the RBS Group’s liabilities and assets is managed daily to ensure that all material or potential cash flow obligations, arising from undrawn commitments and other contingent obligations can be met. Potential sources include cash inflows from maturing assets, new borrowings or the sale of various debt securities held (after allowing for appropriate haircuts). Short-term liquidity risk is generally managed on a consolidated basis with liquidity mismatch limits in place for subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the RBS Group’s overall liquidity risk position is not compromised. Citizens Financial Group manages liquidity locally, given different regulatory regimes, subject to review by Group Treasury.

Stress testing
The RBS Group performs stress tests to simulate how events may impact its funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define suitable limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The form and content of stress tests are updated where required as market conditions evolve.

Contingency planning
Contingency funding plans have been developed to anticipate and respond to approaching or actual material deterioration in market conditions. The RBS Group reviews its contingency plans in the light of evolving market conditions. The contingency funding plan covers: the available sources of contingent funding to supplement cash flow shortages; the lead times to obtain such funding; the roles and responsibilities of those involved in the contingency plans, including the communication lines for escalation of events which give rise to liquidity stress; assumptions, including the expected change impact of market conditions; and the ability and circumstances within which the RBS Group accesses central bank liquidity.

Liquidity management in 2008 (audited)
The amount of unsecured wholesale funding of the Group represented by bank funding and debt securities increased from £206 billion in December 2007 to £298 billion in December 2008. The gap between customer loans and customer deposits increased over this period from £109 billion to £199 billion. The market disruption during 2008 had a marked effect on the Group’s liquidity and funding which was at its most acute in the autumn of 2008 following the collapse of Lehman Brothers. During that period, the Group’s credit ratings were downgraded constraining both access to and tenor of wholesale funding and there was an outflow of customer deposits. The effective closure of the term funding markets and sharp reduction in the quantity and maturity of short term bank funding had profound consequences for the Group.

Whilst the Group’s customer funding sources remain well diversified and its retail franchise proved resilient, the availability of longer term funding diminished. The Group therefore increased its shorter term wholesale funding exposure, increased its access to central bank funding and issued government guaranteed debt to fund the balance sheet. The government schemes have enabled the mitigation of the financial crisis as the Group rebalances its asset and liability structure.

An analysis of  the Group’s funding is set out below.
	Group
	2008		2007
Sources of funding	£m	%	£m	%
Customer accounts (excluding repos)
Repayable on demand	248,978	27	226,451	27
Time deposits	150,056	16	141,502	17
Total customer accounts (excluding repos)	399,034	43	367,953	44
Debt securities in issue over one year
remaining maturity	57,447	6	50,580	6
Subordinated liabilities	39,951	4	27,796	3
Owners’ equity	45,958	5	47,683	5
Total customer accounts and long term funds	542,390	58	494,012	58
Repo agreements with customers	54,095	6	75,029	9
Repo agreements with banks	66,006	7	75,154	9
Total customer accounts, long term funds
and collateralised borrowing	662,491	71	644,195	76
Debt securities in issue up to one year
remaining maturity	122,495	13	79,552	9
Deposits by banks (excluding repos)	115,976	12	76,354	9
Short positions	37,172	4	47,058	6
Total	938,134	100	847,159	100

Customer accounts – the principal source of funds for the Group is its core customer deposits gathered by its retail banking, private client, corporate and SME franchises. The underlying strength of the franchise is demonstrated by the performance of the Group in these markets as customer deposits increased from £368 billion in December 2007 to £399 billion at the end of December 2008. There was a fluctuation in balances at the height of the market disruption in October 2008 but this was recovered by the year end. The Group’s multi-brand offering and strong client focus is a key part of the funding strategy and continues to benefit the Group’s funding position.

Repo agreements are borrowings collateralised by a range of debt securities and other assets undertaken with a range of corporate and institutional customers and banks. These reduced in the course of 2008 as the Group took strategic actions and wholesale markets retrenched.

Short positions in various securities are held primarily by GBM including RBS Greenwich Capital in the US.

Debt securities in issue over one year, subordinated liabilities and equity – during 2008, the debt markets saw reduced activity, in both the term and the securitisation markets; as a result the maturity profile of the Group’s wholesale funding has become shorter in duration over the course of the year. This was partly offset by issues of government guaranteed debt in the latter part of 2008. The maturity profile of debt securities is predominantly concentrated under one year and this is a source of refinancing risk in the coming twelve months.

Short term debt and bank deposits – the Group saw considerable pressure and risk aversion in the short term debt and bank deposit markets. In order to relieve funding shortages in the market, central banks across the world allowed banks to pledge assets to access funding. The Group has used central bank schemes to support its funding and pledged assets into several of these schemes in a number of countries in which it operates. The Group has set up a series of initiatives to improve the liquidity value of its assets to assist in relieving funding pressures.

Undrawn commitments – the Group provides undrawn commitments to both its corporate and personal customers in the form of products such as overdrafts and credit card facilities. The commitments portfolio is well diversified in terms of customers, geography and business type. The total amount of the Group’s undrawn commitments at the end of 2008 was £294 billion.

Conduits – the Group’s most significant multi-seller conduits have thus far continued to fund the vast majority of their assets solely through asset backed commercial paper (ABCP) issuance. There were significant disruptions to the liquidity of the financial markets during the year following the bankruptcy filing of Lehman Brothers in September 2008 and this required a small amount of the assets held in certain conduits to be funded by the Group rather than through ABCP issuance. By the end of 2008 there had been an improvement in market conditions, supported by central bank initiatives, which enabled normal ABCP funding to replace this Group funding of the conduits.

The average maturity of ABCP issued by the Group’s conduits as at 31 December 2008 was 72.4 days (2007– 60.4 days).

The total assets held by the Group’s sponsored conduits are £31.5 billion (2007– £10.7 billion). Since these liquidity facilities are sanctioned on the basis of total conduit purchase commitments, the liquidity facility commitments will exceed the level of assets held, with the difference representing undrawn commitments.

The Group values the funding flexibility and liquidity provided by the ABCP market to fund client and Group-originated assets. Whilst there are plans to decrease the multi-seller conduit business in line with the Group’s balance sheet, the Group is reviewing the potential for new own-asset conduit structures to add funding diversity.

Balance sheet (audited)

The following tables show the contractual undiscounted cash flows receivable and payable up to a period of 20 years including future payments of interest.

On balance sheet assets by contractual maturity

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	6,804	—	—	—	2	—
Loans and advances to banks	14,356	3,037	650	343	156	1
Loans and advances to customers	112,181	63,785	117,538	106,942	137,546	129,999
Debt securities	21,104	4,785	14,647	7,983	16,509	23,742
Derivatives held for hedging	5	734	1,842	911	876	268
Settlement balances	10,869	—	—	—	2	—
Other financial assets	2	—	—	10	20	—
	165,321	72,341	134,677	116,189	155,111	154,010

On balance sheet liabilities by contractual maturity

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	83,879	5,938	3,114	1,758	662	34
Customer accounts	368,115	18,634	2,313	2,811	4,105	2,718
Debt securities in issue	110,728	30,213	22,461	3,581	5,600	4,038
Derivatives held for hedging	67	755	1,926	674	597	317
Subordinated liabilities	972	2,659	5,113	5,583	17,213	13,287
Settlement balances and other liabilities	10,407	5	7	4	7	6
	574,168	58,204	34,934	14,411	28,184	20,400

Other contractual cash obligations
Other contractual obligations are summarised by payment date in the tables below

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Operating leases	103	304	743	611	1,174	1,836
Contractual obligations to purchase goods or services	176	696	262	22	—	1
	279	1,000	1,005	633	1,174	1,837

2007
Operating leases	89	261	638	555	1,073	1,937
Contractual obligations to purchase goods or services	371	815	526	194	3	2
	460	1,076	1,164	749	1,076	1,939

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Operating leases	41	118	299	287	599	1,209
Contractual obligations to purchase goods or services	65	170	162	22	—	—
	106	288	461	309	599	1,209

2007
Operating leases	35	106	269	256	582	1,176
Contractual obligations to purchase goods or services	100	249	199	34	2	—
	135	355	468	290	584	1,176

Undrawn formal facilities, credit lines and other commitments to lend were £294,349 million (2007 – £259,263 million) for the Group and £187,041 million (2007 – £144,185 million) for the Bank. While the Bank and its subsidiaries have given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. Not all facilities are expected to be drawn, and some may lapse before drawdown.

The tables above show the timing of cash inflows and outflows to settle financial assets and liabilities. They have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid unless earlier repayment can be demanded by the reporting entity; financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial asset or liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the latest date on which it can repay regardless of early repayment whereas the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading assets and liabilities – held-for-trading assets and liabilities amounting to £1,148.7 billion (assets) and £1,091.7 billion (liabilities) have been excluded from the table in view of their short term nature.

This contractual analysis highlights the maturity transformation of the balance sheet that is fundamental to the structure of banking. In practice, this is not a reflection of the actual behaviour of assets or liabilities. In particular the customer funding of the balance sheet exhibits much greater stability and maturity than the tables indicate. This is because the funding franchise of the Group is diversified across an extensive retail network.

Regulatory environment (audited)

The RBS Group is subject to the FSA’s liquidity regime, whilst overseas subsidiaries and branches are subject to local regimes.

Sterling liquidity
The FSA requires the RBS Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

•	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills and cash held in branches); and

•
the sum of: sterling wholesale net outflows contractually due within five working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and 5% of retail deposits with a residual contractual maturity of five working days or less. The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the RBS Group is required to maintain each day.

Given the developments in 2008 the FSA has published new proposals for liquidity management (CP08/22) to replace the current regulatory framework. The FSA is proposing a major overhaul of liquidity risk regulation that will include:

•	Improved systems and controls including governance standards, pricing, intra day systems and collateral management.

•	Individual liquid assessments that will include mandatory scenarios and an analysis of principal liquidity exposure factors.

•	Reporting standards improved both in scope and frequency by enhanced mismatch reporting.

Market risk (audited)

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. Market risk is actively managed and aligned with the RBS Group’s risk appetite. Market conditions were difficult throughout 2008 with significant volatility and write-downs across markets and portfolios. The RBS Group manages market risk in the trading and non-trading (treasury) portfolios using the market risk management framework. The framework includes value-at-risk (VaR) limits, backtesting, stress testing, scenario analysis, position/sensitivity analysis and model validation. The focus through 2008 has been on overhauling and reviewing the market risk limits for trading book activities, reflecting market performance and events.

Measurement (audited)
A number of techniques are used to calculate the RBS Group’s exposure to market risk, including VaR, sensitivity analysis and stress testing. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 95%. The trading book market risk is calculated using VaR at a confidence level of 99% and a time horizon of ten trading days. From 2009, the RBS Group is adopting 99% confidence limits, in line with industry practice.

The RBS Group calculates VaR using historical simulation models but does not make any assumption about the nature or type of underlying loss distribution. The methodology uses the previous 500 trading days of market data and calculates both general market risk (i.e. the risk due to movement in general market benchmarks) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers). All VaR models have limitations, which include:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

Traded portfolios (audited)
The primary focus of the RBS Group’s trading activities is client facilitation. The Group also undertakes:

•	Market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes.

•	Arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections.

•	Proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

Financial instruments held in the RBS Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The RBS Group participates in exchange traded and over-the-counter (OTC) derivatives markets. The RBS Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement. The RBS Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the RBS Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The RBS Group calculates the VaR of trading portfolios at the close of business and positions may change substantially during the course of a trading day. Further controls are in place to limit the RBS Group’s intra-day exposure, such as the calculation of the VaR for selected portfolios. The RBS Group cannot guarantee that losses will not exceed the VaR amounts indicated due to the limitations and nature of VaR measurements.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking to market using a model, the valuation methodologies are reviewed and approved either by the market risk function in the business or at RBS Group level. Group Risk provides an independent evaluation of the model for transactions deemed by the Model Product Review Committee (MPRC) to be large, complex and/or innovative. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

The VaR for the trading portfolios segregated by type of  market risk exposure, including idiosyncratic risk, is presented in the table below.

	Group
	2008				2007
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	18.9	25.8	38.8	9.2	11.7	9.6	17.6	7.6
Credit spread	35.0	40.4	51.3	19.4	17.7	37.9	44.0	12.6
Currency	3.9	7.0	10.8	2.1	2.6	2.6	6.9	1.1
Equity	3.4	2.4	11.0	1.5	2.4	1.9	6.8	1.4
Commodity	6.3	5.7	17.4	—	0.2	0.1	1.6	—
Diversification		(31.0)				(12.4)
Total trading VaR	42.3	50.3	63.9	24.8	20.3	39.7	45.5	13.2

The average total VaR utilisation increased in 2008 compared with 2007 as a result of increased market volatility. This increase was offset by a reduction in trading book exposure throughout the period, due to a reduction in the size of the inventory held on the balance sheet as a result of sales, reclassification of assets to the non-trading book and write-downs.

The 2008 data in the table above excludes exposures to super-senior tranches of asset backed CDOs, as VaR no longer produces an appropriate measure of risk for these exposures due to the illiquidity and opaqueness of the pricing of these instruments over an extended period. For these exposures, the maximum potential loss is equal to the aggregate net exposure, which was £734 million as at 31 December 2008. For more information, please refer to the discussion of Credit market and related exposures – Super senior CDOs on page 46 and Financial statements: Note 10, Financial instruments – Valuation – level 3 portfolios – collateralised debt obligations on pages 87 and 88. RBS Sempra Commodities LLP, the commodities-marketing joint venture between RBS and Sempra Energy, was formed on 1 April 2008, and its trading risks were included in the disclosed VaR from that date.

Backtesting, stress testing and sensitivity analysis (audited)
The RBS Group undertakes a programme of daily backtesting, which compares the actual profit or loss realised in trading activity to the VaR estimation. The results of the backtesting process are one of the methods by which the RBS Group monitors the ongoing suitability of its VaR model.

A ‘Risks not in VaR’ framework has been developed to address those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model various non-VaR controls (e.g. position monitoring, sensitivity limits, triggers or stress limits) are in place.

The RBS Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from exceptional but plausible market events. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the RBS Group’s trading portfolios. GEMC approves the high-level market stress test limit for the RBS Group. The RBS Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

Stress testing is also undertaken at key trading strategy level, for those strategies where the associated market risks are not adequately captured by VaR. Stress test exposures are discussed with senior management and are reported to GRC, GEMC and the Board. Breaches in the RBS Group’s market risk stress testing limits are monitored and reported.

In addition to VaR and stress testing, the RBS Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance (audited)
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by MPRC as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement.

Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk by comparing model outputs against alternative independently developed models. The results of independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves. Governance over this process is provided by MPRC, a forum which brings together front office quants, market risk, finance and QuaRC (Quantitative Research Centre, Group Risk’s independent quantitative model review function). Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back testing results, other risks not included in the VaR framework and other model performance statistics.

Risk control (audited)
All divisions that are exposed to market risk in the course of their business are required to comply with the requirements of the RBS Group’s Market Risk Policy Standards (MRPS). The main risk management tools are delegated authorities, specifically hard limits and discussion triggers, independent model valuation, a robust and efficient risk system and timely and accurate management information.

Limits form part of the dealing authorities and constitute one of the cornerstones of the market risk management framework. Upon notification of a limit breach, the appropriate body must take one of the following actions:

•	Instructions can be given to reduce positions so as to bring the RBS Group within the agreed limits.

•	A temporary increase in the limit (for instance, in order to allow orderly unwinding of positions) can be granted.

•	A permanent increase in the limit can be granted.

Non-traded portfolios (audited)
Risks in non-traded portfolios mainly arise in retail and commercial banking assets and liabilities and financial investments designated as available-for-sale and held-to-maturity.

Group Treasury is responsible for setting and monitoring the adequacy and effectiveness of management, using a framework that identifies, measures, monitors and controls the underlying risk. GALCO approves the RBS Group’s non-traded market risk appetite, expressed as statistical and non-statistical risk limits, which are delegated to the businesses responsible.

Various banking regulators review non-trading market risk as part of their regulatory oversight. As home regulator, the FSA has responsibility for reviewing non-trading market risk at a RBS Group consolidated level.

The RBS Group is exposed to the following non-traded risks:

Interest Rate Risk in the Banking Book (IRRBB) represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, equity shares, deposits, certificates of deposits, and other debt securities issued, loan capital and derivatives. Hedging instruments used to mitigate these risks include related derivatives such as options, futures, forwards and swaps. Interest rate risk arises from the RBS Group’s non-trading activities in four principal forms:

•	Repricing risk – arises from differences in the repricing terms of the RBS Group’s assets and liabilities.

•	Optionality – arises where a customer has an option to exit a deal early.

•	Basis risk – arises, for example, where one month LIBOR is used to fund base rate assets.

•	Yield curve risk – arises as a result of non-parallel changes in the yield curve.

From an economic perspective, it is the RBS Group’s policy to minimise the sensitivity to changes in interest rates in its retail and commercial businesses and, where interest rate risk is retained, to ensure that appropriate resources, measures and limits are applied.

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off- balance sheet product. For many retail and commercial products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each business, in each functional currency based on the behavioural repricing for each product. It is RBS Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the RBS Group’s capital and reserves, spread over medium and longer term maturities. The report includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long- term are measured and controlled using a version of the same VaR methodology that is used for the RBS Group’s trading portfolios. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within VaR limits approved by GALCO, through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the RBS Group’s treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Foreign Exchange Risk in the Banking Book (FXRBB) represents exposures to changes in the values of current holdings and future cashflows denominated in other currencies. Hedging instruments used to mitigate these risks include foreign currency options, currency swaps, futures, forwards and deposits. Foreign exchange risk results from the RBS Group’s investments in overseas subsidiaries, associates and branches in three principal forms:

(i)	Structural foreign currency exposures that arise from net investment in overseas subsidiaries, associates and branches;

(ii)	Transactional/commercial foreign currency exposures that arise from mismatches in the currency balance sheet; and

(iii)	Foreign currency profit streams.

Equity Risk in the Banking Book (ERBB) is defined as the potential variation in the RBS Group’s non-trading income and reserves arising from changes in equity prices/income. This risk may crystallise during the course of normal business activities or in stressed market conditions.

Equity positions in the RBS Group’s banking book are retained to achieve strategic objectives, support venture capital transactions or in respect of restructuring arrangements. From an economic perspective, it is the RBS Group’s policy to ensure that equity exposures in the banking book are identified, monitored and controlled, with the aim of maximising their potential strategic or business value.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and Federal Home Loan Stock.

The commercial decision to invest in equity holdings is taken by GEMC, GCC or an appropriate sub-committee within delegated authority. Investments of a strategic nature are referred to GEMC for approval; those involving the purchase or sale by the Group or subsidiary companies also require Board approval, after consideration by GEMC.

Treasury (audited)
The RBS Group’s treasury activities include its money market business and the management of internal funds flow within the RBS Group’s businesses. In addition, this includes GBM trading portfolio assets that have been reclassified to available-for-sale. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Non-trading interest rate VaR (audited)
Non-trading interest rate VaR for the Group’s treasury and retail and commercial banking activities was £117.8 million at 31 December 2008 (2007 – £65.1 million) with the major exposure being to changes in longer term US dollar interest rates. During 2008, the maximum VaR was £171.7 million (2007 – £71.8 million), the minimum was £75.9 million (2007 – £51.5 million) and the average was £109.6 million (2007 – £62.9 million).

Citizens Financial Group (CFG) was the main contributor to overall non-trading interest rate VaR. CFG manages non-trading interest rate risk with the objective of minimising accrual accounted earnings volatility.

To do so it uses a variety of income simulation and valuation risk measures that more effectively capture the risk to earnings due to mortgage prepayment and competitive deposit pricing behaviour than a VaR based methodology would. This balance sheet management approach is common for US retail banks. Interest rate risk in the banking book is managed by a professional treasury function which optimises the yield, whilst staying within approved limits on interest rate risk, liquidity and capitalisation.

Mortgages, home equity loans and mortgage-backed securities (MBS) comprise a large portion of CFG’s assets. In the US, mortgage and home equity customers may prepay loans without penalty. However, under the requirements of FAS 133, the risk that they may do so cannot be hedged in a cost effective manner and must be born by the lender. Prepayment risk is a primary component of interest rate risk in the banking book at CFG.

	2008		2007
		Carrying		Carrying
	Principal(1)	amount	Principal(1)	amount
	US$m	US$m	US$m	US$m
Total MBS and mortgages	63,542	63,165	69,948	69,672
MBS – total
– high grade (AA or AAA rated)	26,268	25,893	26,848	26,572
– rated C to A	602	600	—	—
MBS – commercial
– high grade (AA or AAA rated)	2,253	2,089	2,205	2,211
MBS – retail
– high grade (AA or AAA rated)	24,015	23,804	24,643	24,361
– rated C to A	602	600	—	—
Residential mortgage and home equity loans (non-securitised, fixed rate and ARM, prepayable)	36,672	36,672	43,100	43,100

Note:
(1)	The principal on MBS is the redemption amount on maturity or, in the case of an amortising instrument, the sum of future redemption amounts through the residual life of the security.

In addition to VaR, the following measures are reported to CFG ALCO, Group Treasury, GALCO and the Board:

•	The sensitivity of net accrual earnings to a variety of parallel and non-parallel movements in interest rates.

•
Economic value of equity (EVE) sensitivity to a series of parallel movements in interest rates. EVE is only used within CFG and to meet the FSA prescribed standard shock test of +/- 200bp parallel shock.

	Percent increase/ decrease in CFG EVE(1)
		2% parallel
		downward
	2% parallel	movement in
	upward	US interest
	movement in	rates (No
	US interest	negative rates
(Unaudited)	rates	allowed)
Period end	(0.7)	(19.0)
Maximum	(18.2)	(20.8)
Minimum	(0.7)	(4.4)
Average	(12.2)	(12.6)

Note:
(1)
Economic value of equity is the net present value of assets and liabilities calculated by discounting expected cash flows of each instrument over its expected life. Risk to EVE is quantified by calculating the impact of interest rate changes on the net present value of equity and is expressed as a percentage of CFG regulatory capital.

Currency risk (audited)

The RBS Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The RBS Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the RBS Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances requires that these shares be held on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the RBS Group’s structural foreign currency position.

The table below sets out the Group’s structural foreign currency exposures.
	2008			2007
	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
	£m	£m	£m	£m	£m	£m
US dollar	16,710	(4,302)	12,408	13,919	(2,437)	11,482
Euro	4,571	(617)	3,954	3,483	—	3,483
Swiss franc	912	(912)	—	563	(561)	2
Other non-sterling	877	(844)	33	185	(153)	32
	23,070	(6,675)	16,395	18,150	(3,151)	14,999

Retranslation gains and losses on the Group’s net investments in operations together with those on instruments hedging these investments are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A five percent strengthening in foreign currencies would result in a gain of £820 million (2007 – £750 million) recognised in equity, while a five per cent weakening in foreign currencies would result in a loss of £780 million (2007 – £715 million) recognised in equity. These movements in equity would offset retranslation effects on the Group's foreign currency denominated risk weighted assets, reducing the sensitivity of the Group's Tier 1 capital ratio to movements in foreign currency exchange rates.

Equity risk (audited)
Equity positions are measured at fair value. Fair value calculations are based on available market prices wherever possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and Federal Home Loan Stock.

Credit market and related exposures (unaudited)
These disclosures provide information on certain of the Group’s business activities affected by the unprecedented market events of 2008, the majority of which arose within Global Banking & Markets (‘GBM’), and are focussed around GBM’s credit markets activities, including the conduit business, which have been particularly affected by the widespread market disruptions, as well as similar exposures in US Retail & Commercial (’Citizens’).

Market background (unaudited)
Overall, 2008 has been characterised by rapid dislocation in financial markets. In many cases, the dramatic liquidity squeeze and rise in funding costs for financial institutions has resulted in reluctance or inability of market participants to transact, and has adversely affected the performance of most financial institutions globally, including the Group. Stock markets have experienced extraordinary falls, and levels of volatility have been at record highs. Commodity prices have reduced sharply in the second half of the year, and credit spreads continued to widen. Market perception of counterparty risk increased and the failure of major credit protection providers caused fair value losses for the Group and other market participants and further increased the costs of mitigating credit exposure. Sustained falls globally in both residential and commercial real estate prices, fund valuations and worsening loan performance combined with a sustained lack of liquidity in the market, resulted in a greater amount of assets being valued at significantly lower prices.

The first quarter of 2008 saw a continuation of credit and liquidity shortages experienced during 2007, culminating in the collapse of Bear Stearns in March. The centre of the credit issues remained the ABS market with worsening US economic data supporting higher levels of default expectation in the property market. However, these default expectations started to go beyond the sub-prime market with Alt A and other non-conforming classes of loans particularly seeing significant price deterioration. In addition, wider economic concerns led to heavy fair value losses in the commercial mortgage backed securities market, in corporate debt and in leveraged loan exposures. Following this tightening of conditions, the Group incurred significant losses in March and the holding company took steps in April to materially strengthen its capital base through a £12 billion rights issue which was completed in June.

During the second quarter ABS prices initially rallied and steadied, however towards the end of the quarter a negative house price trend in the UK became clear, and in the US, market reaction to sub-prime mortgages extended to prime and near prime lending. Corporate credit spreads followed a similar pattern reacting to rising oil prices, inflationary pressures and continuing high LIBOR despite base rate cuts to 5% in April 2008.

Credit spreads continued to widen across the market through the third quarter and liquidity levels reduced further, resulting in pressure on banks and economies worldwide. This culminated in the demise of Lehman Brothers in September and further market consolidation and global state intervention to provide support to the banking sector.

During the fourth quarter there was a continued lack of confidence in the inter-bank market, with demand for stable investments resulting in US treasuries reaching negative spreads. Corporate and ABS prices fell further particularly in the last two months of the year increasing pressure on banks’ capital positions. The year concluded with S&P downgrading the credit ratings of eleven global banks, including the Group.

Asset-backed exposures (audited)
Significant risk concentrations
The Group’s credit markets activities gives rise to risk concentrations that have been particularly affected by the market turmoil experienced since the second half of 2007. The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.

During 2008, certain assets identified as being high risk were also transferred to a centrally managed asset unit, set up to provide specific management of this portfolio of higher risk assets. Transferred assets are predominantly ABS and associated protection purchased from monoline insurers and other counterparties.

The table below summarises, for the Group, the net exposures and balance sheet carrying values of  these securities by measurement classification.

	Held-for-trading		Available-for-sale		Loans and receivables		Designated at fair value		All ABS
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net exposure	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
RMBS	20,932	30,616	26,039	12,495	2,248	—	1	—	49,220	43,111
CMBS	908	2,870	917	409	1,151	500	—	—	2,976	3,779
CDOs/CLOs	1,790	4,722	2,225	20	1,141	—	—	16	5,156	4,758
Other ABS	195	2,996	3,208	679	3,375	—	—	186	6,778	3,861
Total	23,825	41,204	32,389	13,603	7,915	500	1	202	64,130	55,509

Carrying value
RMBS	24,304	32,794	26,381	12,501	2,248	—	1	—	52,934	45,295
CMBS	2,431	2,969	938	409	1,151	500	—	—	4,520	3,878
CDOs/CLOs	7,531	9,568	5,525	20	1,141	—	—	17	14,197	9,605
Other ABS	1,505	5,275	3,208	679	3,375	—	—	186	8,088	6,140
Total	35,771	50,606	36,052	13,609	7,915	500	1	203	79,739	64,918

Notes:
(1)
Net exposure is carrying value after taking account of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment. The protection provides credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. The value of the protection is based on the underlying instrument being protected.

(2)	Carrying value is the amount recorded on the balance sheet.
(3)
Certain instruments have been reclassified from the held-for-trading category to loans and receivables or available-for-sale categories, as permitted by the amendment to IAS 39 issued in October 2008, therefore affecting comparability by measurement classification.

Asset backed securities are securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of collateralised debt obligations (‘CDOs’), the referenced pool may be ABS or other classes of assets. The process by which the risks and rewards of the pool are passed on to investors via the issuance of securities with varying seniority is commonly referred to as securitisation.

During 2008, as the problems in the sub-prime sector spread to other asset classes on a global basis and credit spreads widened due to concerns over creditworthiness of underlying assets, securitisation volumes continued to be thin. Over the preceding years Global Banking & Markets (‘GBM’) had established itself as an active arranger of third- party securitisations and a secondary dealer in these securities, and GBM had therefore accumulated assets that became difficult to sell given market conditions.

The Group has exposures to ABS which are predominantly debt securities but can be held in derivative form. These positions had been acquired primarily through the Group’s activities in the US leveraged finance market which were expanded during 2007. These include residential mortgage backed securities (‘RMBS’), commercial mortgage backed securities (‘CMBS’), ABS CDOs, collateralised loan obligations (‘CLOs’) and other ABS. In many cases the risk on these assets is hedged via credit derivative protection purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The net exposure of the Group’s holdings of ABS increased from £55.5 billion at 31 December 2007 to £64.1 billion by 31 December 2008, where underlying reductions have been more than offset by the effect of exchange rates. The net exposure incorporates hedge protection but excludes counterparty credit valuation adjustments. All hedge protection referred to in the credit market and related exposures section relates to economic hedges that do not qualify for hedge accounting.

Through a sustained de-risking exercise, the Group made reductions to the overall risk through a combination of direct asset sales and switching to lower risk assets through trading activities. As a large proportion of the ABS are denominated in US dollars, these reductions in exposure were partially offset due to the movement in the exchange rate against sterling. The majority of the Group’s RMBS portfolio at 31 December 2008, in terms of net exposure, was AAA rated guaranteed or effectively guaranteed securities of £33.5 billion of US agency securities.

The table below analyses, for the Group, carrying values of  these debt securities by measurement classification and rating.

	RMBS
			Prime
	Sub-prime	Non conforming	Guaranteed	Other	CMBS	CDOs/CLOs	Other ABS	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	1,578	352	18,586	3,788	2,431	7,531	1,505	35,771
Available-for-sale	899	2,184	14,898	8,400	938	5,525	3,208	36,052
Loans and receivables	282	1,482	—	484	1,151	1,141	3,375	7,915
Designated at fair value	—	—	—	1	—	—	—	1
Total	2,759	4,018	33,484	12,673	4,520	14,197	8,088	79,739

Of which:
AAA rated (1)	1,132	3,532	33,475	11,174	2,928	9,192	3,189	64,622
BBB and above rated (1)	878	338	—	1,391	1,552	2,810	3,422	10,391
Non-investment grade (1)	749	146	—	106	39	1,512	241	2,793
Not publicly rated	—	2	9	2	1	683	1,236	1,933
	2,759	4,018	33,484	12,673	4,520	14,197	8,088	79,739

2007
Held-for-trading	4,246	2,884	15,627	10,037	2,969	9,568	5,275	50,606
Available-for-sale	7	640	10,533	1,321	409	20	679	13,609
Loans and receivables	—	—	—	—	500	—	—	500
Designated at fair value	—	—	—	—	—	17	186	203
Total	4,253	3,524	26,160	11,358	3,878	9,605	6,140	64,918

Of which:
AAA rated (1)	1,191	2,733	26,034	10,643	2,820	7,186	3,324	53,931
BBB and above rated (1)	2,384	526	—	557	1,010	1,352	1,179	7,008
Non-investment grade (1)	589	146	—	27	35	248	104	1,149
Not publicly rated	89	119	126	131	13	819	1,533	2,830
	4,253	3,524	26,160	11,358	3,878	9,605	6,140	64,918

Note:
(1)   Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto S&P scale.

Residential mortgage-backed securities (audited)
Residential mortgage backed securities (RMBS) are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region of the underlying mortgage assets and the credit enhancement of the securitisation structure.

Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including guarantees over the value of the exposures, often provided by monoline insurers.

The main categories of mortgages that serve as collateral to RMBS held by the Group are described below. As can be seen from the tables below, the Group’s RMBS portfolio covers a range of geographic locations and there different categories used to classify the exposures depending on the geographical region of the underlying mortgage.

The categories are described below. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group’s RMBS categorisation.

Sub-prime mortgages: are loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies, and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Non-conforming mortgages (or ‘Alt-A’ used for US exposures) have a higher credit quality than sub-prime mortgages, but lower than those prime borrowers. Within the US mortgage industry, non-conforming mortgages are those that do not meet the lending criteria for US agency mortgages (described below). For non-US mortgages, judgement is applied in identifying loans with similar characteristics to US nonconforming loans and also include self-certified loans. Alt-A describes a category of mortgages in which lenders consider the risk to be greater than prime mortgages though less than sub-prime. The offered interest rate is usually representative of the associated risk level.

Guaranteed mortgages are mortgages that form part of a mortgaged backed security issuance by a government agency, or in the US, an entity that benefits from a guarantee (direct or indirect) provided by the US government. For US RMBS, this category includes, amongst others, RMBS issued by Freddie Mac, Fannie Mae and Ginnie Mae.

Other prime mortgages are those of a higher credit quality than nonconforming and sub-prime mortgages, and exclude guaranteed mortgages.

The table below shows, for the Group, RMBS net exposures and carrying values by underlying asset type, geographical location of the property that the mortgage is secured against and the year in which the underlying mortgage was originated.

	2008					2007
			Prime					Prime
	Sub-prime	Non conforming	Guaranteed(3)	Other	Total	Sub-prime	Non Conforming	Guaranteed(3)	Other	Total
Net exposure (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United States	358	1,106	33,458	5,548	40,470	2,662	2,800	26,005	2,643	34,110
United Kingdom	390	2,906	26	2,998	6,320	9	724	149	2,185	3,067
European Union	136	—	—	1,784	1,920	—	—	—	5,787	5,787
Rest of the World	300	—	—	210	510	5	—	—	142	147
	1,184	4,012	33,484	10,540	49,220	2,676	3,524	26,154	10,757	43,111

Carrying values (2)
United States	1,822	1,112	33,458	5,623	42,015	3,986	2,800	26,005	2,643	35,434
United Kingdom	419	2,906	26	4,084	7,435	9	724	155	2,514	3,402
European Union	155	—	—	2,725	2,880	3	—	—	6,059	6,062
Rest of the World	363	—	—	241	604	255	—	—	142	397
	2,759	4,018	33,484	12,673	52,934	4,253	3,524	26,160	11,358	45,295

Of which originated in:
- 2004 and earlier	646	122	5,537	1,647	7,952	922	176	2,548	1,819	5,465
- 2005	348	1,372	6,014	4,306	12,040	1,113	437	3,209	2,185	6,944
- 2006	1,214	872	1,698	4,023	7,807	1,721	1,188	5,570	4,787	13,266
- 2007 and later	551	1,652	20,235	2,697	25,135	497	1,723	14,833	2,567	19,620
	2,759	4,018	33,484	12,673	52,934	4,253	3,524	26,160	11,358	45,295

Notes:
(1)	Net exposures reflect the effect of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment.
(2)	Carrying values are amounts recorded on the balance sheet.
(3)	Prime guaranteed exposures and carrying values include:
(a)	£5.7 billion (2007 – £5.0 billion) guaranteed by US government via Ginnie Mae of which £0.5 billion (2007 – £0.3 billion) are held-for-trading.
(b)	£27.8 billion (2007 – £21.0 billion) effectively guaranteed by the US government via its support for Freddie Mac and Fannie Mae of which £17.9 billion (2007 – £15.1 billion) are held-for-trading.

The Group’s largest concentration of RMBS assets relate to a portfolio of US agency asset backed securities comprising mainly of current year vintage positions of £33.5 billion at 31 December 2008 (2007 – £26.2 billion). Due to the US government backing implicit in these securities, the counterparty credit risk exposure is low. Financial markets and economic conditions have been extremely difficult in the US throughout 2008, particularly in the last quarter. Credit conditions have deteriorated and financial markets have experienced widespread illiquidity and elevated levels of volatility due to forced de-leveraging. Transaction activity in the securities portfolio has been reduced due to general market illiquidity. Residential mortgages have been affected by the stress that consumers experienced from depreciating house prices, rising unemployment and tighter credit conditions, resulting in higher levels of delinquencies and foreclosures. In particular, the deteriorating economy and financial markets have negatively impacted the valuation, liquidity, and credit quality of private-label securities.

Citizens maintains an available-for-sale investment securities portfolio to provide high-quality collateral to provide a liquidity buffer and to enhance earnings. The size of the portfolio has been relatively stable through 2008, but both the absolute and relative size (% of earning assets) declined in 2006-2007. The portfolio comprises high credit quality mortgage-backed securities, to ensure both pledgeability and liquidity. The US Government guarantees on MBS, whether explicit or implicit, put most of the portfolio in a secure credit position. The non- agency MBS holdings derive credit support in two ways. Firstly, there is senior and subordinated structuring, and Citizens hold only the most senior tranches. Secondly, there is high quality supporting loan collateral. The collateral quality is evidenced (a) by the vintages, with 82% issued in 2005 and earlier, (b) by the borrower’s weighted loan to value (LTV) ratio of 65%, and (c) by the borrower’s weighted-average FICO score of 734.

The Group has other portfolios of RMBS from secondary trading activities, warehoused positions previously acquired with the intention of further securitisation and a portfolio of assets from the unwinding of a securities arbitrage conduit. This conduit was established to benefit from the margin between the assets purchased and the notes issued. The majority of these held–for–trading RMBS have been grouped together for management purposes.

Some of these assets (£6.7 billion) were reclassified from held-for- trading category to the loans and receivables (£1.5 billion) and available-for-sale (£5.2 billion) categories during the year.

Overall, the Group has recognised significant fair value losses on RMBS assets during the year due to reduced market liquidity and deteriorating credit ratings of these assets. The Group has reduced its exposure to RMBS predominantly through fair value hedges and asset sales during the year. These decreases in were partially offset by the weakening of sterling relative to the US dollar and the euro.

Commercial mortgage-backed securities (audited)
Commercial mortgages backed securities (‘CMBS’) are securities that are secured by mortgage loans on commercial land and buildings. The securities are structured in the same way as an RMBS but typically the underlying assets referenced will be of greater individual value. The performance of the securities are highly dependent upon the sector of commercial property referenced and the geographical region.

The Group accumulated CMBS for the purpose of securitisation and secondary trading. The largest holding of CMBS arose as a result of the Group’s purchase of senior tranches in mezzanine and high grade CMBS structures from third parties. These securities are predominantly hedged with monoline insurers. As a result, the Group’s risk is limited to the counterparty credit risk exposure to the hedge. The Group also holds CMBS arising from securitisations of European commercial mortgages originated by the Group.

Asset-backed collateralised debt and loan obligations (audited)
Collateralised debt obligations (CDOs) are securities whose performance is dependant on a portfolio of  referenced underlying securitised assets. The referenced assets generally consist of  ABS, but may also include other classes of  assets. Collateralised loan obligations represent securities in special purpose entities, the assets of  which are primarily cash flows from underlying leveraged loans.

The Group’s ABS CDO and CLO net exposures comprised super senior CDOs and other CDOs and CLOs. The Group’s CDO exposures were structured by the Group from 2003 to 2007 that were unable to be sold to third parties due to prevailing illiquid markets as well as exposures purchased from third parties some of  which are fully hedged through CDS with other banks or monoline insurers.

Super senior CDOs
Super senior CDOs represent the most senior positions in a CDO, having subordination instruments (usually represented by a combination of  equity, mezzanine and senior notes) which absorb losses before the super senior note is affected. Losses will only be suffered by the super senior note holders after a certain threshold of  defaults of  the underlying reference assets has been reached. The threshold is usually referred to in percentage terms of  defaults of  the remaining pool, and known as the ‘attachment point’. These super senior instruments carry an AAA rating at point of  origination or are senior to other AAA rated notes in the same structure. The level of  defaults occurring on recent vintage sub-prime mortgages and other asset classes has been higher than originally expected. This has meant that the subordinate positions have diminished significantly in value, credit quality and rating and, as a result, the super senior tranches of  the CDOs have a higher probability of  suffering losses than at origination. The ratings of  the majority of  the underlying collateral are now below investment grade.

Depending on the quality of  the underlying reference assets at issuance, the super senior tranches will be either classified as high grade or mezzanine. The majority of  the Group’s total exposure relates to high grade super senior tranches of  ABS CDOs. The table below summarises, for the Group, the carrying amounts and net exposures after hedge protection of  the super senior CDOs as at 31 December 2008. The collateral rating is determined with reference to S&P ratings where available. Where S&P ratings are not available the lower of Moody’s and Fitch ratings have been used.

		2008(1)			2007
	High grade	Mezzanine	Total	High grade	Mezzanine	Total
	£m	£m	£m	£m	£m	£m
Gross exposure	4,210	3,720	7,930	3,396	3,040	6,436
Hedges and protection	(2,525)	(691)	(3,216)	(2,150)	(1,250)	(3,400)
	1,685	3,029	4,714	1,246	1,790	3,036
Write-downs on net open position	(1,095)	(2,885)	(3,980)	(147)	(537)	(684)
Net exposure after hedges	590	144	734	1,099	1,253	2,352

	%	%	%	%	%	%
Average price	35	6	18	90	70	78
Underlying RMBS sub-prime assets (origination)	58	91	79	58	91	79
Of which originated in:
2005 and earlier	53	23	34	53	23	34
2006	41	69	59	41	69	59
2007	6	8	7	6	8	7
Collateral by rating at reporting date: (2)
AAA	19	—	7	36	—	9
BBB- and above	40	5	17	62	31	32
Non-investment grade	41	95	76	2	69	59
Attachment point (3)	29	46	40	30	46	40
Attachment point post write down	75	97	89	40	62	54

Notes
(1)	The above table includes data for two trades liquidated in the last quarter of 2008, to provide consistency with comparatives.
(2)	Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto S&P scale.
(3)
Attachment point is the minimum level of losses in a portfolio which a tranche is exposed to, as a percentage, of the total notional size of the portfolio. For example, a 5 – 10% tranche has an attachment point of 5% and a detachment point of 10%. When the accumulated loss of the reference pool is less than 5% of the total initial notional of the pool, the tranche will not be affected. However, when the loss has exceeded 5%, any further losses will be deducted from the tranche’s notional principal until detachment point, 10%, is reached.

The change in net exposure during the year is analysed below.
	High grade	Mezzanine	Total
	£m	£m	£m
Net exposure at 1 January 2008	1,099	1,253	2,352
Net income statement	(723)	(1,140)	(1,863)
Foreign exchange and other movements	214	31	245
Net exposure at 31 December 2008	590	144	734

The fair value of these assets has fallen significantly during the period, representing the decline in performance in the underlying reference assets and the lack of an active market for the securities. Some of the Group’s holdings have been hedged with monoline counterparties.

The majority of the Group’s high grade super senior exposures represent securities retained in CDO structures originated by the Group. At origination, the reference assets of the high grade structures predominantly comprised investment grade tranches of sub-prime residential mortgage securitisations along with other senior tranches of some combination of other ABS assets, including prime and Alt-A RMBS, CMBS, trust preferred ABS, student loan backed ABS and CDO assets. The underlying assets referenced by these super senior securities are primarily more recent vintages (the year the underlying loan was originated), with 6% being 2007. Generally, loans with more recent vintages carry greater discounts, reflecting the market expectation of greater default levels than on earlier loan vintages.

The mezzanine super senior tranches of CDOs have suffered a greater level of price decline than high grade tranches, due to the relative credit quality of the underlying assets. The majority of the Group’s mezzanine super senior exposures represent securities retained in CDO structures originated by the Group.

Other CDOs and CLOs
The Group’s net exposure to other CDOs and CLOs was £4.4 billion (2007 – £2.4 billion) after hedge protection with bank or monoline counterparties and include transfers from ABN AMRO in 2008. The unhedged exposures comprise CDOs representing positions with various types of underlying collateral, rating and vintage characteristics.

The positions hedged with derivative protection from banks include a number of positions referencing early vintages of RMBS and other ABS assets against which it purchased protection from bank counterparties through CDS. The Group therefore has no net exposure to these certain CDOs before credit valuation adjustment. Due to the early vintage, the assets underlying these structures have not deteriorated to the same degree as the more recently issued securities. The protection purchased is from banks as opposed to monoline insurers and the credit valuation adjustment on banks is less than on monoline insurers.

Additionally, the Group has one exposure that, while not structured as a super senior security, incorporates similar risk characteristics. The exposure results from options sold to a third-party conduit structure on a portfolio of ABS. The Group assumes the risk of these securities only after the first loss protection has been eroded. The Group also has protection purchased against the remainder of this exposure through a CDS purchased from a monoline insurer. The Group holds other subordinated note positions in CDO vehicles which have experienced significant reductions in value since inception. The majority of these positions are junior notes that have been fully written down by the Group with no ongoing exposure remaining at the balance sheet date.

Collateralised loan obligations represent securities in special purpose entities the assets of which are primarily cash flows from underlying leveraged loans. The Group has CLO exposures resulting from a number of trading activities. They consist of exposures retained by the Group and from notes purchased from third-party structures. The Group holds super senior securities in two CLO structures which were originated by the Group in 2005 and 2007. The underlying collateral of these structures predominantly references leveraged loans.

£5.5 billion of these assets were reclassified from the held-for-trading category to the loans and receivables (£0.9 billion) and available-for- sale (£4.6 billion) categories during the year.

Other asset backed securities
Other assets backed securities are securities issued from securitisation vehicles, similar to those in RMBS and CMBS structures, which reference cash flow generating assets other than mortgages. The Group has accumulated these assets from a range of trading and funding activities.

Counterparty valuation adjustments (audited)
Credit valuation adjustments
Credit valuation adjustments (‘CVAs’) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. During 2008, as credit spreads have widened, there has been a significant increase in the Group’s CVA as set out in the table below.

	2008	2007
	£m	£m
Monoline insurers	3,289	452
CDPCs	746	—
Other counterparties	1,089	128
Total CVA adjustments	5,124	580

The widening of credit spreads of corporate and financial institution counterparties during the year contributed to a significant increase in the level of CVA adjustments recorded across all counterparties, particularly monoline insurers and credit derivative product companies (‘CDPCs’).

The monoline insurer CVA is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The majority of the monoline CVA is taken against credit derivatives hedging exposures to ABS. The CDPC CVA is calculated using a similar approach. However, in the absence of market observable credit spreads, the cost of hedging the counterparty risk is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

The CVA for all other counterparties, including in respect of derivatives with banks, is calculated either on a trade-by-trade basis, reflecting the estimated cost of hedging the risk through credit derivatives, or on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the risk.

Monoline insurers
The Group has purchased protection from monoline insurers, mainly against specific ABS, CDOs and CLOs. Monoline insurers are entities which specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (‘CDS’) referencing the underlying exposures held by the Group.

During the year the market value of securities protected by monoline insurers continued to decline as markets deteriorated. As the fair value of the protected assets declined, the fair value of the CDS protection from monoline insurers increased. As the monoline insurers had concentrated their exposures to credit market risks, their perceived credit quality deteriorated as concerns increased regarding their ability to meet their contractual obligations. This resulted in increased levels of CVA being recorded on the purchased protection.

The change in the Group’s exposure to monoline insurers during the year has been driven by the increased value of purchased derivative protection and the strengthening of the US$ against sterling as significantly all of the exposures are US$ denominated. The combination of greater exposure and widening credit spreads has increased the level of CVA required. Towards the end of the year the Group reached settlement on a group of contracts with one monoline counterparty, thereby reducing the overall exposure.

The tables below analyse, for the Group, holdings of  CDS with monoline counterparties.

	2008	2007
	£m	£m
Gross exposure to monolines	6,531	2,275
Hedges with bank counterparties	(518)	—
Credit valuation adjustment	(3,289)	(452)
Net exposure to monolines	2,724	1,823

The change in CVA is analysed in the table below:
		£m
At 1 January 2008		452
CVA realised in 2008		(662)
Net benefit on counterparty hedges		189
Foreign currency movements		748
Net benefit on reclassified debt securities		741
Net income statement effect		1,821
At 31 December 2008		3,289

		2008				2007
	Notional				Notional
	amount	Fair value		Credit	amount	Fair value		Credit
	protected	protected	Gross	valuation	protected	protected	Gross	valuation
	assets	assets	exposure	adjustment	assets	assets	exposure	adjustment
	£m	£m	£m	£m	£m	£m	£m	£m
AAA/AA rated
CDO of RMBS	—	—	—	—	3,475	1,799	1,676	76
RMBS	3	2	1	—	73	73	—	—
CMBS	96	70	26	12	493	475	18	2
CLOs	3,742	2,780	962	435	6,135	5,993	142	13
Other ABS	91	41	50	24	1,105	1,052	53	1
Other	267	167	100	47	295	269	26	—
	4,199	3,060	1,139	518	11,576	9,661	1,915	92
A/BBB rated
CDO of RMBS	4,250	964	3,286	1,549	—	—	—	—
RMBS	90	63	27	10	—	—	—	—
CMBS	566	251	315	182	—	—	—	—
CLOs	4,000	2,951	1,049	565	—	—	—	—
Other ABS	493	221	272	140	—	—	—	—
	9,399	4,450	4,949	2,446	—	—	—	—
Sub-investment grade
CDO of RMBS	161	—	161	121	464	167	297	297
CLOs	350	268	82	60	—	—	—	—
Other ABS	1,208	1,037	171	123	—	—	—	—
Other	155	126	29	21	63	—	63	63
	1,874	1,431	443	325	527	167	360	360
Total
CDO of RMBS	4,411	964	3,447	1,670	3,939	1,966	1,973	373
RMBS	93	65	28	10	73	73	—	—
CMBS	662	321	341	194	493	475	18	2
CLOs	8,092	5,999	2,093	1,060	6,135	5,993	142	13
Other ABS	1,792	1,299	493	287	1,105	1,052	53	1
Other	422	293	129	68	358	269	89	63
	15,472	8,941	6,531	3,289	12,103	9,828	2,275	452

The Group also has indirect exposure through wrapped securities and assets which have an intrinsic credit enhancement from a monoline insurer. These securities are traded with the benefit of  this credit enhancement and therefore any deterioration in the credit rating of  the monoline is reflected in the fair value of  these assets.

Credit derivative product companies
A credit derivative product company (CDPC) is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

The Group has £2.6 billion of  gross exposures with CDPCs which predominantly relates to tranched credit derivatives. Tranched credit derivatives have exposure to certain default losses that arise in reference portfolio of  assets. The Group has bought protection on tranched credit derivatives from CDPCs. The reference portfolios of assets are predominantly investment grade loans and bonds. CDS spreads have widened and credit protection has become more valuable and the gross exposure to CDPC counterparties has increased. At the same time, the credit quality of  CDPC counterparties has declined, reflecting the negative impact of  their concentrated credit risk in a declining market. As a result CVA adjustments taken against exposures to these counterparties have increased significantly as described above.

The tables below present a comparison of  the protected assets and the fair value and CVA of  the CDPC protection for the Group.

	2008	2007
	£m	£m
Gross exposure to CDPCs	2,638	90
Credit valuation adjustment	(746)	—
Net exposure to CDPCs	1,892	90

	2008				2007
	Notional amount protected assets	Fair value protected assets	Gross exposure	Credit valuation adjustment	Notional amount protected assets	Fair value protected assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m
AAA/AA rated	12,835	10,435	2,400	663	1,557	1,467	90	—
A/BBB rated	1,707	1,469	238	83	—	—	—	—
	14,542	11,904	2,638	746	1,557	1,467	90	—

The movement in the year in CDPC CVA is analysed below:

£m
At 1 January 2008	—
Novations from ABN AMRO	621
Net effect of counterparty hedges	(38)
Foreign currency movement	20
Net income statement effect	143
At 31 December 2008	746

Leveraged finance (audited)
Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs. A bank acting as a lead manager will typically underwrite the loan, alone or with others, and then syndicate the loan to other participants. The Group’s syndicated loan book represent amounts retained from underwriting positions where the Group was lead manager or underwriter, in excess of  the Group’s intended long term participation.

Since the beginning of  the credit market dislocation in the second half  of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with secondary prices falling due to selling pressure and margins increasing, thus also affecting the primary market.

There were a small number of  deals executed in the first half  of  2008 which were much less significant in overall quantum and leverage and which were priced at less than mid-2007 levels. Concerted efforts to sell positions during the first half  of  2008 were only partially successful due to the rapid change in market conditions since origination of  the loans. Most of  the leveraged finance loans were reclassified from the held-for- trading category to loans and receivables category in the second half of  2008.

The table below shows the carrying value of  leveraged finance exposures by industry and geography for the Group.

			2008					2007
	Americas	UK	Europe	ROW	Total	Americas	UK	Europe	ROW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
TMT	1,472	628	265	3	2,368	6,824	424	138	—	7,386
Retail	166	550	201	10	927	542	1,318	157	38	2,055
Industrial	280	391	164	—	835	225	1,613	231	—	2,069
Other	—	552	15	35	602	16	339	163	13	531
	1,918	2,121	645	48	4,732	7,607	3,694	689	51	12,041
Of which:
Held-for-trading	31	31	41	—	103	7,607	3,694	689	51	12,041
Loans and receivables	1,887	2,090	604	48	4,629	—	—	—	—	—
	1,918	2,121	645	48	4,732	7,607	3,694	689	51	12,041
Of which:
Drawn	1,887	2,090	634	48	4,659	2,116	3,662	687	51	6,516
Undrawn	31	31	11	—	73	5,491	32	2	—	5,525
	1,918	2,121	645	48	4,732	7,607	3,694	689	51	12,041

The table below analyses the movement in the amounts reported above.
								Held-for trading	Loans and receivables	Total
								£m	£m	£m
At 1 January 2008								12,041	—	12,041
Reclassifications								(3,602)	3,602	—
Reclassifications – income effect								216	16	232
Additions								1,853	—	1,853
Sales								(5,708)	—	(5,708)
Realised losses on sale								(298)	—	(298)
Lapsed/collapsed deals								(4,153)	—	(4,153)
Changes in fair value								(618)	—	(618)
Exchange and other movements								372	1,011	1,383
At 31 December 2008								103	4,629	4,732

In addition to the leveraged finance syndicated portfolio discussed above, the Group has £6.1 billion of portfolio positions, mostly to European companies, that have been classified as loans and receivables since origination.

SPEs and conduits (audited)
SPEs
The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group. It is primarily the extent of risks and rewards assumed that determines whether these entities are consolidated in the Group’s financial statements. The following section aims to address the significant exposures which arise from the Group’s activities through specific types of SPEs.

The Group sponsors and arranges own-asset securitisations, whereby the sale of assets or interests in a pool of assets into an SPE is financed by the issuance of securities to investors. The pool of assets held by the SPE may be originated by the Group, or (in the case of whole loan programmes) purchased from third parties, and may be of varying credit quality. Investors in the debt securities issued by the SPE are rewarded through credit-linked returns, according to the credit rating of their securities. The majority of securitisations are supported through liquidity facilities, other credit enhancements and derivative hedges extended by financial institutions, some of which offer protection against initial defaults in the pool of assets. Thereafter, losses are absorbed by investors in the lowest ranking notes in the priority of payments. Investors in the most senior ranking debt securities are typically shielded from loss, since any subsequent losses may trigger repayment of their initial principal. The Group also employs synthetic structures, where assets are not sold to the SPE, but credit derivatives are used to transfer the credit risk of the assets to an SPE. Securities may then be issued by the SPE to investors, on the back of the credit protection sold to the Group by the SPE. In general residential and commercial mortgages and credit card receivables form the types of assets generally included in cash securitisations, while corporate loans and commercial mortgages typically serve as reference obligations in synthetic securitisations.

The Group sponsors own-asset securitisations as a way of diversifying funding sources, managing specific risk concentrations, and achieving capital efficiency. The Group purchases the securities issued in own- asset securitisations set up for funding purposes. During 2008, the Group was able to pledge AAA-rated asset-backed securities as collateral for repurchase agreements with major central banks under schemes such as the Bank of England’s Special Liquidity Scheme, launched in April 2008, which allowed banks to temporarily swap high- quality mortgage-backed and other securities for liquid UK Treasury Bills. This practice has contributed to the Group’s sources of funding during 2008 in the face of the contraction in the UK market for inter- bank lending and the investor base for securitisations.

Conduits
The Group sponsors and administers a number of ABCP conduits. A conduit is an SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings. Commercial paper is typically short-dated – the length of time from issuance to maturity of the paper is typically up to three months.

The Group’s conduits are multi-seller conduits. In line with market practice, the Group consolidates a conduit where it is exposed to the majority of risks and rewards of ownership of these entities. The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as it is not exposed to the majority of the risks and rewards.

The multi-seller conduits were established by the Group for the purpose of providing its clients with access to diversified and flexible funding sources. A multi-seller conduit typically purchases or funds assets originated by the banks’ clients. The multi-seller conduits form the vast majority of the Group’s conduit business. The Group sponsors six multi- seller conduits, four of which were transferred from ABN AMRO in 2008, that finance assets from Europe, North America and Asia-Pacific. The Group’s most significant multi-seller conduits have thus far continued to fund the vast majority of their assets solely through ABCP issuance. There were significant disruptions to the liquidity of the financial markets during the year following the bankruptcy filing of Lehman Brothers in September 2008 and this required a small amount of the assets held in certain conduits to be funded by the Group rather than through ABCP issuance. By the end of 2008 there had been an improvement in market conditions, supported by central bank initiatives, which enabled normal ABCP funding to replace this Group funding of the conduits. The average maturity of ABCP issued by the Group’s conduits as at 31 December 2008 was 72.4 days (2007 – 60.4 days).

The total assets held by the Group’s sponsored conduits are £31.5 billion (2007 – £10.7 billion). Since these liquidity facilities are sanctioned on the basis of total conduit purchase commitments, the liquidity facility commitments will exceed the level of assets held, with the difference representing undrawn commitments. Assets purchased or financed by the multi-seller conduits include auto loans, credit card receivables, residential mortgages, consumer loans and trade receivables. Most of the assets held by the conduits are recorded on the Group’s balance sheet as loans and receivables.

The third-party assets financed by the conduits are structured with a significant degree of first-loss credit enhancement provided by the originators of the assets. This credit enhancement, which is specific to each transaction, can take the form of over-collateralisation, excess spread or subordinated loan, and typically ensures the conduit asset has a rating equivalent to at least a single-A credit. In addition and in line with general market practice, the Group provides a small second- loss layer of programme-wide protection to the multi-seller conduits. Given the nature and investment grade equivalent quality of the first loss enhancement provided to the structures, the Group has only a minimal risk of loss on its program wide exposure. The issued ABCP is rated P-1 / A1 by Moody’s and Standard & Poor’s.

The Group provides liquidity back-up facilities to the conduits it sponsors. These facilities can be drawn upon by the conduits in the event of a disruption in the ABCP market, or when certain trigger events occur such that ABCP cannot be issued. For a very small number of transactions within two of the multi-seller conduits sponsored by the Group these liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles. Conduit commercial paper issuance is managed such that the spread of maturity dates of the issued ABCP mitigates the short-term contingent liquidity risk of providing back-up facilities. Group limits sanctioned for such facilities as at 31 December 2008 totalled approximately £40.9 billion (2007 – £15.8 billion). The Group’s maximum exposure to loss on its multi-seller conduits is £38.8 billion (2007 – £15.3 billion), being the total amount of the Group’s liquidity commitments plus the extent of programme-wide credit enhancements which relate to conduit assets for whom liquidity facilities were provided by third parties.

Exposure from both its consolidated conduits and its involvement with third-party conduits for the Group are set out below.

		2008			2007
	Consolidated			Consolidated
	conduits	Third party	Total	conduits	Third party	Total
	£m	£m	£m	£m	£m	£m
Total assets held by the conduits	31,473			10,733
Commercial paper issued	30,833			10,733
Liquidity and credit enhancements:
deal specific drawn liquidity
– drawn	640	3,078	3,718	—	2,280	2,280
– undrawn	38,201	198	38,399	15,272	490	15,762
programme-wide credit enhancements	2,072	—	2,072	552	—	552
	40,913	3,276	44,189	15,824	2,770	18,594
Maximum exposure to loss (1)	38,841	3,276	42,117	15,272	2,770	18,042

Note:
(1)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Collateral analysis, geographic, profile, credit ratings and weighted average lives of the assets in the assets relating to the consolidated conduits and related undrawn commitments of the Group are set out in the tables below.

			2008							2007
		Funded assets						Funded assets
					Liquidity from third						Liquidity from third
						Total						Total
	Loans	Securities	Total	Undrawn	parties	exposure	Loans	Securities	Total	Undrawn	parties	exposure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Auto loans	9,670	383	10,053	1,871	—	11,924	3,119	—	3,119	1,281	(102)	4,298
Credit card receivables	5,632	—	5,632	918	—	6,550	2,123	—	2,123	501	—	2,624
Trade receivables	2,706	—	2,706	1,432	(71)	4,067	223	—	223	15	—	238
Student loans	2,555	—	2,555	478	(132)	2,901	329	—	329	545	(132)	742
Consumer loans	2,371	—	2,371	409	—	2,780	562	—	562	207	—	769
Corporate loans	430	—	430	31	—	461	—	—	—	—	—	—
Mortgages
Prime	1,822	—	1,822	456	—	2,278	1,663	—	1,663	153	—	1,816
Non-conforming	2,181	—	2,181	727	—	2,908	1,289	—	1,289	633	—	1,922
Commercial	1,069	507	1,576	61	(23)	1,614	525	503	1,028	65	(23)	1,070
Other	1,664	483	2,147	985	—	3,132	397	—	397	1,138	—	1,535
	30,100	1,373	31,473	7,368	(226)	38,615	10,230	503	10,733	4,538	(257)	15,014

					CP funded assets
	Geographic distribution						Credit ratings (S&P equivalent)
						Weighted				BBB and
	UK	Europe	US	ROW	Total	average	AAA	AA	A	below	Total
2008	£m	£m	£m	£m	£m	life	£m	£m	£m	£m	£m
Auto loans	801	1,706	7,402	144	10,053	1.7	6,075	868	3,110	—	10,053
Credit card receivables	633	—	4,999	—	5,632	0.7	3,465	62	1,959	146	5,632
Trade receivables	68	922	1,371	345	2,706	0.8	120	1,025	1,561	—	2,706
Student loans	144	—	2,411	—	2,555	0.3	2,296	144	115	—	2,555
Consumer loans	708	1,195	468	—	2,371	1.7	387	993	923	68	2,371
Corporate loans	320	110	—	—	430	1.7	—	—	430	—	430
Mortgages
Prime	—	—	—	1,822	1,822	3.7	17	1,806	—	—	1,823
Non-conforming	960	1,221	—	—	2,181	4.6	351	368	475	987	2,181
Commercial	713	453	74	336	1,576	12.1	274	518	315	469	1,576
Other	166	1,198	684	99	2,147	2.1	3	601	1,309	233	2,146
	4,513	6,805	17,409	2,746	31,473	2.0	12,988	6,385	10,197	1,903	31,473

2007
Auto loans	2,071	324	724	—	3,119	1.6	30	1,755	1,334	—	3,119
Credit card receivables	629	—	1,494	—	2,123	0.4	443	—	1,680	—	2,123
Trade receivables	175	—	48	—	223	0.8	—	—	223	—	223
Student loans	140	—	189	—	329	2.4	184	140	5	—	329
Consumer loans	528	—	34	—	562	—	—	229	333		562
Mortgages
Prime	—	—	—	1,663	1,663	4.4	26	1,638	—	—	1,664
Non-conforming	1,133	156	—	—	1,289	5.8	93	610	586	—	1,289
Commercial	729	—	28	271	1,028	16.4	271	507	250	—	1,028
Other	122	179	—	96	397	2.7	96	—	300	—	396
	5,527	659	2,517	2,030	10,733	3.7	1,143	4,879	4,711	—	10,733

Structured investment vehicles (unaudited)
The Group does not sponsor any structured investment vehicles.

Investment funds set up and managed by the Group (unaudited)
The Group’s investment funds are managed by RBS Asset Management (RBSAM), which is an integrated asset management business, which manages investments on behalf of third-party institutional and high net worth investors, as well as for the Group. RBSAM is active in most traditional asset classes and employs both fund of funds structures and multi-manager strategies. Its offering includes money market funds, long only funds and alternative investment funds.

Money market funds
The Group has established and manages a number of money market funds for its customers. When a new fund is launched, RBSAM as fund manager typically provides a limited amount of seed capital to the funds. RBSAM does not have investments in these funds greater than £25 million. As RBSAM does not have holdings in these funds of significant size and as the risks and rewards of ownership are not with the Group, these funds are not consolidated by the Group.

The funds have been authorised by the Irish Financial Services Regulatory Authority as UCITS pursuant to the UCITS Regulations (UCITS Regulations refer to the European Communities’ Undertakings for Collective Investment in Transferable Securities Regulations) and are therefore restricted in the types of investments and borrowings they can make. The structure of the assets within the funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets of the funds. The risks to the Group as a result are restricted to reputational damage if the funds were unable to meet withdrawals when requested on a timely basis or in full.

Money market funds had total assets of £13.6 billion at 31 December 2008 (2007 – £11.2 billion). The sub categories of money market funds are:

•
£8.0 billion (2007 – £5.1 billion) in Money Funds denominated in sterling, US dollars and euro, which invest in short-dated, highly rated money market securities with the objective of providing security, performance and liquidity.

•	£4.9 billion (2007 – £5.5 billion) in multi-manager money market funds denominated in sterling, US dollars and euro, which invest in short dated, highly rated securities.

•
£0.7 billion (2007 – £0.6 billion) in Money Funds Plus denominated in sterling, US dollars and euro, which invest in longer-dated, highly rated securities with the objective of providing security, enhanced performance and liquidity.

Non-money market funds
RBSAM has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. The Group does not have investments in these funds greater than £200 million. As RBSAM does not have holdings in these funds of significant size and as the risks and rewards of ownership are not with the Group, these funds are not consolidated by the Group.

The non-money market funds had total assets of £18.7 billion at 31 December 2008 (31 December 2007 – £19.4 billion). The sub categories of non-money market funds are:

•	£16.0 billion (2007 – £17.0 billion) in multi-manager funds, which offer fund of funds products across bond, equity, hedge fund, private equity and real estate asset classes.

•	£1.6 billion (2007 – £1.3 billion) in committed capital to private equity investments, which invests primarily in equity and debt securities of private companies.

•	£1.1 billion (2007 – £1.1 billion) in credit investments, which invests in various financial instruments.

The structure of the assets within the funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets of the funds. The risks to the Group as a result are restricted to reputational damage if the funds were unable to meet withdrawals when requested on a timely basis or in full, and the Group’s own investment in the funds.

The Group’s maximum exposure to non-money market funds is represented by the investment in the shares of each fund and was £200 million at 31 December 2008 (2007 – £171 million).

Independent auditors’ report to the members of  The Royal Bank of  Scotland plc

We have audited the financial statements of The Royal Bank of Scotland plc (“the Bank”) and its subsidiaries (together “the Group”) for the year ended 31 December 2008 which comprise the accounting policies, the balance sheets as at 31 December 2008 and 2007, the consolidated income statements, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2008, the related Notes 1 to 40 and the information identified as ‘audited’ in the Risk, capital and liquidity management section of the Financial review. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and as regards the Group’s consolidated financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors’ report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Bank has not kept proper accounting records, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts 2008 as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information outside the Annual Report and Accounts 2008.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Bank and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

UK opinion

In our opinion:

•
the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its loss and cash flows for the year then ended;

•
the Bank financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of affairs of the Bank as at 31 December 2008;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2008 and of its loss and cash flows for the year then ended.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2008, in accordance with IFRS as adopted for use in the European Union and IFRS as issued by the IASB.

The financial statements for the year ended 31 December 2007 were restated for the matters disclosed in Note 1 of the Accounting policies.

Deloitte LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
25 March 2009

Consolidated income statement for the year ended 31 December 2008

		2008	2007	2006
	Note	£m	£m	£m
Interest receivable	1	31,413	28,310	24,319
Interest payable	1	(17,904)	(17,194)	(13,927)
Net interest income	1	13,509	11,116	10,392
Fees and commissions receivable	2	7,483	7,519	7,060
Fees and commissions payable	2	(1,733)	(1,496)	(1,426)
(Loss)/income from trading activities	2	(5,583)	1,142	2,543
Other operating income	2	2,181	4,026	2,999
Non-interest income		2,348	11,191	11,176
Total income		15,857	22,307	21,568
Staff costs	3	5,973	6,181	6,280
Premises and equipment	3	1,760	1,521	1,405
Other administrative expenses	3	2,759	2,147	2,241
Depreciation and amortisation	3	1,562	1,438	1,415
Write-down of goodwill and other assets	3	8,144	—	—
Operating expenses	3	20,198	11,287	11,341
(Loss)/profit before impairment		(4,341)	11,020	10,227
Impairment	11	4,706	1,865	1,873
Operating (loss)/profit before tax		(9,047)	9,155	8,354
Tax	6	(505)	1,903	2,433
(Loss)/profit for the year		(8,542)	7,252	5,921

(Loss)/profit attributable to:
Minority interests		208	53	45
Preference shareholders	7	638	331	252
Ordinary shareholders		(9,388)	6,868	5,624
		(8,542)	7,252	5,921

The accompanying notes on pages 71 to 135, the accounting policies on pages 61 to 70 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 15 to 55 form an integral part of these financial statements.

Balance sheets at 31 December 2008

		Group		Bank
			Restated		Restated
		2008	2007	2008	2007
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks	10	6,806	5,559	3,714	3,333
Loans and advances to banks	10	79,387	96,346	91,717	91,982
Loans and advances to customers	10	619,503	551,449	327,040	329,147
Debt securities subject to repurchase agreements	27	75,660	75,001	70,206	30,633
Other debt securities		102,106	89,431	89,492	76,617
Debt securities	13	177,766	164,432	159,698	107,250
Equity shares	14	2,691	5,509	1,020	4,019
Investments in Group undertakings	15	—	—	26,814	22,210
Settlement balances		10,871	5,326	5,335	2,046
Derivatives	12	937,457	205,975	938,505	207,913
Intangible assets	16	12,591	17,761	136	295
Property, plant and equipment	17	16,628	13,025	2,368	2,116
Deferred taxation	21	2,833	240	1,323	319
Prepayments, accrued income and other assets	18	11,397	6,116	5,930	1,680
Total assets		1,877,930	1,071,738	1,563,600	772,310

Liabilities
Deposits by banks	10	181,982	151,508	201,266	196,968
Customer accounts	10	453,129	442,982	229,266	197,926
Debt securities in issue	10	179,942	130,132	115,149	79,877
Settlement balances and short positions	19	45,957	53,849	29,361	33,677
Derivatives	12	909,105	203,072	911,174	204,234
Accruals, deferred income and other liabilities	20	16,685	12,167	9,618	5,783
Retirement benefit liabilities	4	1,446	334	23	11
Deferred taxation	21	2,483	2,063	—	—
Subordinated liabilities	22	39,951	27,796	33,698	22,745
Total liabilities		1,830,680	1,023,903	1,529,555	741,221

Equity
Minority interests	23	1,292	152	—	—
Equity owners	25	45,958	47,683	34,045	31,089
Total equity		47,250	47,835	34,045	31,089

Total liabilities and equity		1,877,930	1,071,738	1,563,600	772,310

The accompanying notes on pages 71 to 135, the accounting policies on pages 61 to 70 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 15 to 55 form an integral part of these financial statements.

The accounts were approved by the Board of  directors on 25 March 2009 and signed on its behalf  by:

Philip Hampton	Stephen Hester	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2008

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Available-for-sale investments
Net valuation (losses)/gains taken direct to equity	(2,585)	511	340	(2,592)	249	122
Net (profit)/loss taken to income on sales	(11)	(465)	(196)	49	(231)	(71)

Cash flow hedges
Net (losses)/gains taken direct to equity	(461)	(408)	(108)	1,292	60	(138)
Net losses/(gains) taken to earnings	185	(141)	(143)	(54)	25	2

Exchange differences on translation of foreign operations	4,968	9	(1,347)	(331)	5	1
Actuarial (losses)/gains on defined benefit plans	(1,716)	2,153	1,776	(2)	2	2
Income/(expense) before tax on items recognised direct in equity	380	1,659	322	(1,638)	110	(82)
Tax on items recognised direct in equity	1,627	(449)	(512)	372	(34)	13
Net income/(expense) recognised direct in equity	2,007	1,210	(190)	(1,266)	76	(69)
(Loss)/profit for the year	(8,542)	7,252	5,921	(1,140)	7,255	3,519
Total recognised income and expense for the year	(6,535)	8,462	5,731	(2,406)	7,331	3,450

Attributable to:
Equity shareholders	(7,087)	8,420	5,756	(2,406)	7,331	3,450
Minority interests	552	42	(25)	—	—	—
	(6,535)	8,462	5,731	(2,406)	7,331	3,450

The accompanying notes on pages 71 to 135, the accounting policies on pages 61 to 70 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 15 to 55 form an integral part of these financial statements.

Cash flow statements for the year ended 31 December 2008

		Group			Bank
		2008	2007	2006	2008	2007	2006
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating (loss)/profit before tax		(9,047)	9,155	8,354	(2,204)	7,759	4,039

Adjustments for:
Depreciation and amortisation		1,562	1,438	1,415	483	485	390
Write-down of goodwill and other assets		8,144	—	—	215	—	—
Interest on subordinated liabilities		1,694	1,452	1,161	1,487	1,200	878
Charge for defined benefit pension schemes		351	479	578	8	5	8
Cash contribution to defined benefit pension schemes		(491)	(536)	(533)	(8)	(16)	(1)
Elimination of foreign exchange differences		(20,997)	(2,137)	4,515	(16,892)	(2,034)	1,345
Other non-cash items		4,905	(833)	(1,134)	4,835	(575)	218
Net cash (outflow)/inflow from trading activities		(13,879)	9,018	14,356	(12,076)	6,824	6,877
Changes in operating assets and liabilities		2,845	6,869	3,292	41,418	8,578	16,815
Net cash flows from operating activities before tax		(11,034)	15,887	17,648	29,342	15,402	23,692
Income taxes (paid)/received		(886)	(1,802)	(2,122)	83	(526)	(298)
Net cash flows from operating activities	30	(11,920)	14,085	15,526	29,425	14,876	23,394

Investing activities
Sale and maturity of securities		37,877	23,775	25,810	30,455	17,268	15,240
Purchase of securities		(50,360)	(26,160)	(17,803)	(80,693)	(20,726)	(10,609)
Sale of property, plant and equipment		2,363	5,596	2,926	90	857	180
Purchase of property, plant and equipment		(5,153)	(3,886)	(3,938)	(719)	(449)	(509)
Net investment in business interests and intangible assets		(908)	(430)	(19)	(3,264)	(590)	(445)
Net cash flows from investing activities	31	(16,181)	(1,105)	6,976	(54,131)	(3,640)	3,857

Financing activities
Issue of ordinary shares		10,000	—	—	10,000	—	—
Issue of equity preference shares		—	3,650	1,092	—	3,650	1,092
Issue of subordinated liabilities		5,055	1,018	3,027	5,055	968	2,936
Proceeds of minority interests issued		812	—	427	—	—	—
Redemption of minority interests		(140)	(247)	(81)	—	—	—
Repayment of subordinated liabilities		(1,035)	(1,708)	(1,318)	(1,035)	(1,288)	(672)
Dividends paid		(4,722)	(2,362)	(3,531)	(4,638)	(2,331)	(3,502)
Interest on subordinated liabilities		(1,511)	(1,431)	(1,181)	(1,325)	(1,173)	(890)
Net cash flows from financing activities		8,459	(1,080)	(1,565)	8,057	(174)	(1,036)
Effects of exchange rate changes on cash and cash equivalents		15,295	2,714	(3,475)	12,849	2,601	(2,036)

Net (decrease)/increase in cash and cash equivalents		(4,347)	14,614	17,462	(3,800)	13,663	24,179
Cash and cash equivalents 1 January		84,761	70,147	52,685	77,249	63,586	39,407
Cash and cash equivalents 31 December		80,414	84,761	70,147	73,449	77,249	63,586

The accompanying notes on pages 71 to 135, the accounting policies on pages 61 to 70 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 15 to 55 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts, which should be read in conjunction with the Directors’ report, are prepared on a going concern basis and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Group adopted IFRS 8 ‘Operating Segments’ with effect from 1 January 2008. Early adoption of IFRS 8 has not materially affected segmental disclosures.

In October 2008, the IASB issued, and the European Union endorsed, amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ to permit the reclassification of financial assets out of the held-for-trading (HFT) and available-for-sale (AFS) categories subject to certain restrictions. Transfers must be made at fair value and this fair value becomes the instruments’ new cost or amortised cost. The amendments are effective from 1 July 2008. Reclassifications made before 1 November 2008 were backdated to 1 July 2008; subsequent reclassifications were effective from the date the reclassification was made.

The Group has reclassified certain loans and debt securities out of the held-for-trading and available-for-sale categories into the loans and receivables category. It has also reclassified certain debt securities out of the held-for-trading category into the available-for-sale category. The balance sheet values of these assets, the effect of the reclassification on the income statement and the impairment losses relating to these assets are shown in Note 10 Financial instruments on pages 91 and 92.

The 2007 comparative amounts have been restated for the netting of certain derivative asset and derivative liability balances with the London Clearing House, as described in Note 12.

The Bank is incorporated in the UK and registered in Scotland. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The Bank accounts are presented in accordance with the Companies Act 1985.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) that continue to be controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes until the Group ceases to control them through sale or significant change in circumstances.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Accounting policies continued

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

•	Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

•
Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

•	An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

4. Pensions and other post-retirement benefits
The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

5. Intangible assets and goodwill
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets’ estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years

Other acquired intangibles	5 to 10 years

Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption ‘Intangible assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before January 2004. Under previous GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet (1 January 2004) was £12,342 million, its carrying value under previous GAAP.

6. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 8)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

9. Foreign currencies
The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non- monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

10. Leases
Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify

Accounting policies continued

potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6).

11. Provisions
The Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or announcing its main features.

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed only by uncertain future events or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

12. Taxation
Provision is made for tax at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred tax is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held- for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The Group has designated financial assets as at fair value through profit or loss principally: (a) where the assets are economically hedged by derivatives and fair value designation eliminates the measurement inconsistency that would arise if the assets were carried at amortised cost or classified as available-for-sale and (b) financial assets held in the Group’s venture capital portfolio managed on a fair value basis.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to- maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Reclassifications – held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for- trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for- sale financial assets or to held-to-maturity investments.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

14. Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to- maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15. Financial liabilities
On initial recognition financial liabilities are classified into held-for-trading, designated as at fair value through profit or loss, or amortised cost.

A financial liability is classified as held-for-trading if it is incurred principally for the repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Accounting policies continued

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

16. Loan commitments
Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

17. Derecognition
A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

18. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration is recorded in Loans and advances to banks or Loans and advances to customers as appropriate.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral received or given is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

19. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

20. Capital instruments
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

21. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

22. Share-based payments
The Group grants options over shares in The Royal Bank of Scotland Group plc under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

23. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

24. Shares in Group entities
The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of  estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions
The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

Accounting policies continued

At 31 December 2008, gross loans and advances to customers totalled £626,075 million (2007 – £555,682 million) and customer loan impairment provisions amounted to £6,572 million (2007 – £4,233 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 4 on the accounts. A pension asset of £4 million and a liability of £1,446 million were recognised in the balance sheet at 31 December 2008 (2007 – asset £566 million; liability – £334 million).

Fair value- financial instruments
Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) – principally comprise reverse repurchase agreements (reverse repos) and syndicated loans. In repurchase agreements one party agrees to sell securities to another and simultaneously agrees to repurchase the securities at a future date for a specified price. The repurchase price is fixed at the outset, usually being the original sale price plus an amount representing interest for the period from the sale to the repurchase. Syndicated loans measured at fair value are amounts retained, from syndications where the Group was lead manager or underwriter, in excess of the Group’s intended long term participation.

Debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) – deposits measured at fair value principally include repurchase agreements (repos) discussed above.

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) – measured at fair value and principally comprise medium term notes.

Short positions (held-for-trading) – arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

Derivatives – these include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified term starting on a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. The sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable is given in Note 10 on pages 85 and 86.

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in accounting policy 5. The carrying value of goodwill as at 31 December 2008 was £11,832 million (2007 – £16,783 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties. Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash- generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to changes in assumptions is discussed in Note 16 on page 107.

Deferred tax
The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition.

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Tax relief is given for operating losses by offset when future profits arise and therefore the recoverability of deferred tax assets is a matter of judgement.

Accounting policies continued

Accounting developments

International Financial Reporting Standards

The International Accounting Standards Board issued a revised IAS 23 ‘Borrowing Costs’ in March 2007. Entities are required to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment. The standard is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The IASB issued a revised IAS 1 ‘Presentation of Financial Statements’ in September 2007 effective for accounting periods beginning on or after 1 January 2009. The amendments to the presentation requirements for financial statements are not expected to have a material effect on the Group or the Bank.

The IASB published a revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009 but both standards may be adopted together for accounting periods beginning on or after 1 July 2007. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB published revisions to IAS 32 ‘Financial Instruments: Presentation’ and consequential revisions to other standards in February 2008 to improve the accounting for and disclosure of puttable financial instruments. The revisions are effective for accounting periods beginning on or after 1 January 2009 but together they may be adopted earlier. They are not expected to have a material affect on the Group or the Bank.

The IASB issued an amendment, 'Vesting Conditions and Cancellations’, to IFRS 2 'Share-based Payment' in January 2008 that will change the accounting for share awards that have non-vesting conditions. The fair value of these awards does not currently take account of the effect of non-vesting conditions and where such conditions are not subsequently met, costs recognised up to the date of cancellation are reversed. The amendment requires costs not recognised up to the date of cancellation to be recognised immediately. The amendment is effective for accounting periods beginning on or after 1 January 2009. The Group estimates that adoption will cause a restatement of 2008 results, reducing profit by £110 million with no material affect on earlier periods. There is not expected to be a material effect on the Bank.

The IASB issued amendments to a number of standards in May 2008 as part of its annual improvements project. The amendments are effective for accounting periods beginning on or after 1 January 2009 and are not expected to have a material effect on the Group or Bank.

Also in May 2008, the IASB issued amendments to IFRS 1 'First-time Adoption of International Financial Reporting Standards' and IAS 27 'Consolidated and Separate Financial Statements' that change the investor's accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate. It does not affect the consolidated accounts but may prospectively affect the Bank’s accounting and presentation of receipts of dividends from such entities.

The IASB issued an amendment to IAS 39 in July 2008 to clarify the IFRS stance on eligible hedged items. The amendment is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The International Financial Reporting Interpretations Committee (IFRIC) issued interpretation IFRIC 15 'Agreements for the Construction of Real Estate' in July 2008. This interpretation clarifies the accounting for construction profits. It is applicable for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 16 'Hedges of a Net Investment in a Foreign Operation' in July 2008. The interpretation addressed the nature of the hedged risk and the amount of the hedged item; where in a group the hedging item could be held; and what amounts should be reclassified from equity on the disposal of a foreign operation that had been subject to hedging. The interpretation is effective for accounting periods beginning on or after 1 October 2008 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB made consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 (revised 2008), and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 18 ‘Transfers of Assets from Customers’ in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group or the Bank.

In March 2009, the IASB improved IFRS 7 ‘Financial Instruments: Disclosure’ by enhancing the disclosure requirements for fair value measurements and liquidity risk. The changes are effective for accounting periods beginning on or after 1 January 2009, although comparative information is not needed in the first year of application, and will be adopted by the Group and the Bank for 2009 reporting.

Notes on the accounts

1 Net interest income

		Group
	2008	2007	2006
	£m	£m	£m
Loans and advances to customers	28,240	25,886	22,145
Loans and advances to banks	1,302	1,126	688
Debt securities	1,871	1,298	1,486
Interest receivable	31,413	28,310	24,319
Customer accounts: demand deposits	2,970	3,680	3,095
Customer accounts: savings deposits	2,348	2,266	1,437
Customer accounts: other time deposits	5,408	5,848	4,642
Deposits by banks	3,147	2,802	2,625
Debt securities in issue	5,446	4,325	3,068
Subordinated liabilities	1,694	1,452	1,161
Internal funding of trading business	(3,109)	(3,179)	(2,101)
Interest payable	17,904	17,194	13,927
Net interest income	13,509	11,116	10,392

2 Non-interest income

		Group
	2008	2007	2006
	£m	£m	£m
Fees and commissions receivable	7,483	7,519	7,060
Fees and commissions payable	(1,733)	(1,496)	(1,426)
(Loss)/income from trading activities:
Foreign exchange (1)	707	798	612
Interest rate (2)	561	1,796	967
Credit (3)	(7,691)	(1,620)	841
Equities and commodities (4)	840	168	123
	(5,583)	1,142	2,543
Other operating income:
Operating lease and other rental income	1,232	1,187	1,288
Changes in the fair value of own debt	665	152	—
Changes in the fair value of securities and other financial assets and liabilities	(325)	846	430
Changes in the fair value of investment properties	(86)	288	486
Profit on sale of securities	174	496	252
Profit on sale of property, plant and equipment	177	672	215
Profit on sale of subsidiaries and associates	417	67	41
Dividend income	50	70	67
Share of profits less losses of associated entities	(19)	2	36
Other income	(104)	246	184
	2,181	4,026	2,999

The analysis of trading income is based on how the business is organised and the underlying risks managed.

Notes:

Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.

Notes on the accounts continued

3 Operating expenses

		Group
	2008	2007	2006
	£m	£m	£m
Wages, salaries and other staff costs	5,234	5,249	5,285
Social security costs	365	357	342
Shared-based compensation	—	65	65
Pension costs
– defined benefit schemes (Note 4)	351	479	578
– defined contribution schemes	23	31	10
Staff costs	5,973	6,181	6,280
Premises and equipment	1,760	1,521	1,405
Other administrative expenses	2,759	2,147	2,241
Property, plant and equipment (see Note 17)	1,221	1,021	1,055
Intangible assets (see Note 16)	341	417	360
Depreciation and amortisation	1,562	1,438	1,415
Write-down of goodwill and other assets	8,144	—	—
	20,198	11,287	11,341

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes set in connection with the various acquisitions made by the Group.

		Group
	2008	2007	2006
	£m	£m	£m
Staff costs	246	18	76
Premises and equipment	25	4	10
Other administrative expenses	194	10	18
Depreciation and amortisation	22	60	16
	487	92	120
Restructuring costs included in operating expenses comprise:
			2008
			£m
Staff costs			111
Premises and equipment			15
Other administrative expenses			34
			160

No restructuring costs were incurred in 2007 and 2006.

The average number of persons employed by the Group during the year, excluding temporary staff, was 123,000 (2007 – 123,500; 2006 – 122,600). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

		Group
	2008	2007	2006
Global Banking & Markets	10,100	9,300	8,100
Global Transaction Services	2,900	2,700	2,500
UK Retail & Commercial Banking	45,800	45,500	46,000
US Retail & Commercial Banking	18,700	19,000	19,800
Europe & Middle East Retail & Commercial Banking	5,600	6,400	5,700
Asia Retail & Commercial Banking	4,200	5,200	3,800
Group Manufacturing	32,300	33,500	34,100
Centre	3,200	3,000	2,700
Total	122,800	124,600	122,700
UK	86,600	88,600	88,300
US	26,000	25,600	26,200
Europe	6,600	7,600	6,900
Rest of the World	3,600	2,800	1,300
Total	122,800	124,600	122,700

		Bank
	2008	2007	2006
	£m	£m	£m
Wages, salaries and other staff costs	2,499	2,910	2,847
Social security costs	192	203	193
Share-based compensation	—	65	65
Pension costs
– defined benefit schemes	8	5	8
– defined contribution schemes	298	310	295
Staff costs	2,997	3,493	3,408

The average number of persons employed by the Bank during the year, excluding temporary staff, was 63,500 (2007 – 63,700; 2006 – 60,900). The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

		Bank
	2008	2007	2006
Global Banking & Markets	8,500	8,200	6,600
Global Transaction Services	1,200	1,100	900
UK Retail & Commercial Banking	22,600	24,000	22,600
Group Manufacturing	27,500	29,200	28,700
Centre	3,100	2,900	2,500
Total	62,900	65,400	61,300
UK	58,100	61,700	60,100
US	1,100	400	—
Europe	1,000	1,300	1,100
Rest of the World	2,700	2,000	100
Total	62,900	65,400	61,300

Notes on the accounts continued

4 Pension costs

Members of  the Group sponsor a number of  pension schemes in the UK and overseas, defined benefit schemes, whose assets are independent of  the Group’s finances. Defined benefit pensions generally provide a pension of  one-sixtieth of  final pensionable salary for each year of  service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 the defined benefit section of  The Royal Bank of  Scotland Group Pension Fund (‘Main scheme’) has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of  these benefits is charged to the income statement over the average remaining future service lives of  the eligible employees. The amounts are not material.

There is no contractual agreement or policy on the way that the cost of The Royal Bank of  Scotland Group defined benefit pension schemes and healthcare plans are allocated to the Bank. The Bank therefore accounts for the charges it incurs as payments to a defined contribution scheme.

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

Principal actuarial assumptions at 31 December (weighted average)	2008	2007	2006
Discount rate	6.3%	6.0%	5.3%
Expected return on plan assets	7.1%	6.9%	6.9%
Rate of increase in salaries*	3.8%	4.4%	4.1%
Rate of increase in pensions in payment	2.5%	3.1%	2.8%
Inflation assumption	2.6%	3.2%	2.9%

* Rate of increase in salaries in the Main scheme assumed to be 2.0% over the next two years.

Major classes of plan assets as a percentage of total plan assets	2008	2007	2006
Equities	58.2%	61.3%	60.7%
Index-linked bonds	16.7%	16.9%	16.1%
Government fixed interest bonds	2.9%	2.3%	3.3%
Corporate and other bonds	17.9%	14.8%	13.9%
Property	4.1%	4.0%	4.5%
Cash and other assets	0.2%	0.7%	1.5%

Ordinary shares of the holding company with a fair value of £15 million (2007 – £69 million; 2006 – £89 million) are held by the Group’s pension schemes together with holdings of other financial instruments issued by the Group with a value of £421 million (2007 – £606 million; 2006 – £258 million).

The expected return on plan assets at 31 December 2008 is based upon the weighted average of  the following assumed returns on the major classes of  plan assets:

	2008	2007	2006
Equities	8.5%	8.1%	8.1%
Index-linked bonds	3.9%	4.5%	4.5%
Government fixed interest bonds	4.4%	4.6%	4.5%
Corporate and other bonds	6.1%	5.5%	5.3%
Property	6.0%	6.3%	6.3%
Cash and other assets	3.4%	4.3%	4.4%

Post-retirement mortality assumptions (Main scheme)	2008	2007	2006
Longevity at age 60 for current pensioners (years)
Males	26.1	26.0	26.0
Females	26.9	26.8	28.9
Longevity at age 60 for future pensioners (years)
Males	28.1	28.1	26.8
Females	28.2	28.2	29.7

	Fair value of plan assets	Present value of defined benefit obligations	Net pension deficit/ (surplus)
Changes in value of net pension deficit/(surplus)	£m	£m	£m
At 1 January 2007	18,894	20,865	1,971
Currency translation and other adjustments	38	45	7
Income statement:
Expected return	1,297	—	(1,297)
Interest cost	—	1,105	1,105
Current service cost	—	649	649
Past service cost	—	22	22
	1,297	1,776	479
Statement of recognised income and expense:
Actuarial gains and losses	140	(2,013)	(2,153)
Contributions by employer	536	—	(536)
Contributions by plan participants	4	4	—
Benefits paid	(605)	(605)	—
Expenses included in service cost	(40)	(40)	—
At 1 January 2008	20,264	20,032	(232)
Currency translation and other adjustments	522	623	101
Income statement:
Expected return	1,401	—	(1,401)
Interest cost	—	1,196	1,196
Current service cost	—	528	528
Past service cost	—	28	28
	1,401	1,752	351
Statement of recognised income and expense:
Actuarial gains and losses	(5,318)	(3,602)	1,716
Disposal of subsidiaries	—	(3)	(3)
Contributions by employer	491	—	(491)
Contributions by plan participants	6	6	—
Benefits paid	(689)	(689)	—
Expenses included in service cost	(26)	(26)	—
At 31 December 2008	16,651	18,093	1,442

Notes on the accounts continued

4 Pension costs (continued)

Net pension liability comprises:	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 18)	(4)
Net liabilities of schemes in deficit	1,446
1,442

The Group expects to contribute £488 million to its defined benefit pension schemes in 2009. Of the net liabilities of schemes in deficit, £118 million (2007 – £94 million) relates to unfunded schemes.

Cumulative net actuarial losses of £180 million (2007 – £1,536 million gains; 2006 – £617 million losses) have been recognised in the statement of recognised income and expense.

	2008	2007	2006	2005	2004
History of defined benefits schemes	£m	£m	£m	£m	£m
Fair value of plan assets	16,651	20,264	18,894	17,331	14,752
Present value of defined benefit obligations	18,093	20,032	20,865	21,040	17,674
Net (deficit)/surplus	(1,442)	232	(1,971)	(3,709)	(2,922)
Experience losses on plan liabilities	(91)	(204)	(20)	(68)	(631)
Experience (losses)/gains on plan assets	(5,318)	140	585	1,654	408
Actual return on pension schemes assets	(3,917)	1,437	1,654	2,667	1,327

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions:

	Increase/(decrease)		Increase/(decrease)
	in pension cost for the year		in obligation at 31 December
	2008	2007	2008	2007
	£m	£m	£m	£m
25 bps increase in the discount rate	(44)	(47)	(786)	(963)
25 bps increase in inflation	86	91	696	872
25 bps additional rate of increase in pensions in payment	46	47	423	503
25 bps additional rate of increase in deferred pensions	9	6	103	121
25 bps additional rate of increase in salaries	33	39	199	246
Longevity increase of 1 year	34	33	337	419

5 Auditors’ remuneration

Amounts paid to the Bank’s auditors for statutory audit and other services were as follows:	Group
	2008	2007
	£m	£m
Fees payable for the audit of the Group’s annual accounts	4.3	3.7
Fees payable to the auditors and their associates for other services to the Group:
– The audit of the Bank’s subsidiaries pursuant to legislation	7.9	5.3
Total audit fees	12.2	9.0

Fees payable to the auditors for non-audit services are disclosed in the consolidated financial statements of  The Royal Bank of  Scotland Group plc.

6 Tax

		Group
	2008	2007	2006
	£m	£m	£m
Current taxation:
Charge for the year	646	2,373	2,355
Over provision in respect of prior periods	(257)	(25)	(167)
Relief for overseas taxation	(34)	(198)	(147)
	355	2,150	2,041
Deferred taxation:
(Credit)/charge for the year	(849)	89	365
(Under)/over provision in respect of prior periods	(11)	(336)	27
Tax (credit)/charge for the year	(505)	1,903	2,433

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 28.5% (2007 – 30%, 2006 – 30%) as follows:

	2008	2007	2006
	£m	£m	£m
Expected tax (credit)/charge	(2,578)	2,747	2,506
Non-deductible goodwill impairment	1,949	12	—
Unrecognised timing differences	274	29	—
Other non-deductible items	245	218	280
Non-taxable items	(305)	(568)	(252)
Taxable foreign exchange movements	161	4	(33)
Foreign profits taxed at other rates	4	(13)	61
Increase/(decrease) in deferred tax liability following change in the rate of UK corporation tax	1	(156)	—
Unutilised losses brought forward and carried forward	12	(9)	11
Adjustments in respect of prior periods	(268)	(361)	(140)
Actual tax (credit)/charge	(505)	1,903	2,433

The effective tax rate for the year was 5.6% (2007 – 20.8%; 2006 – 29.1%).

7 Profit attributable to preference shareholders

		Group
	2008	2007	2006
Dividends paid to equity preference shareholders	£m	£m	£m
Non-cumulative preference shares of US$0.01	350	210	160
Non-cumulative preference shares of €0.01	205	110	92
Non-cumulative preference shares of £1	83	11	—
Total	638	331	252

Notes:
(1)	In accordance with IAS 32, several of the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.
(2)	Between 1 January 2009 and the date of approval of these accounts, dividends amounting to US$194 million have been declared in respect of equity preference shareholders for payment on 31 March 2009.

Notes on the accounts continued

8  Ordinary dividends

	2008	2007	2006
	£m	£m	£m
Ordinary dividend paid to holding company	4,000	2,000	3,250

9  Profit dealt with in the accounts of the Bank

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £1,778 million (2007 – £6,924 million profit; 2006 – £3,267 million profit) has been dealt with in the accounts of the Bank.

10 Financial instruments
Classification

The following tables analyse the Group’s financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

					Group
		Designated
		as at fair						Non
		value				Other		financial
	Held-for-	through	Hedging	Available-	Loans and	(amortised	Finance	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost)	leases	liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	6,806		—		6,806
Loans and advances to banks (1)	60,957	—		—	18,430		—		79,387
Loans and advances to customers (2, 3)	52,173	1,767		—	551,110		14,453		619,503
Debt securities (4)	101,773	2,599		61,638	11,756		—		177,766
Equity shares	577	275		1,839	—		—		2,691
Settlement balances	—	—		—	10,871		—		10,871
Derivatives	933,203	—	4,254	—	—		—		937,457
Intangible assets								12,591	12,591
Property, plant and equipment								16,628	16,628
Deferred taxation								2,833	2,833
Prepayments, accrued income and other assets	—	—		—	32		—	11,365	11,397
	1,148,683	4,641	4,254	63,477	599,005		14,453	43,417	1,877,930
Liabilities
Deposits by banks (5)	86,938	—				95,044	—		181,982
Customer accounts (6, 7)	57,817	2,707				392,605	—		453,129
Debt securities in issue (8, 9)	3,991	12,164				163,787	—		179,942
Settlement balances and short positions	37,172	—				8,785	—		45,957
Derivatives	905,546	—	3,559			—	—		909,105
Accruals, deferred income and other liabilities	260	—				1,619	22	14,784	16,685
Retirement benefit liabilities								1,446	1,446
Deferred taxation								2,483	2,483
Subordinated liabilities (10)	—	708				39,243	—	—	39,951
	1,091,724	15,579	3,559			701,083	22	18,713	1,830,680
Equity									47,250
									1,877,930

					Group
		Designated
		as at fair						Non
		value				Other		financial
	Held-for-	through	Hedging	Available-	Loans and	(amortised	Finance	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost)	leases	liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	5,559		—		5,559
Loans and advances to banks (1)	72,697	—		—	23,649		—		96,346
Loans and advances to customers (2, 3)	105,420	2,622		—	430,837		12,570		551,449
Debt securities (4)	136,785	2,854		24,293	500		—		164,432
Equity shares	3,786	156		1,567	—		—		5,509
Settlement balances	—	—		—	5,326		—		5,326
Derivatives	205,056	—	919	—	—		—		205,975
Intangible assets								17,761	17,761
Property, plant and equipment								13,025	13,025
Deferred taxation				—	—		—	240	240
Prepayments, accrued income
and other assets	—	—		—	19		—	6,097	6,116
	523,744	5,632	919	25,860	465,890		12,570	37,123	1,071,738
Liabilities
Deposits by banks (5)	71,714	—				79,794	—		151,508
Customer accounts (6, 7)	61,990	1,920				379,072	—		442,982
Debt securities in issue (8, 9)	9,455	9,021				111,656	—		130,132

Settlement balances and short positions	47,058	—	1,270			6,791	—		53,849
Derivatives	201,802	—				—	—		203,072
Accruals, deferred income
and other liabilities	210	—				1,545	19	10,393	12,167
Retirement benefit liabilities								334	334
Deferred taxation								2,063	2,063
Subordinated liabilities (10)	—	358				27,438		—	27,796
	392,229	11,299	1,270			606,296	19	12,790	1,023,903
Equity									47,835
									1,071,738

Notes:
(1)
Includes reverse repurchase agreements of £31,436 million (2007 – £67,619 million), items in the course of collection from other banks of £2,779 million (2007 – £2,729 million) and amounts due from fellow subsidiaries of £7,297 million (2007 – £1,966 million).

(2)
Includes reverse repurchase agreements of £27,972 million (2007 – £79,056 million), amounts due from holding company of £1,828 million (2007 – £5,572 million) and amounts due from fellow subsidiaries of £2,656 million (2007 – £3,516 million).

(3)
The change in the fair value of loans and advances to customers designated as at fair value through profit and loss attributable to changes in credit risk was £301 million for the year and £408 million cumulatively. The amounts for 2007 were not material.

(4)	Includes treasury bills and similar securities of £23,797 million (2007 – £14,604 million) and other eligible bills of £54 million (2007 – £1,914 million).
(5)	Includes repurchase agreements of £66,006 million (2007 – £75,154 million) and items in the course of transmission to other banks of £542 million (2007 – £372 million).
(6)
Includes repurchase agreements of £54,095 million (2007 – £75,029 million), amounts due to holding company of £15,801 million (2007 – £1,012 million) and amounts due to fellow subsidiaries of £2,488 million (2007 – £2,105 million).

(7)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £44 million lower (2007 – £77 million, greater) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(8)	Comprises bonds and medium term notes of £70,153 million (2007 – £40,945 million) and certificates of deposit and other commercial paper of £109,789 million (2007 – £89,187 million).
(9)
£665 million (2007 – £152 million) has been recognised in profit or loss for changes in credit risk associated with these liabilities measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £1,145 million (2007 – £317 million) lower than the principal amount.

(10)	Includes amounts due to holding company of £11,572 million (2007 – £6,113 million).
(11)
During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into loans and receivables category and from held-for-trading category into the available-for-sale category (see page 91).

Notes on the accounts continued

10  Financial instruments (continued)

The following tables analyse the Bank’s financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

				Bank
		Designated
		as at fair					Non
		value				Other	financial
	Held-for-	through	Hedging	Available-	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost)	liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	3,714			3,714
Loans and advances to banks (1)	56,089	—		—	35,628			91,717
Loans and advances to customers (2)	59,146	1,160		—	266,734			327,040
Debt securities (3)	67,911	906		41,898	48,983			159,698
Equity shares	463	28		529	—			1,020
Investments in Group undertakings	—	—		—	—		26,814	26,814
Settlement balances	—	—		—	5,335			5,335
Derivatives	934,709	—	3,796	—	—			938,505
Intangible assets							136	136
Property, plant and equipment							2,368	2,368
Deferred taxation							1,323	1,323
Prepayments, accrued income and other assets	—	—		—	—		5,930	5,930
	1,118,318	2,094	3,796	42,427	360,394		36,571	1,563,600
Liabilities
Deposits by banks (4)	85,126	—				116,140		201,266
Customer accounts (5, 6)	46,178	170				182,918		229,266
Debt securities in issue (7, 8)	3,993	12,099				99,057		115,149
Settlement balances and short positions	23,827	—				5,534		29,361
Derivatives	910,188	—	986			—		911,174
Accruals, deferred income and other liabilities	260	—				1,087	8,271	9,618
Retirement benefit liabilities							23	23
Subordinated liabilities	—	708				32,990	—	33,698
	1,069,572	12,977	986			437,726	8,294	1,529,555
Equity								34,045
								1,563,600

				Bank
		Designated
		as at fair					Non
		value				Other	financial
	Held-for-	through	Hedging	Available-	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost)	liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	3,333			3,333
Loans and advances to banks (1)	60,640	—		—	31,342			91,982
Loans and advances to customers (2)	109,992	791		—	218,364			329,147
Debt securities (3)	97,455	996		8,799	—			107,250
Equity shares	3,634	10		375	—			4,019
Investments in Group undertakings	—	—		—	—		22,210	22,210
Settlement balances	—	—		—	2,046			2,046
Derivatives	207,266	—	647	—	—			207,913
Intangible assets							295	295
Property, plant and equipment							2,116	2,116
Deferred taxation							319	319
Prepayments, accrued income and other assets	—	—		—	—		1,680	1,680
	478,987	1,797	647	9,174	255,085		26,620	772,310
Liabilities
Deposits by banks (4)	71,261	—				125,707		196,968
Customer accounts (5, 6)	57,823	54				140,049		197,926
Debt securities in issue (7, 8)	9,455	8,895				61,527		79,877
Settlement balances and short positions	30,567	—				3,110	—	33,677
Derivatives	203,733	—	501			—	—	204,234
Accruals, deferred income and other liabilities	210	—				1,080	4,493	5,783
Retirement benefit liabilities							11	11
Subordinated liabilities	—	358				22,387	—	22,745
	373,049	9,307	501			353,860	4,504	741,221
Equity								31,089
								772,310

Notes:
(1)
Includes reverse repurchase agreements of £19,263 million (2007 – £52,128 million), items in the course of collection from other banks of £484 million (2007 – £530 million), amounts due from subsidiaries of £29,619 million (2007 – £22,367 million) and amounts due from fellow subsidiaries of £6,862 million (2007 – £1,748 million).

(2)
Includes reverse repurchase agreements of £22,564 million (2007 – £58,785 million), amounts due from subsidiaries of £39,908 million (2007 – £66,102 million), amounts due from fellow subsidiaries of £2,632 million (2007 – £2,666 million) and amounts due from holding company of £1,828 million (2007 – £5,572 million).

(3)	Includes treasury bills and similar securities of £23,415 million (2007 – £14,200 million).
(4)
Includes repurchase agreements of £52,290 million (2007 – £59,955 million), items in the course of transmission to other banks of £312 million (2007 – £68 million), amounts due to subsidiaries of £63,198 million (2007 – £74,006 million) and amounts due to fellow subsidiaries of £5,715 million (2007 – £8,473 million).

(5)
Includes repurchase agreements of £24,041 million (2007 – £30,177 million), amounts due to fellow subsidiaries of £1,940 million (2007 – £123 million), amounts due to holding company of £15,800 million (2007 – £1,013 million) and amounts due to subsidiaries of £68,282 million (2007 – £53,565 million).

(6)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £2 million (2007 – £15 million) lower than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(7)	Comprises bonds and medium term notes of £40,595 million (2007 – £17,274 million) and certificates of deposit and other commercial paper of £74,553 million (2007 – £62,603 million).
(8)
£665 million (2007 – £152 million) has been recognised in profit or loss for changes in credit risk associated with these liabilities measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £1,055 million (2007 – £252 million) lower than the principal amount.

(9)
During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into loans and receivables category and from held-for-trading category into the available-for-sale category (see page 92).

Notes on the accounts continued

10  Financial instruments (continued)

Valuation of financial instruments

Control environment
The Group’s control environment for the determination of the fair value of financial instruments has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions. This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades. The Group ensures special attention is given to bespoke transactions, structured products, illiquid products, and other assets which are difficult to price.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction. There are daily controls over the profit or loss recorded by trading and treasury front office traders.

A key element of the control environment, segregated from the recording of the transaction’s valuation, is the independent price verification (IPV) process. Valuations are first calculated by the business which entered into the transaction. Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the IPV process. This process involves a team, independent of those trading the financial instruments, reviewing valuations in the light of available pricing evidence. IPV is performed at a frequency to match the availability of independent data, and the size of the Group’s exposure. For liquid instruments the process is performed daily. The minimum frequency of review in GBM is monthly for regulatory trading book positions, and six monthly for regulatory banking book positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds. In addition, within GBM, there is a dedicated team (the Global Pricing Unit) which determines IPV policy, monitors adherence to policy, and performs additional independent review on highly subjective valuation issues.

In GBM, when models are used to value products, those models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group’s exposure. A key element of the control environment over model use in GBM is a review committee which comprises of valuations experts from several functions within GBM. The committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the Group’s quantitative research centre. This centre, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

GBM also maintains a valuation control committee that meets formally on a monthly basis to discuss and review escalated items and to consider highly complex and subjective valuation matters. The committee includes valuation specialists representing several independent review functions (including market risk, quantitative research and finance) and senior members of the Group’s front office trading businesses.

Certain financial instruments have become more difficult and subjective to value and have therefore been transferred to a centrally managed asset unit, to separate them from business as usual activities and to allow dedicated focus on the management and valuation of the exposures. The unit has a valuation committee comprising senior representatives of the trading function, risk management and GBM Global Pricing Unit which meets regularly and is responsible for monitoring, assessing and enhancing the adequacy of the valuation techniques being adopted for these instruments.

Valuation techniques
The Group uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; option pricing models (such as Black-Scholes or binomial option pricing models) and simulation models such as Monte-Carlo.

The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions made concerning factors such as the amounts and timing of cash flows, discount rates and credit risk.

•	Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•	Credit spreads – where available, these are derived from prices of CDS or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates – there are observable markets both for spot and forward contracts and futures in the world’s major currencies.

•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices – many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

•
Counterparty credit spreads – adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•
Recovery rates/loss given default – these are used as an input to valuation models and reserves for ABS and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

In order to determine a reliable fair value, where appropriate, the Group applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations based upon differing and stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, the Group makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

The Group refines and modifies its valuation techniques as markets and products develop and as the pricing for individual products becomes more or less readily available. While the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

Notes on the accounts continued

10 Financial instruments (continued)

Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method.

		2008				2007
	Level 1(1)	Level 2 (2)	Level 3 (3)	Total	Level 1(1)	Level 2 (2)	Level 3(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss:
Loans and advances to banks	—	61.0	—	61.0	—	72.6	0.1	72.7
Loans and advances to customers	—	50.8	3.1	53.9	—	94.9	13.1	108.0
Debt securities	50.1	50.5	3.8	104.4	59.0	70.2	10.4	139.6
Equity shares	0.5	—	0.4	0.9	3.7	—	0.2	3.9
Derivatives	1.4	929.7	6.3	937.4	1.0	201.9	3.1	206.0
	52.0	1,092.0	13.6	1,157.6	63.7	439.6	26.9	530.2
Available-for-sale:
Debt securities	16.2	43.1	2.3	61.6	2.2	21.8	0.3	24.3
Equity shares	0.1	1.6	0.1	1.8	0.1	1.0	0.5	1.6
	16.3	44.7	2.4	63.4	2.3	22.8	0.8	25.9
	68.3	1,136.7	16.0	1,221.0	66.0	462.4	27.7	556.1
Liabilities
Deposits by banks and customers	—	147.1	0.3	147.4	—	134.1	1.5	135.6
Debt securities in issue	—	15.4	0.8	16.2	—	13.3	5.2	18.5
Short positions	32.0	5.2	—	37.2	43.3	3.7	—	47.0
Derivatives	0.7	905.6	2.8	909.1	1.3	199.5	2.3	203.1
Other financial liabilities (4)	—	0.7	0.3	1.0	—	0.4	0.2	0.6
	32.7	1,074.0	4.2	1,110.9	44.6	351.0	9.2	404.8

Notes:
(1)
Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.
The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, and certain money market securities and loan commitments and most OTC derivatives.

(3)
Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

Financial instruments included within level 3 of the fair value hierarchy primarily consist of cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), and other mortgage-based products and less liquid debt securities, certain structured debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4)	Other financial liabilities comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

Level 3 portfolios
Level 3 loans and advances decreased by £10 billion, primarily reflecting reclassification of certain loans (leveraged finance and other corporate loans) to loans and receivables (LAR) and fair value adjustments on the remaining portfolio at the end of the year.

Debt securities categorised as level 3 at the end of the year include £4.4 billion of asset-backed securities and £1.7 billion of corporate and other debt securities. The decrease during the year reflects termination of a deal in early 2008, reclassification of illiquid mortgage-backed securities (MBS) to loans and receivables, fair value changes, and the transfer of certain previous illiquid MBS, primarily sub-prime from level 3 to level 2.

Level 3 derivative assets at 31 December 2008 include credit derivative trades with credit derivative product companies (CDPCs) with a fair value of £2.8 billion (2007 – £90 million) after credit valuation adjustments of £0.7 billion (2007 – nil). Other level 3 derivative assets at 31 December 2008 include illiquid credit default swaps (CDSs), other credit derivatives, commodity derivatives and illiquid interest rate derivatives.

Debt securities in issue, categorised as level 3, were structured medium term notes and the decrease in the year primarily reflects the termination of a deal in the first half of 2008.

The tables below presents the Level 3 financial instruments carried at fair value as at the balance sheet date, valuation basis, main assumptions used in the valuation of these instruments and reasonably possible increases or decreases in fair value based on reasonably possible alternative assumptions:

				Reasonably possible
				alternative assumptions
			Carrying	Increase in	Decrease in
Valuation basis/		Main	value	fair value	fair value
Assets	technique	assumptions	£bn	£m	£m
Loans and advances	Proprietary model	Credit spreads, indices	3.1	70	50
Debt securities:
– RMBS (1)	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.5	40	90
– CMBS (2)	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.5	20	20
– CDOs	Proprietary model	Implied collateral valuation, defaults rates, housing prices, correlation	1.1	230	230
– CLOs (3)	Industry standard simulation model	Credit spreads, recovery rates, correlation	1.0	40	40
– Other	Proprietary model	Credit spreads	3.0	50	50
Derivatives
– credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	4.4	580	560
– interest rate and commodity	Proprietary model	Volatility, correlation	1.9	130	130
Equity shares – private equity	Valuation statements	Fund valuations	0.5	70	140
2008			16.0	1,230	1,310
2007			27.7	510	600

Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised loan obligations.

Notes on the accounts continued

10  Financial instruments (continued)

				Reasonably possible alternative assumptions
Liabilities	Valuation basis/ technique	Main assumptions	Carrying amount £bn	Increase fair value £m	Decrease fair value £m
Debt securities in issue	Proprietary model	Credit spreads	0.8	20	20
Derivatives:
Credit derivatives	Proprietary CVA model,	Counterparty credit risk,	1.6	100	100
	industry option models, correlation model	correlation, volatility
Other derivatives	Proprietary model	Volatility, correlation	1.2	90	90
Other portfolios	Proprietary model	Credit spreads, correlation	0.6	40	60
2008			4.2	250	270
2007			9.2	25	25

For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used, including for those in level 2, and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact this would have on the fair value. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Loans and advances to customers
Loans in level 3 primarily comprise US commercial mortgages and syndicated loans.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by GBM for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value of these mortgages of £1.1 billion by up to £18 million or increase the fair value by up to £25 million.

Syndicated lending
The Group’s syndicated lending activities are conducted by the syndicate business in conjunction with the various product lines covering corporate, leveraged, real estate and project finance activities. When a commitment to lend is entered into, the Group estimates the proportion of the loan that is intended to be held for trading on draw down, and the proportion it anticipates to retain on its balance sheet as a loan and receivable. Where the commitment is intended to be syndicated, the commitment to lend is fair valued through profit or loss. On drawdown, the portion of the loan expected to be syndicated is recorded at fair value as a held-for-trading asset, and the expected hold portion is measured at amortised cost less, where appropriate, impairment.

The Group values the portion of the loan expected to be syndicated held at fair value by using market observable syndication prices in the same or similar assets. Where these prices are not available, a discounted cash flow model is used. The model incorporates observable assumptions such as current interest rates and yield curves, the notional and tender amount of the loan, and counterparty credit quality where it is derived from credit default swap spreads using market indices. The model also incorporates unobservable assumptions, including expected refinancing periods, and counterparty credit quality where it is derived from the Group’s internal risk assessments. Derivatives arising from commitments to lend are measured using the same model, based on proxy notional amounts.

Using reasonably possible alternative assumptions for expected cash flows to value these assets of £2.0 billion would reduce the fair value by up to £32 million or increase the fair value by up to £45 million. The assumptions to determine these amounts were based on restructuring scenarios and expected margins.

Debt securities

Residential mortgage backed securities (RMBS)
RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading activity is not available and a model is utilised which uses significant unobservable data.

In determining whether an instrument is similar to that being valued, the Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan to value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, the Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed. This method is most frequently used for US and UK RMBS. The RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by the Group, or based on observable prices from Bloomberg or consensus pricing services.

Where there is an absence of trading activity, models are used. The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources. An assessment is made of third-party data source to determine its applicability and reliability. The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded at in the market and may also make adjustments for model deficiencies.

The weighted average of the key significant inputs utilised in valuing US level 3 RMBS positions are shown in the table below.

	Weighted–average inputs
2008	Non-agency prime RMBS		Alt-A RMBS
Yield	11.02%		20.69%
Probability of default	3.00 CDR(1)		40.00 CDR(1)
Loss severity	45.00	%(2)	52.25	%(2)
Prepayment	12.67 CPR		10.65 CPR

Notes:
(1) Constant default rate or probability of  default.
(2) Constant prepayment rate.

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. Through most of 2008, while default rates on sub-prime mortgages were on the rise, there was less transparency and historical data to predict future defaults on both Alt-A and prime securities. As such, the Group felt that probability of default was the least transparent input into Alt-A and prime RMBS modelled valuations throughout 2008 (and most sensitive to variations). The Group believes that a range of 500 basis points greater than and 500 basis points less than the weighted average constant default rate, and a range of 200 basis points greater than and 200 basis points less than the weighted average constant default rate represents a reasonably possible set of acceptable pricing alternatives for Alt-A and prime RMBS, respectively. These assumptions consider the inherently risky nature of Alt-A over prime securities, as well as declining economic condition leading to an increased likelihood of default at year-end. While other key inputs may possess characteristics of unobservability in both Alt-A and prime modelled valuations, the effect of utilising reasonably possible alternatives for these respective inputs would have an immaterial effect on the overall valuation. Using these reasonably possible alternative assumptions the fair value of RMBS of £0.5 billion would be £90 million lower or £40 million higher.

Commercial mortgage backed securities
CMBS is valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

For senior CMBS and subordinated tranches, the Group determined that the most sensitive input to reasonably possible alternatives valuation is probability of default and yield respectively. Using reasonably possible alternative assumptions for these inputs, the fair value of CMBS of £0.5 billion would be £20 million lower or £20 million higher.

Collateralised debt obligations
CDOs purchased from third parties are valued using independent, third- party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third- party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

The Group’s proprietary model calculates the expected cashflows from the underlying mortgages using assumptions, derived from publicly available data on future macroeconomic conditions (including house price appreciation and depreciation) and on defaults and delinquencies on these underlying mortgages. The model used by the Group comprises an econometric loan-level model which provides the input to an industry standard ABS model, the output of which feeds a proprietary model generating expected cashflows which are discounted using a risk adjusted rate.

Notes on the accounts continued

10  Financial instruments (continued)

Due to the subjectivity of the inputs to the pricing model, alternative valuation points are constructed to benchmark the output of the model. These valuation points include determining an ABS index implied collateral valuation, which provides a market calibrated valuation data point. A collateral net asset value methodology is also considered which uses dealer buy side marks to determine an upper bound for super senior CDO valuations. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

The Group, using all pricing points available, may make necessary and appropriate valuation adjustments to the pricing information derived from the proprietary model. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting a price, to the extent that these factors that have not already been included in the model and may include adjustments made for liquidity discounts.

In order to provide disclosures of the valuation of super senior CDOs using reasonably possible alternative assumptions, the Group has considered macroeconomic conditions, including house price appreciation and depreciation, and the effect of regional variations. The output from using these alternative assumptions has been compared with inferred pricing from other published data. The Group believes that reasonably possible alternative assumptions could reduce or increase valuations by up to 4%. Using these alternative assumptions would reduce the fair value of level 3 CDOs of £1.1 billion by up to £230 million (super senior CDOs: £190 million) and increase the fair value by up to £230 million (super senior CDOs: £190 million).

Collateralised loan obligations
To determine the fair value of CLOs purchased from third parties, the Group use third-party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices, from third- party dealer quotes, and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. As the correlation inputs to this model are not observable CLOs are deemed to be level 3. Using reasonably possible alternative assumptions the fair value of CLOs of £1.0 billion would be £40 million lower or £40 million higher.

Other debt securities
Other level 3 debt securities comprise £1.3 billion of other ABS of £1.7 billion of other debt securities. Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3. Using differing assumptions about this relationship would result in different fair values for these assets. The main assumption made is that of relative creditworthiness. Using reasonably possible alternative assumption credit assumptions, taking into account the underlying currency, tenor, and rating of the debt securities within each portfolio, would reduce the fair value of the debt securities of £3.0 billion by up to £50 million or increase the fair value by up to £50 million.

Derivatives
Level 3 derivative assets comprised credit derivatives of £4.4 billion and interest rate, foreign exchange rate and commodity derivative contracts of £1.9 billion. Derivative liabilities comprise credit derivatives of £1.6 billion and interest rate, foreign exchange rate and commodity derivatives contracts of £1.2 billion.

Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives
The Group’s credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty’s potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionality is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market.

Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Other derivatives
Exotic equity, interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying, including equities, interest rates, foreign exchange rates and commodities. Included in commodities derivatives are energy contracts entered into by RBS Sempra Commodities. Most of these contracts are valued using models that incorporate observable data. A small number are more complex, structured derivatives which incorporate in their valuation assumptions regarding power price volatilities and correlation between inputs, which are not market observable. These include certain tolling agreements, where power is purchased in return for a given quantity of fuel, and load deals, where a seller agrees to deliver a fixed proportion of power used by a client’s utility customers.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades. Exotic valuation inputs include correlation between equities, interest rates, foreign exchange rates and commodity prices. Correlations for more liquid equity and rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions
In determining the effect of reasonably possible alternative assumptions for unobservable inputs, the Group has considered credit derivative trades with CDPCs separately from all other level 3 derivatives due to the significant element of subjectivity in determining the counterparty credit risk.

The fair value of credit derivative trades with CDPCs as at 31 December 2008 was £2.6 billion before applying a CVA of £0.7 billion. The Group’s credit derivative exposures to CDPCs are valued using pricing models with inputs observed directly in the market. An adjustment is made to the model valuation as the creditworthiness of CDPC counterparties differs from that of the credit risk assumptions used in the model. The adjustment reflects the estimated cost of hedging the counterparty risk arising from each trade. In the absence of market observable credit spreads of CDPCs, the cost of hedging the counterparty risk is estimated from an analysis of the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle. A reasonably possible alternative approach would be to estimate the cost of hedging the counterparty risk from market observable credit spreads of entities considered similar to CDPCs (for example monoline insurers with similar business or similarly rated entities). These reasonably possible alternative approaches would reduce the fair value credit derivatives with CDPCs by up to £390 million or increase the fair value by up to £400 million.

For all other level 3 derivatives, unobservable inputs are principally comprised of correlations and volatilities. Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3. It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs. In determining reasonably possible alternative assumptions, the relative impact of unobservable inputs as compared to those which may be observed was considered. Using reasonably possible alternative assumptions the fair value of all other level 3 derivative assets (excluding CDPCs) would be reduced by up to £300 million or increased by up to £310 million and derivative liabilities would be reduced by up to £190 million or increased by up to £190 million.

Equity shares – private equity
Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedges funds. Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

Although such valuations are provided from third parties, the Group recognises that such valuations may rely significantly on the judgements and estimates made by those fund managers, particularly in assessing private equity components. Following the decline in liquidity in world markets, the Group believes that there is sufficient subjectivity in such valuations to report them in level 3.

Reasonably possible alternative valuations have been determined based on the historic trends in valuations received, and by considering the possible impact of market movements towards the end of the reporting period, which may not be fully reflected in valuations received. Using these reasonably possible alternate assumptions would reduce the fair value of externally managed funds of £0.5 billion by up to £140 million or increase the fair value by up to £70 million.

Other financial instruments
Other than the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data. Using reasonably possible alternate assumptions appropriate to the liability in question, such as credit spreads, derivative inputs and equity correlations, would reduce the fair value of other financial instruments held at fair value of £1.4 billion, mainly debt securities in issue of £0.8 billion, by up to £80 million or increase the fair value by up to £60 million.

Notes on the accounts continued

10  Financial instruments (continued)
Own credit
When valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The fair value of the Group’s derivative financial liabilities reflects the Group’s own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements. No adjustments were made for own credit risk in relation to derivative liabilities in prior periods as it was not a significant factor in the pricing of derivative transactions by market participants. The change in methodology reflects market turbulence in 2008 which led to participants focussing increased attention on counterparty credit quality.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the year.

	Debt securities in issue
	Held-for- trading £m	Designated at fair value through profit and loss £m	Total £m	Derivatives £m	Total £m
At 1 January 2008	123	152	275	—	275
Effect of changes to credit spreads	396	373	769	360	1,129
Benefit of foreign exchange hedges	208	195	403	—	403
New issues	78	97	175	—	175
At 31 December 2008	805	817	1,622	360	1,982

Reclassification of financial instruments

As discussed in accounting policies on page 61, during 2008 the Group reclassified financial assets from the held-for-trading (HFT) and available-for- sale categories (AFS) into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended) and from the held-for-trading category into the available-for-sale category (as permitted by paragraph 50B of IAS 39 as amended).

The turbulence in the financial markets during the second half of 2008 was regarded by management as rare circumstances in the context of paragraph 50B of IAS 39 as amended.

The balance sheet values of these assets, the effect of the reclassification on the income statement for the period from the date of reclassification to 31 December 2008 and the gains and losses relating to these assets recorded in the income statement for the years ended 31 December 2008, 2007 and 2006 were as follows:

	Group
						2008							2007	2006
	2008 – on reclassification			31 December 2008				After reclassification
	Carrying value	Effective interest rate	Expected cash flows	Carrying value	Fair value	Gains/(losses) up to the date of reclassi- fication		Income	Impairment losses	Gains/ (losses) in AFS reserves	Amount that would have been recognised		Gains/(losses) recognised in the income statement in prior periods
	£m	%	£m	£m	£m	£m		£m	£m	£m	£m		£m	£m
Reclassified from HFT to LAR:
Loans:
Leveraged finance	3,602	10.15	6,083	4,304	2,523	(457)		454	—		(1,206)		(155)	—
Corporate loans	5,040	6.19	7,582	5,827	4,940	(76)		198	—		(681)		(50)	3
	8,642		13,665	10,131	7,463	(533)		652	—		(1,887)		(205)	3
Debt securities:
CDO of RMBS	215	4.92	259	236	221	4		5	—		(11)		5	6
RMBS	1,534	6.05	1,815	1,695	1,311	(108)		157	—		(227)		(12)	—
CMBS	1	11.11	4	1	1	1		—	—		—		—	—
CLOs	744	6.65	1,040	827	598	(21)		104	—		(125)		(14)	(2)
Other ABS	1,649	5.24	2,547	1,757	1,382	(61)		116	—		(259)		3	(1)
Other	2,538	2.62	2,764	2,602	2,388	72		3	—		(166)		94	476
	6,681		8,429	7,118	5,901	(113)		385	—		(788)		76	479
Total	15,323		22,094	17,249	13,364	(646)		1,037	—		(2,675)		(129)	482
Reclassified from HFT to AFS:
Debt securities:
CDO of RMBS	3,382	4.65	4,178	3,077	3,077	(438)		1,281	(43)	(441)	798		(119)	—
RMBS	5,205	8.03	8,890	5,171	5,171	(530)		24	—	(162)	(122)		(4)	73
CMBS	32	6.81	85	31	31	(5)		5	—	(3)	2		(4)	—
CLOs	1,207	4.88	1,477	1,063	1,063	(128)		435	—	(267)	168		(34)	1
Other ABS	786	4.47	1,262	761	761	(67)		64	—	(42)	22		(8)	72
Other	210	20.23	610	175	175	7		4	—	(58)	(41)		—	—
	10,822		16,502	10,278	10,278	(1,161)		1,813	(43)	(973)	827		(169)	146
Reclassified from AFS to LAR:
Debt securities	704	1.38	772	1,028	968	(12	)(1)	6	—	—	(37	) (1)	—	—
Total	26,849		39,368	28,555	24,610	(1,819)		2,856	(43)	(973)	(1,885)		(298)	628

Note:
(1)   Gains/(losses) recognised in the available-for-sale reserve.

Notes on the accounts continued

10  Financial instruments (continued)
	Bank
						After
	2008 – on reclassification			31 December 2008		reclassification
						Gains/
		Effective	Expected			(losses)
	Carrying	interest	cash	Carrying	Fair	in AFS
	value	rate	flows	value	value	reserves
2008	£m	%	£m	£m	£m	£m
Reclassified from HFT to LAR:
Loans:
Leveraged finance	3,602	10.15	6,083	4,304	2,523	—
Corporate loans	4,874	6.10	6,960	5,625	4,738	—
	8,476		13,043	9,929	7,261	—
Debt securities:
CDO of RMBS	215	4.92	259	236	221	—
RMBS	1,533	6.05	1,815	1,695	1,311	—
CMBS	1	11.11	4	1	1	—
CLOs	744	6.65	1,040	827	598	—
Other ABS	1,649	5.24	2,547	1,757	1,382	—
Other	2,538	2.62	2,765	2,602	2,387	—
	6,680		8,430	7,118	5,900	—
Total	15,156		21,473	17,047	13,161	—
Reclassified from HFT to AFS:
Debt securities:
CDO of RMBS	3,382	4.65	4,177	3,077	3,077	(441)
RMBS	5,205	8.03	8,890	5,171	5,171	(162)
CMBS	32	6.81	85	31	31	(3)
CLOs	1,207	4.88	1,477	1,063	1,063	(267)
Other ABS	786	4.47	1,262	761	761	(42)
Other	210	20.23	610	175	175	(58)
	10,822		16,501	10,278	10,278	(973)
Reclassified from AFS to LAR:
Debt securities (1)	704	1.38	772	1,028	968	—
Total	26,682		38,746	28,353	24,407	(973)

Note:
(1)   The available-for-sale reserve was £12 million loss to the date of reclassification and would have increased by a further £37 million loss if reclassification had not occurred.

Amounts included in the income statement:		Group
	2008	2007	2006
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	198	721	344
Gains on disposal or settlement of loans and receivables	4	10	21

On the initial recognition of  financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of  the transaction; when market data become observable; or when the transaction matures or is closed out as appropriate. At 31 December 2008, net gains of  £42 million (2007 – £62 million) were carried forward in the balance sheet. During the year net gains of  £25 million (2007 – £57 million) were deferred and £47 million (2007 – £10 million) released to profit or loss.

Fair value of  financial instruments not carried at fair value.

The following table shows the carrying values and the fair values of  financial instruments on the balance sheets carried at amortised cost.

	Group				Bank
	2008	2008	2007	2007	2008	2008	2007	2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	6,806	6,806	5,559	5,559	3,714	3,714	3,333	3,333
Loans and advances to banks
Loans and receivables	18,430	18,441	23,649	23,644	35,628	35,663	31,342	31,343
Loans and advances to customers
Loans and receivables	551,110	507,219	430,837	433,655	266,734	238,345	218,364	218,490
Finance leases	14,453	14,527	12,570	12,376	—	—	—	—
Debt securities
Loans and receivables	11,756	10,479	500	500	48,983	47,706	—	—
Settlement balances	10,871	10,871	5,326	5,326	5,335	5,335	2,046	2,046

Financial liabilities
Deposits by banks	95,044	94,414	79,794	79,614	116,140	115,993	125,707	125,697
Customer accounts	392,605	392,106	379,072	378,793	182,918	182,426	140,049	139,985
Debt securities in issue	163,787	158,707	111,656	111,676	99,057	98,700	61,527	61,530
Settlement balances and short positions	8,785	8,785	6,791	6,791	5,534	5,534	3,110	3,110
Subordinated liabilities	39,243	36,084	27,438	26,206	32,990	30,528	22,387	21,137

Notes:
(1)	Financial assets and financial liabilities for which carrying amount approximates to fair value because they are of short maturity.
(2)	Fair values are estimated by discounting expected future cash flows; using current interest rates and making adjustments for credit.
(3)
The fair value of deposits repayable on demand is equal to their carrying value. The fair value of other deposits by banks and customer accounts is estimated by discounting expected future cash flows at current rates and adjusting, where appropriate, for the Group’s own credit spread. The fair value of many of these instruments approximates to their carrying value because they are of short maturity or reprice frequently.

(4)
The fair value of short-term debt securities in issue is close to their carrying value. The fair value of other debt securities in issue is based on quoted prices; where these are unavailable fair value is estimated using other valuation techniques.

(5)	The fair value of subordinated liabilities in issue is based on quoted prices; where these are unavailable fair value is estimated using other valuation techniques.

Notes on the accounts continued

10  Financial instruments (continued)

Remaining maturity

The following tables show the residual maturity of  financial instruments, based on contract date of  maturity.

	Group
	2008			2007
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	6,804	2	6,806	5,559	—	5,559
Loans and advances to banks	77,874	1,513	79,387	91,951	4,395	96,346
Loans and advances to customers	245,607	373,896	619,503	251,553	299,896	551,449
Debt securities	54,909	122,857	177,766	34,593	129,839	164,432
Equity shares	—	2,691	2,691	—	5,509	5,509
Settlement balances	10,869	2	10,871	5,298	28	5,326
Derivatives	175,147	762,310	937,457	41,432	164,543	205,975

Liabilities
Deposits by banks	176,319	5,663	181,982	143,919	7,589	151,508
Customer accounts	438,114	15,015	453,129	430,297	12,685	442,982
Debt securities in issue	122,495	57,447	179,942	79,552	50,580	130,132
Settlement balances and short positions	18,090	27,867	45,957	30,597	23,252	53,849
Derivatives	166,208	742,897	909,105	45,362	157,710	203,072
Subordinated liabilities	1,859	38,092	39,951	811	26,985	27,796

	Bank
	2008			2007
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	3,714	—	3,714	3,333	—	3,333
Loans and advances to banks	84,230	7,487	91,717	85,920	6,062	91,982
Loans and advances to customers	179,790	147,250	327,040	185,992	143,155	329,147
Debt securities	48,458	111,240	159,698	27,045	80,205	107,250
Equity shares	—	1,020	1,020	—	4,019	4,019
Settlement balances	5,334	1	5,335	2,018	28	2,046
Derivatives	172,539	765,966	938,505	41,750	166,163	207,913

Liabilities
Deposits by banks	194,512	6,754	201,266	190,825	6,143	196,968
Customer accounts	200,767	28,499	229,266	183,887	14,039	197,926
Debt securities in issue	83,500	31,649	115,149	58,420	21,457	79,877
Settlement balances and short positions	13,277	16,084	29,361	26,100	7,577	33,677
Derivatives	163,500	747,674	911,174	45,367	158,867	204,234
Subordinated liabilities	850	32,848	33,698	603	22,142	22,745

Balance sheet

The following tables show the contractual undiscounted cash flows payable up to a period of  20 years including future payments of  interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	83,879	5,938	3,114	1,758	662	34
Customer accounts	368,115	18,634	2,313	2,811	4,105	2,718
Debt securities in issue	110,728	30,213	22,461	3,581	5,600	4,038
Derivatives held for hedging	67	755	1,926	674	597	317
Subordinated liabilities	972	2,659	5,113	5,583	17,213	13,287
Settlement balances and other liabilities	10,407	5	7	4	7	6
	574,168	58,204	34,934	14,411	28,184	20,400
2007
Deposits by banks	71,944	4,739	1,539	2,344	39	48
Customer accounts	367,881	6,043	1,833	1,697	4,732	2,488
Debt securities in issue	73,927	20,638	15,256	7,789	4,884	2,200
Derivatives held for hedging	38	357	531	227	210	97
Subordinated liabilities	402	1,909	4,686	3,305	15,770	9,540
Settlement balances and other liabilities	7,242	5	14	6	12	7
	521,434	33,691	23,859	15,368	25,647	14,380

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	102,525	9,033	2,990	1,840	778	47
Customer accounts	156,050	16,035	1,216	4,353	4,241	2,801
Debt securities in issue	59,229	25,623	18,247	2,299	4,752	2,178
Derivatives held for hedging	24	195	349	154	206	152
Subordinated liabilities	718	1,541	3,210	4,832	16,647	10,819
Settlement balances and other liabilities	6,621	—	—	—	—	—
	325,167	52,427	26,012	13,478	26,624	15,997
2007
Deposits by banks	115,262	6,782	2,170	1,859	901	58
Customer accounts	125,043	4,170	3,978	3,197	4,840	2,673
Debt securities in issue	39,694	17,282	8,155	1,801	2,478	2,123
Derivatives held for hedging	36	143	157	101	110	31
Subordinated liabilities	328	1,172	2,994	2,681	14,536	7,889
Settlement balances and other liabilities	3,093	1	8	4	8	—
	283,456	29,550	17,462	9,643	22,873	12,774

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £1,091.7 billion (2007 – £392.2 billion) and £1,069.6 billion (2007 – £373.0 billion) for the Bank have been excluded from the table in view of their short term nature.

Notes on the accounts continued

11  Past due and impaired financial assets

The following tables show the movement in the provision for impairment losses for loans and advances.

	Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January	639	2,996	600	4,235	3,929	3,886
Currency translation and other adjustments	164	113	176	453	30	(62)
(Disposals)/acquisitions	—	(148)	(30)	(178)	6	—
Amounts written-off	(636)	(1,811)	—	(2,447)	(1,652)	(1,841)
Recoveries of amounts previously written-off	23	188	—	211	245	215
Charged to the income statement	1,790	2,183	582	4,555	1,843	1,873
Unwind of discount	(33)	(141)	—	(174)	(166)	(142)
At 31 December (1)	1,947	3,380	1,328	6,655	4,235	3,929

Note:
(1)   The provision for impairment losses at 31 December 2008 includes £83 million relating to loans and advances to banks (2007 – £2 million; 2006 – £2 million).

	Bank
	Individually	Collectively		Total
	assessed	assessed	Latent	2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January	277	814	182	1,273	1,353	1,219
Currency translation and other adjustments	91	1	—	92	(9)	76
Amounts written-off	(358)	(436)	—	(794)	(553)	(634)
Recoveries of amounts previously written-off	6	51	—	57	76	63
Charged to the income statement	1,212	519	177	1,908	471	692
Unwind of discount	(9)	(52)	—	(61)	(65)	(63)
At 31 December	1,219	897	359	2,475	1,273	1,353

Note:
(1)	The provision for impairment losses at 31 December 2008 includes £81 million relating to loans and advances to banks (2007 and 2006 - nil).

	Group
	2008	2007	2006
	£m	£m	£m
Impairment charged to the income statement
Loans and advances to customers	4,474	1,843	1,873
Loans and advances to banks	81	—	—
	4,555	1,843	1,873
Debt securities	71	20	—
Equity shares	80	2	—
	151	22	—
	4,706	1,865	1,873
	Group
	2008	2007	2006
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	384	390	370
Foreign	229	64	77
	613	454	447
Interest on non-accrual and restructured loans included in net interest income
Domestic	150	165	142
Foreign	24	16	15
	174	181	157

The following tables show analyses of impaired financial assets.

	2008			2007
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Group	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to banks (1)	83	83	—	2	2	—
Loans and advances to customers (2)	13,643	5,244	8,399	6,665	3,633	3,032
Debt securities (1)	33	18	15	1	—	1
Equity shares (1)	164	124	40	54	45	9
	13,923	5,469	8,454	6,722	3,680	3,042

	2008			2007
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Bank	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to banks (1)	81	81	—	—	—	—
Loans and advances to customers (3)	5,622	2,035	3,587	2,088	1,091	997
Debt securities (1)	17	2	15	—	—	—
Equity securities (1)	75	44	31	—	—	—
	5,795	2,162	3,633	2,088	1,091	997

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £6,864 million (2007 – £1,226 million).
(3)	Impairment provisions individually assessed on balances of £3,761 million (2007 – £518 million).

The Group and Bank hold collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group
	2008	2007
	£m	£m
Residential property	41	31
Cash	59	18
Other assets	30	4
	130	53

	Bank
	2008	2007
	£m	£m
Cash	30	15

In general, the Group seeks to dispose of property and other assets obtained by taking possession of collateral that are not readily convertible into cash as rapidly as the market for the individual asset permits.

Notes on the accounts continued

11  Past due and impaired financial assets (continued)

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Group							Bank
				Past due					Past due
	Past due	Past due	Past due	90 days		Past due	Past due	Past due	90 days
	1-29 days	30-59 days	60-89 days	or more	Total	1-29 days	30-59 days	60-89 days	or more	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2008	7,851	2,138	1,139	1,669	12,797	1,201	415	221	645	2,482

2007	6,233	1,613	981	256	9,083	1,703	440	190	168	2,501

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £2,637 million (Bank – £2,141 million) as at 31 December 2008 (2007: Group – £577 million; Bank – £259 million).

12  Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group’s interest rate hedges relate to the management of the Group’s non- trading interest rate risk. The Group manages this risk to Value-at-Risk limits. The risk is assessed using gap reports that show maturity mismatches. To the extent that such mismatches exceed predetermined limits they are closed by executing derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of the Group’s fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward exchange contracts.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. As at 31 December 2008, variable rate financial assets of £24.0 billion for the Group and £21.3 billion for the Bank, and variable rate financial liabilities of £27.4 billion for the Group and £5.7 billion for the Bank were hedged in such cash flow hedge relationships.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. As at 31 December 2008, fixed rate financial assets of £13.9 billion for the Group and £4.8 billion for the Bank, and fixed rate financial liabilities of £26.5 billion for the Group and £20.1 billion for the Bank were hedged by interest rate swaps in fair value hedge relationships.

The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

	Group
	2008				2007
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	2,230	84,165	82,395	1,669	16,486	18,091
Currency swaps	848	41,004	44,241	359	8,231	7,628
Options purchased	656	39,025	—	450	11,943	—
Options written	702	—	37,024	469	—	11,317

Interest rate contracts
Interest rate swaps	36,701	517,731	502,408	20,479	115,928	114,799
Options purchased	5,774	99,924	—	3,886	27,609	—
Options written	3,887	—	97,842	3,424	—	27,553
Futures and forwards	9,049	8,530	7,273	2,805	708	876

Credit derivatives	2,111	131,680	122,198	1,112	21,234	18,537

Equity and commodity contracts	534	15,398	15,724	110	3,836	4,271
		937,457	909,105		205,975	203,072

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation,’ are now shown net. Comparative figures have been restated, reducing derivative assets and liabilities at 31 December 2007 by £43,930 million for the Group and the Bank.

Included in the above are derivatives held for hedging purposes as follows:

	Group
	2008		2007
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedging:
Interest rate swaps	2,047	1,290	546	379

Cash flow hedging:
Exchange rate contracts	—	77	4	24
Interest rate swaps	2,168	2,178	369	777
Commodity contracts	39	14	—	—

Net investment hedging:
Exchange rate contracts	—	—	—	90

Amounts above include:
Due from/to holding company	361	1,168	179	173
Due from/to fellow subsidiaries	56,063	53,222	2,771	2,740

Notes on the accounts continued

12  Derivatives (continued)

Hedge ineffectiveness recognised in other operating income comprised:

	Group
	2008	2007	2006
	£m	£m	£m
Fair value hedging:
Gains on the hedged items attributable to the hedged risk	(949)	66	219
Losses on the hedging instruments	905	(72)	(215)
Fair value ineffectiveness	(44)	(6)	4
Cash flow hedging ineffectiveness	(16)	9	4
	(60)	3	8

The following tables show for interest rate swaps in cash flow hedges for the Group, when the hedged cash flows are expected to occur and when they will affect profit or loss.

	2008
Hedged forecast cash flows	0-1	1-2	2-3	3-4	4-5	5-10	10-20	Over 20
	years	years	years	years	years	years	years	years	Total
expected to occur	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forecast receivable cash flows	648	641	568	459	329	869	240	41	3,795
Forecast payable cash flows	(417)	(357)	(273)	(232)	(197)	(527)	(307)	(47)	(2,357)

	2008
Hedged forecast cash flows	0-1	1-2	2-3	3-4	4-5	5-10	10-20	Over 20
	years	years	years	years	years	years	years	years	Total
affect profit or loss	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forecast receivable cash flows	649	639	561	453	327	835	237	36	3,737
Forecast payable cash flows	(413)	(355)	(268)	(229)	(192)	(513)	(305)	(47)	(2,322)

	Bank
	2008			2007
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	2,260	85,353	83,417	1,683	16,877	18,061
Currency swaps	863	41,783	48,100	363	8,896	7,927
Options purchased	659	39,133	—	452	12,022	—
Options written	706	—	37,134	471	—	11,400

Interest rate contracts
Interest rate swaps	36,786	522,729	504,692	20,544	116,633	115,141
Options purchased	5,750	99,648	—	3,816	27,549	—
Options written	3,873	—	97,812	3,364	—	27,545
Futures and forwards	8,991	8,524	7,270	2,781	707	876

Credit derivatives	2,358	132,531	123,555	1,124	21,539	18,998

Equity and commodity contracts	374	8,804	9,194	109	3,690	4,286
		938,505	911,174		207,913	204,234

Included in the above are derivatives held for hedging purposes as follows:

	Bank
	2008		2007
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedging:
Interest rate swaps	1,850	411	372	241

Cash flow hedging:
Exchange rate contracts	—	77	4	24
Interest rate swaps	1,907	498	271	236
Commodity contracts	39	—	—	—

Amounts above include:
Due from/to holding company	361	1,168	179	173
Due from/to fellow subsidiaries	56,054	52,954	2,771	2,740
Due from/to subsidiaries	12,445	11,141	4,059	2,443

The following tables show for interest rate swaps in cash flow hedges for the Bank, when the hedged cash flows are expected to occur and when they will affect profit or loss.

	2008
Hedged forecast cash flows	0-1	1-2	2-3	3-4	4-5	5-10	10-20	Over 20
	years	years	years	years	years	years	years	years	Total
expected to occur	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forecast receivable cash flows	594	587	521	418	300	771	177	41	3,409
Forecast payable cash flows	(137)	(107)	(66)	(54)	(49)	(182)	(175)	(47)	(817)

	2008
Hedged forecast cash flows	0-1	1-2	2-3	3-4	4-5	5-10	10-20	Over 20
	years	years	years	years	years	years	years	years	Total
affect profit or loss	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forecast receivable cash flows	595	585	514	412	298	737	174	36	3,351
Forecast payable cash flows	(135)	(107)	(64)	(54)	(49)	(180)	(175)	(47)	(811)

Notes on the accounts continued

13  Debt securities

	Group
					Mortgage
	UK central	US central	Other central	Bank and	and other
	and local	and local	and local	building	asset backed
	government	government	government	society	securities(1)	Corporate	Other(2)	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	5,363	9,842	33,223	1,590	35,771	15,275	709	101,773
Designated as at fair value through profit or loss	1,994	510	—	—	1	88	6	2,599
Available-for-sale	10,915	1,008	2,796	8,625	36,052	2,218	24	61,638
Loans and receivables	—	—	—	102	7,915	3,738	1	11,756
	18,272	11,360	36,019	10,317	79,739	21,319	740	177,766

Available-for-sale
Gross unrealised gains	16	30	25	13	308	1	1	394
Gross unrealised losses	—	(5)	(95)	(86)	(2,763)	(136)	(1)	(3,086)

2007
Held-for-trading	8,952	14,405	36,410	1,016	50,606	25,026	370	136,785
Designated as at fair value through profit or loss	1,881	397	6	123	203	140	104	2,854
Available-for-sale	605	562	1,545	5,816	13,609	1,415	741	24,293
Loans and receivables	—	—	—	—	500	—	—	500
	11,438	15,364	37,961	6,955	64,918	26,581	1,215	164,432

Available-for-sale
Gross unrealised gains	23	13	7	4	14	8	1	70
Gross unrealised losses	—	(35)	(2)	(29)	(125)	(5)	—	(196)

Notes:
(1)	Includes securities issued by US federal agencies and government sponsored entities.
(2)	Includes non asset-backed securities issued by US federal agencies and government sponsored entities.
(3)
During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see page 91).

Gross gains of  £64 million (2007 – £56 million) and gross losses of  £72 million (2007 – £5 million) were realised by the Group on the sale of  available- for-sale securities.

	Bank
					Mortgage
	UK central	US central	Other central	Bank and	and other
	and local	and local	and local	building	asset backed
	government	government	government	society	securities(1)	Corporate	Other(2)	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	5,363	1,960	29,693	1,595	15,433	13,200	667	67,911
Designated as at fair value through profit or loss	—	296	—	—	—	610	—	906
Available-for-sale	10,915	—	1,452	7,912	18,506	3,113	—	41,898
Loans and receivables	—	—	—	290	44,954	3,738	1	48,983
	16,278	2,256	31,145	9,797	78,893	20,661	668	159,698

Available-for-sale
Gross unrealised gains	16	—	1	12	16	1	—	46
Gross unrealised losses	—	—	(95)	(62)	(2,173)	(204)	—	(2,534)

2007
Held-for-trading	8,952	3,306	28,598	1,016	30,329	24,320	934	97,455
Designated as at fair value through profit or loss	—	241	—	—	202	553	—	996
Available-for-sale	605	3	606	4,740	682	2,016	147	8,799
	9,557	3,550	29,204	5,756	31,213	26,889	1,081	107,250

Available-for-sale
Gross unrealised gains	23	—	7	4	7	22	—	63
Gross unrealised losses	—	—	—	(3)	(1)	(3)	—	(7)

Notes:
(1)	Includes securities issued by US federal agencies and government sponsored entities.
(2)	Includes non asset-backed securities issued by US federal agencies and government sponsored entities.
(3)
During 2008 the Bank reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see page 92).

Impairment losses on available-for-sale debt securities are recognised when there is objective evidence of  impairment. The Group reviews its portfolios of  available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of  the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial  reorganisation. However, the disappearance of  an active market because an entity’s financial instruments are no longer publicly traded is not evidence of  impairment. Furthermore, a downgrade of  an entity’s credit rating is not, of  itself, evidence of  impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of  a financial asset below its cost or amortised cost is not necessarily evidence of  impairment. Determining whether objective evidence of  impairment exists requires the exercise of  management judgment. The unrecognised losses on the Group’s available-for-sale debt securities are concentrated in its portfolios of  mortgage-backed securities. The losses reflect the widening of  credit spreads as a result of  the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe. The underlying securities remain unimpaired.

14  Equity shares

	Group
	2008			2007
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	438	139	577	3,617	169	3,786
Designated as at fair value through profit or loss	24	251	275	32	124	156
Available-for-sale	57	1,782	1,839	76	1,491	1,567
	519	2,172	2,691	3,725	1,784	5,509

Available-for-sale
Gross unrealised gains	4	142	146	27	108	135
Gross unrealised losses	(95)	(59)	(154)	(3)	(7)	(10)
	(91)	83	(8)	24	101	125

Gross gains of  £188 million (2007 – £445 million) and gross losses of £6 million (2007 – £0.2 million) were realised by the Group on the sale of  available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £50 million (2007 – £70 million; 2006 – £67 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include the Group’s investments in the Federal Home Loan Bank and Federal Reserve Bank that are redeemable at cost of  £0.9 billion (2007 – £0.5 billion), together with a number of individually small shareholdings. Disposals in the year generated no gains or losses (2007 – £0.5 million gain; 2006 – £56 million gain).

	Bank
	2008			2007
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	431	32	463	3,605	29	3,634
Designated as at fair value through profit or loss	—	28	28	—	10	10
Available-for-sale	17	512	529	5	370	375
	448	572	1,020	3,610	409	4,019

Available-for-sale
Gross unrealised gains	1	45	46	4	53	57
Gross unrealised losses	(46)	(19)	(65)	—	—	—
	(45)	26	(19)	4	53	57

Disposals in the year of unquoted equity instruments classified as available-for-sale financial assets generated no gains or losses (2007 – £0.1 million loss; 2006 – £21 million gain).

Notes on the accounts continued

15  Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2008	2007
	£m	£m
At 1 January	22,210	21,918
Currency translation and other adjustments	898	23
Additions	3,943	137
Additional investments in Group undertakings	212	424
Repayment of investments	(349)	(281)
Increase in provisions	(100)	(11)
At 31 December	26,814	22,210

The principal subsidiary undertakings of  the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted with the exception of certain preference shares issued by National Westminster Bank Plc. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of  these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of  31 December.

Country of incorporation
	Nature of	and principal area
	business	of operation
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co (2)	Private Banking	Great Britain
Greenwich Capital Markets Inc (3)	Broker dealer	US
Ulster Bank Limited (3, 4)	Banking	Northern Ireland

Notes:
(1)	The Bank does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3)	Shares are not directly held by the Bank.
(4)	Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Registrar of Companies for Scotland.

16  Intangible assets

	Group
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2008	£m	£m	£m	£m	£m
Cost:
At 1 January 2008	16,783	275	278	2,883	20,219
Currency translation and other adjustments	2,689	130	80	9	2,908
Acquisition of subsidiaries	211	—	—	—	211
Additions	—	—	23	340	363
Disposal of subsidiaries	(47)	—	—	—	(47)
Disposals and write-off of fully amortised assets	—	(4)	(1)	(16)	(21)
At 31 December 2008	19,636	401	380	3,216	23,633

Accumulated amortisation and impairment:
At 1 January 2008	—	176	131	2,151	2,458
Currency translation and other adjustments	—	81	54	1	136
Disposals and write-off of fully amortised assets	—	(3)	(1)	(14)	(18)
Charge for the year	—	55	45	241	341
Write down of goodwill and other intangible assets	7,804	—	21	300	8,125
At 31 December 2008	7,804	309	250	2,679	11,042
Net book value at 31 December 2008	11,832	92	130	537	12,591

2007
Cost:
At 1 January 2007	16,834	265	275	2,518	19,892
Currency translation and other adjustments	(77)	(2)	—	4	(75)
Acquisitions of subsidiaries	66	12	—	—	78
Additions	—	—	6	445	451
Goodwill written off	(40)	—	—	—	(40)
Disposals and write-off of fully amortised assets	—	—	(3)	(84)	(87)
At 31 December 2007	16,783	275	278	2,883	20,219

Accumulated amortisation:
At 1 January 2007	—	127	97	1,897	2,121
Currency translation and other adjustments	—	—	—	1	1
Disposals and write-off of fully amortised assets	—	—	(1)	(80)	(81)
Charge for the year	—	49	35	333	417
At 31 December 2007	—	176	131	2,151	2,458
Net book value at 31 December 2007	16,783	99	147	732	17,761

Notes on the accounts continued

16  Intangible assets (continued)

	Bank
		Internally
		generated
	Goodwill	software	Total
2008	£m	£m	£m
Cost:
At 1 January 2008	11	844	855
Currency translations and other adjustments	3	2	5
Acquisitions of subsidiaries	9	—	9
Additions	—	179	179
Disposals and write-off of fully amortised assets	—	(14)	(14)
At 31 December 2008	23	1,011	1,034

Accumulated amortisation and impairment:
At 1 January 2008	—	560	560
Disposals and write-off of fully amortised assets	—	(12)	(12)
Charge for the year	—	142	142
Write-down of goodwill and other intangible assets	12	196	208
At 31 December 2008	12	886	898

Net book value at 31 December 2008	11	125	136

2007
Cost:
At 1 January 2007	10	617	627
Currency translations and other adjustments	1	—	1
Additions	—	307	307
Disposals and write-off of fully amortised assets	—	(80)	(80)
At 31 December 2007	11	844	855

Accumulated amortisation:
At 1 January 2007	—	455	455
Disposals and write-off of fully amortised assets	—	(79)	(79)
Charge for the year	—	184	184
At 31 December 2007	—	560	560

Net book value at 31 December 2007	11	284	295

Impairment review

The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. In light of  the unprecedented market conditions the review has been updated to reflect the latest position as at 31 December 2008.

Following the reorganisation of  the Group reporting structure, NatWest and Citizens goodwill was reallocated to the appropriate CGUs.

The CGUs where the goodwill arising is significant, principally on the acquisition of  NatWest and Charter One are as follows:

		Goodwill
	Recoverable	prior to		Goodwill at
	amount	write down	Write down	31 December
2008	based on	£m	£m	£m
Global Banking & Markets	Value in use	2,225	(2,225)	—
Global Transaction Services	Value in use	1,919	—	1,919
UK Retail & Commercial Banking	Value in use	6,009	—	6,009
US Retail & Commercial Banking	Value in use	7,405	(4,382)	3,023
Europe & Middle East Retail & Commercial Banking	Value in use	1,036	(1,036)	—
Asia Retail & Commercial Banking	Value in use	180	(70)	110

	Recoverable	Goodwill at
	amount	30 September
2007	based on	£m
Global Banking & Markets	Fair value less cost to sell	2,346
UK Corporate Banking	Fair value less cost to sell	1,630
Retail	Fair value less cost to sell	4,278
Wealth Management	Fair value less cost to sell	1,100
Citizens – Retail Banking	Value in use	2,067
Citizens – Retail and Commercial Banking	Value in use	2,274
Citizens – Consumer Financial Services	Value in use	1,701

In 2007, the recoverable amounts for all CGUs, except Citizens, were based on fair value less costs to sell. Fair value was based upon a price- earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information, were applied to each CGU. The multiples used were in the range 9.5 – 13.0 times earnings after charging manufacturing costs. The goodwill allocated to Global Banking & Markets, UK Corporate Banking, Retail and Wealth Management principally arose from the acquisition of NatWest in 2000. The recoverable amount of these cash generating units exceeded their carrying value by over £15 billion. The multiples or earnings would have to be less than one third of those used to cause the value in use of the units to equal their carrying value.

In light of the unprecedented market turmoil, fair value was increasingly hard to appraise and consequently the Group has generally adopted value in use tests for CGUs in 2008, based upon management’s latest five year forecasts. The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

Goodwill in respect of Global Banking & Markets principally arose from the acquisition of Natwest in 2000. The failure of a number of banks and severe weakness in the global economy during the second half of 2008 resulted in a fundamental reappraisal of business forecasts, leading to the conclusion that the Global Banking & Markets business at 31 December 2008 could support no goodwill. In addition, impairments were recognised in respect of capitalised software of £0.3 billion. The value in use was based on a 3% terminal growth rate and pre-tax discount rate of 19.5%. The result was insensitive to reasonably possible changes in key assumptions.

The recoverable amount of the Global Transaction Services business based on a 3% terminal growth rate and 15.7% pre tax risk discount rate exceeded its carrying value by more than 100% and was insensitive to a reasonably possible change in key assumptions. The goodwill arises principally from the cash management and corporate money transmission businesses previously in Citizens and Regional businesses.

UK Retail & Commercial Banking was formed at the beginning of 2008 when the Group brought together the businesses that use its UK branch network. It primarily comprised the UK Retail and Corporate banks but excluded their transaction services business. The recoverable amount was equal to the carrying amount including goodwill arising from the NatWest acquisition. This is based on a 4% terminal growth rate and 15.9% pre tax risk discount rate. A 1% change in discount rate or the terminal growth rate would change the recoverable amount by over £2 billion and £1 billion respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by approximately £1 billion.

The goodwill in Europe & Middle East Retail & Commercial Banking arose from the Group’s interests in Ulster Bank Group principally arising out of the acquisitions of NatWest and First Active. The Irish economy stalled in 2008, with the Government providing rescue packages to local banks, and forecasts within the Eurozone economies have reduced accordingly. The impairment review, based on a 3% terminal growth rate and 14.1% pre-tax risk discount rate, showed all goodwill associated with the business was impaired. The result was insensitive to reasonably possible changes in key assumptions.

The Asia Retail & Commercial Banking business comprises much of the Group’s Wealth management business and retail operations in Asia. The outlook in the Asian economies has deteriorated and falling investment values have reduced the yield from managed portfolios. The allocated goodwill principally arising on the acquisition of Natwest was impaired by £70 million based on a 5% terminal growth rate and 14% pre-tax risk discount rate. A 1% change in the discount rate or similar change in the terminal growth rate would change the recoverable amount by approximately £200 million and £100 million respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by approximately £50 million.

Further developments in the Group’s US businesses have led to the separation of the transaction services business, with the retail and commercial business being managed as a single unit. The 2007 impairment review indicated the recoverable amount of Citizens exceeded its carrying value by over £2.5 billion ($5 billion) using a terminal growth rate of 5% and a pre tax discount rate of 16.5%. In 2008, rates of 5% and 18% were used respectively and the recoverable amount indicated an impairment of £4.4 billion ($6.4 billion). A 1% change in discount rate or the terminal growth rate would change the recoverable amount and hence goodwill impairment by over £1 billion ($2 billion) and £0.7 billion ($1 billion) respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by approximately £0.5 billion ($0.8 billion).

Notes on the accounts continued

17 Property, plant and equipment
				Group
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2008	£m	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2008	3,431	2,225	214	1,445	3,387	6,385	17,087
Currency translation and other adjustments	320	162	5	131	414	1,183	2,215
Acquisition of subsidiaries	—	—	—	30	31	—	61
Disposal of subsidiaries	—	—	—	(2)	(52)	—	(54)
Reclassifications	—	(196)	—	197	(1)	—	—
Additions	417	458	22	26	663	3,448	5,034
Expenditure on investment properties	8	—	—	—	—	—	8
Change in fair value of investment properties	(86)	—	—	—	—	—	(86)
Transfers to disposal groups	—	(15)	(18)	—	—	(27)	(60)
Disposals and write-off of fully depreciated assets	(222)	(21)	—	(56)	(599)	(2,007)	(2,905)
At 31 December 2008	3,868	2,613	223	1,771	3,843	8,982	21,300
Accumulated impairment, depreciation and amortisation:
At 1 January 2008	—	376	74	438	1,888	1,286	4,062
Transfers to disposal groups	—	—	—	—	—	(1)	(1)
Currency translation and other adjustments	—	10	1	49	203	176	439
Disposal of subsidiaries	—	—	—	(1)	(35)	—	(36)
Reclassifications	—	(1)	(2)	1	2	—	—
Write down of property, plant and equipment	—	19	—	—	—	—	19
Disposals and write-off of fully depreciated assets	—	(1)	—	(12)	(531)	(488)	(1,032)
Charge for the year	—	63	6	108	455	589	1,221
At 31 December 2008	—	466	79	583	1,982	1,562	4,672
Net book value at 31 December 2008	3,868	2,147	144	1,188	1,861	7,420	16,628

2007
Cost or valuation:
At 1 January 2007	4,884	2,420	276	1,254	2,959	7,151	18,944
Currency translation and other adjustments	96	5	1	3	5	(63)	47
Acquisition of subsidiaries	—	14	6	—	1	—	21
Reclassifications	3	(4)	(2)	1	2	—	—
Additions	449	276	35	231	569	2,328	3,888
Expenditure on investment properties	41	—	—	—	—	—	41
Change in fair value of investment properties	288	—	—	—	—	—	288
Transfers to disposal groups	—	(4)	(13)	—	—	(422)	(439)
Disposals and write-off of fully depreciated assets	(2,330)	(482)	(89)	(44)	(149)	(2,609)	(5,703)
At 31 December 2007	3,431	2,225	214	1,445	3,387	6,385	17,087
Accumulated depreciation and amortisation:
At 1 January 2007	—	435	95	374	1,630	1,360	3,894
Currency translation and other adjustments	—	1	—	1	5	(4)	3
Acquisition of subsidiaries	—	—	2	—	—	—	2
Transfers to disposal groups	—	—	—	—	—	(52)	(52)
Disposals and write-off of fully depreciated assets	—	(124)	(30)	(25)	(109)	(518)	(806)
Charge for the year	—	64	7	88	362	500	1,021
At 31 December 2007	—	376	74	438	1,888	1,286	4,062
Net book value at 31 December 2007	3,431	1,849	140	1,007	1,499	5,099	13,025

2008	2007
£m	£m
Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties and operating lease assets)	97	108
Contractual obligations to purchase, construct or develop investment
properties or to repair, maintain or enhance investment property	7	9

Investment properties are valued to reflect fair value, that is, the market value of  the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of  the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by management with the support of  qualified surveyors who are members of  the Royal Institution of  Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2008 for a significant majority of  the Group’s investment properties was undertaken by external valuers.

The fair value of  investment properties includes £172 million (2007 – £234 million) of  appreciation since purchase.

Rental income from investment properties was £237 million (2007 – £291 million; 2006 – £270 million). Direct operating expenses of  investment properties were £2 million (2007 – £49 million; 2006 – £54 million).

Property, plant and equipment, excluding investment properties, include £1,132 million (2007 – £382 million) assets in the course of  construction.

Freehold and long leasehold properties with a net book value of  nil (2007 – £374 million; 2006 – £161 million) were sold subject to operating leases.

			Bank
		Long	Short	Computers	Operating
	Freehold	leasehold	leasehold	and other	lease
	premises	premises	premises	equipment	assets	Total
2008	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2008	860	52	628	2,083	126	3,749
Currency translation and other adjustments	2	—	17	19	—	38
Additions	207	1	28	406	7	649
Transfer from fellow subsidiary	—	—	8	6	—	14
Disposals and write-off of fully depreciated assets	(4)	—	(48)	(523)	(23)	(598)
At 31 December 2008	1,065	53	633	1,991	110	3,852
Accumulated impairment, depreciation and amortisation:
At 1 January 2008	122	22	167	1,221	101	1,633
Currency translation and other adjustments	—	—	5	7	—	12
Transfer from fellow subsidiary	—	—	1	2	—	3
Write down of property, plant and equipment	7	—	—	—	—	7
Disposals and write-off of fully depreciated assets	—	—	(7)	(482)	(23)	(512)
Charge for the year	30	2	37	260	12	341
At 31 December 2008	159	24	203	1,008	90	1,484
Net book value at 31 December 2008	906	29	430	983	20	2,368

2007
Cost or valuation:
At 1 January 2007	1,017	55	509	1,786	124	3,491
Currency translation and other adjustments	—	—	—	2	—	2
Additions	15	8	140	369	7	539
Disposals and write-off of fully depreciated assets	(172)	(11)	(21)	(74)	(5)	(283)
At 31 December 2007	860	52	628	2,083	126	3,749
Accumulated depreciation and amortisation:
At 1 January 2007	164	23	144	1,044	94	1,469
Disposals and write-off of fully depreciated assets	(72)	(3)	(10)	(46)	(6)	(137)
Charge for the year	30	2	33	223	13	301
At 31 December 2007	122	22	167	1,221	101	1,633
Net book value at 31 December 2007	738	30	461	862	25	2,116

	2008	2007
	£m	£m
Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties and operating lease assets)	39	22

Notes on the accounts continued

18 Prepayments, accrued income and other assets
	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Prepayments	768	730	301	270
Accrued income	1,189	962	858	685
Deferred expenses	289	47	252	30
Pension schemes in net surplus	4	566	4	—
Other assets	9,147	3,811	4,515	695
	11,397	6,116	5,930	1,680

19 Settlement balances and short positions
	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Settlement balances (amortised cost)	8,785	6,791	5,534	3,110
Short positions (held-for-trading):
Debt securities – Government	31,899	41,048	19,930	26,685
– Other issues	4,521	5,561	3,145	3,433
Equity shares	752	449	752	449
	45,957	53,849	29,361	33,677

20 Accruals, deferred income and other liabilities
	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Notes in circulation	1,619	1,545	1,087	1,080
Current taxation	201	1,017	47	159
Accruals	5,870	4,155	3,826	2,807
Deferred income	1,564	601	1,143	143
Other liabilities (1)	7,431	4,849	3,515	1,594
	16,685	12,167	9,618	5,783

Note:
(1)  Other liabilities include £1 million (2007 – £9 million) in respect of  share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:

	Group	Bank
	£m	£m
At 1 January 2008	143	76
Currency translation and other movements	3	2
Charge to income statement	99	36
Releases to income statement	(41)	(19)
Provisions utilised	(24)	(14)
At 31 December 2008	180	81

Note:
(1)   Comprises property provisions and other provisions arising in the normal course of  business.

21 Deferred taxation
Provision for deferred taxation has been made as follows:
	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Deferred tax liability	2,483	2,063	—	—
Deferred tax asset	(2,833)	(240)	(1,323)	(319)
Net deferred tax	(350)	1,823	(1,323)	(319)

						Group
						Fair	Available-
		Accelerated				value of	for-sale			Losses
		capital		Deferred	IAS	financial	financial	Cash flow		carried
	Pension	allowances	Provisions	gains	transition	instruments	assets	Intangibles	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2007	(624)	3,224	(278)	266	(664)	(143)	—	210	(94)	—	(135)	1,762
Charge/(credit)
to income statement	33	(130)	(29)	(141)	45	65	—	16	(57)	—	(49)	(247)
Charge/(credit)
to equity directly	661	—	—	(17)	—	30	—	—	(108)	—	57	623
Acquisitions/(disposals)
of subsidiaries	—	(284)	—	(3)	—	—	—	—	—	—	—	(287)
Other	(4)	(12)	2	—	4	1	—	(4)	—	—	(15)	(28)
At 1 January 2008	66	2,798	(305)	105	(615)	(47)	—	222	(259)	—	(142)	1,823
Charge/(credit) to income statement	66	16	(372)	21	203	(125)	(24)	(291)	260	(805)	191	(860)
(Credit)/charge to equity directly	(464)	—	—	(6)	—	3	7	—	(78)	(709)	6	(1,241)
Acquisitions/(disposals)
of subsidiaries	—	—	—	—	5	2	(2)	—	—	—	(11)	(6)
Other	(20)	267	(203)	7	(2)	(2)	(27)	90	(102)	(39)	(35)	(66)
At 31 December 2008	(352)	3,081	(880)	127	(409)	(169)	(46)	21	(179)	(1,553)	9	(350)

						Bank
						Fair	Available-
		Accelerated				value of	for-sale			Losses
		capital		Deferred	IAS	financial	financial	Cash flow		carried
	Pension	allowances	Provisions	gains	transition	instruments	assets	Intangibles	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2007	(67)	48	(117)	56	(257)	(1)	—	—	(136)	—	(75)	(549)
Charge/(credit)
to income statement	57	20	36	(26)	42	—	—	—	—	—	8	137
Charge to equity directly	—	—	—	—	—	—	—	—	36	—	57	93
At 1 January 2008	(10)	68	(81)	30	(215)	(1)	—	—	(100)	—	(10)	(319)
Charge/(credit) to income statement	4	(17)	33	1	34	—	—	—	1	(699)	1	(642)
Charge/(credit) to equity directly	(3)	—	—	—	—	—	(3)	—	344	(709)	6	(365)
Other	—	—	—	—	—	1	(1)	—	2	—	1	3
At 31 December 2008	(9)	51	(48)	31	(181)	—	(4)	—	247	(1,408)	(2)	(1,323)

Notes:
(1)
Deferred tax assets are recognised, as set out above, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Business projections prepared for impairment reviews indicate it is probable that sufficient future taxable income will be available against which to offset these recognised tax assets within 8 years. UK losses do not expire. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of £29 million (2007 – £34 million) have not been recognised in respect of tax losses carried forward of £108 million (2007 – £110 million). These losses have no expiry date.

(2)
Deferred tax liabilities of £844 million (2007 – £972 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

Notes on the accounts continued

22 Subordinated liabilities
	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Dated loan capital	20,594	14,605	17,135	11,892
Undated loan capital	15,208	10,240	12,774	8,206
Preference shares	4,149	2,951	3,789	2,647
	39,951	27,796	33,698	22,745

Certain preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of  the Companies Act 1985.

The following tables analyse the remaining maturity of  subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

				Group
2008 – final redemption	2009	2010	2011-2013	2014-2018	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m
Sterling	186	—	167	736	370	7,911	9,370
US dollar	1,268	342	1,125	5,362	86	7,237	15,420
Euro	379	590	1,991	4,891	1,454	3,271	12,576
Other	26	—	—	1,882	—	677	2,585
	1,859	932	3,283	12,871	1,910	19,096	39,951

				Group
2008 – call date	Currently	2009	2010	2011–2013	2014–2018	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	186	737	1,030	3,507	3,740	170	9,370
US dollar	1,833	3,207	1,537	5,668	1,597	1,578	—	15,420
Euro	—	857	877	4,246	6,098	447	51	12,576
Other	—	497	405	553	914	216	—	2,585
	1,833	4,747	3,556	11,497	12,116	5,981	221	39,951

				Group
2007 – final redemption	2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m
Sterling	186	—	—	771	389	5,942	7,288
US dollar	183	747	620	4,003	233	3,987	9,773
Euro	417	220	815	3,731	937	2,567	8,687
Other	25	—	—	1,560	—	463	2,048
	811	967	1,435	10,065	1,559	12,959	27,796

				Group
2007 – call date	Currently	2008	2009	2010–2012	2013–2017	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	186	—	1,463	1,822	3,652	165	7,288
US dollar	1,348	543	1,795	3,235	1,681	1,171	—	9,773
Euro	—	1,265	591	2,495	4,075	222	39	8,687
Other	—	25	431	837	652	103	—	2,048
	1,348	2,019	2,817	8,030	8,230	5,148	204	27,796

				Bank
2008 – final redemption	2009	2010	2011-2013	2014-2018	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m
Sterling	132	—	167	298	—	6,935	7,532
US dollar	371	—	840	5,362	86	5,999	12,658
Euro	326	—	1,515	4,891	1,454	2,742	10,928
Other	21	—	—	1,882	—	677	2,580
	850	—	2,522	12,433	1,540	16,353	33,698

				Bank
2008 – call date	Currently	2009	2010	2011-2013	2014-2018	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m
Sterling	—	132	397	964	3,135	2,904	7,532
US dollar	582	2,323	1,195	5,383	1,597	1,578	12,658
Euro	—	326	287	3,770	6,098	447	10,928
Other	—	492	405	553	914	216	2,580
	582	3,273	2,284	10,670	11,744	5,145	33,698

				Bank
2007 – final redemption	2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m
Sterling	132	—	—	429	—	4,973	5,534
US dollar	75	199	159	4,004	233	3,077	7,747
Euro	376	220	—	3,731	937	2,157	7,421
Other	20	—	—	1,560	—	463	2,043
	603	419	159	9,724	1,170	10,670	22,745

				Bank
2007 – call date	Currently	2008	2009	2010-2012	2013-2017	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m
Sterling	—	132	—	1,129	1,415	2,858	5,534
US dollar	425	449	1,247	2,774	1,681	1,171	7,747
Euro	—	1,224	220	1,680	4,075	222	7,421
Other	—	20	431	837	652	103	2,043
	425	1,825	1,898	6,420	7,823	4,354	22,745

Notes on the accounts continued

22  Subordinated liabilities (continued)
	2008	2007
Dated loan capital	£m	£m
The Bank
€255 million 5.25% subordinated notes 2008 (redeemed July 2008)	—	192
€300 million 4.875% subordinated notes 2009	298	228
€1,000 million floating rate subordinated notes 2013 (redeemed October 2008)	—	744
US$50 million floating rate subordinated notes 2013	36	26
€1,000 million 6.0% subordinated notes 2013	1,083	790
€500 million 6.0% subordinated notes 2013	487	374
£150 million 10.5% subordinated bonds 2013(2)	180	169
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)	862	630
AUD590 million 6.0% subordinated notes 2014 (callable October 2009)	281	254
AUD410 million floating rate subordinated notes 2014 (callable October 2009)	195	182
CAD700 million 4.25% subordinated notes 2015 (callable March 2010)	409	358
£250 million 9.625% subordinated bonds 2015	311	286
US$750 million floating rate subordinated notes 2015 (callable September 2010)	513	374
€750 million floating rate subordinated notes 2015	783	564
CHF400 million 2.375% subordinated notes 2015	257	166
CHF100 million 2.375% subordinated notes 2015	72	41
CHF200 million 2.375% subordinated notes 2015	125	86
US$500 million floating rate subordinated notes 2016 (callable October 2011)	346	252
US$1,500 million floating rate subordinated notes 2016 (callable April 2011)	1,038	757
€500 million 4.5% subordinated notes 2016 (callable January 2011)	511	379
CHF200 million 2.75% subordinated notes 2017 (callable December 2012)	129	89
€100 million floating rate subordinated notes 2017	97	73
€500 million floating rate subordinated notes 2017 (callable June 2012)	482	371
€750 million 4.35% subordinated notes 2017 (callable October 2017)	770	548
AUD450 million 6.5% subordinated notes 2017 (callable February 2012)	217	202
AUD450 million floating rate subordinated notes 2017 (callable February 2012)	214	199
US$1,500 million floating rate subordinated callable step-up notes 2017 (callable August 2012)	1,029	752
€2,000 million 6.93% subordinated notes 2018 (issued April 2008)	2,136	—
US$125.6 million floating rate subordinated notes 2020	87	64
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	1,019	724
€300 million CMS linked floating rate subordinated notes 2022	303	228
€144 million floating rate subordinated notes 2022 (issued June 2008)	152	—

Due to the holding company
US$400 million 6.4% subordinated notes 2009 (1)	278	202
US$300 million 6.375% subordinated notes 2011 (1)	231	163
US$750 million 5% subordinated notes 2013 (1)	581	384
US$750 million 5% subordinated notes 2014 (1)	617	386
US$250 million 5% subordinated notes 2014 (1)	168	123
US$675 million 5.05% subordinated notes 2015 (1)	551	358
US$350 million 4.7% subordinated notes 2018 (1)	287	174
	17,135	11,892
National Westminster Bank Plc
US$1,000 million 7.375% subordinated notes 2009	697	507
€600 million 6.0% subordinated notes 2010	623	474
€500 million 5.125% subordinated notes 2011	488	376
£300 million 7.875% subordinated notes 2015	379	349
£300 million 6.5% subordinated notes 2021	376	330

Charter One Financial, Inc.
US$400 million 6.375% subordinated notes 2012	287	212

Greenwich Capital Holdings, Inc.
US$100 million 5.575% senior subordinated revolving credit 2009	69	50
US$170 million subordinated loan capital floating rate notes 2009	116	85
US$500 million subordinated loan capital floating rate notes 2010 (callable on any interest payment date)	342	249

First Active plc
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	66	65

Other minority interest subordinated issues	16	16
	20,594	14,605

Notes:
(1)	On-lent to The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	Unconditionally guaranteed by The Royal Bank of Scotland Group plc.
(3)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

	2008	2007
Undated loan capital	£m	£m
The Bank
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144
£175 million 7.375% undated subordinated notes (callable August 2010)	190	183
€152 million 5.875% undated subordinated notes (redeemed October 2008)	—	114
£350 million 6.25% undated subordinated notes (callable December 2012)	380	354
£500 million 6.0% undated subordinated notes (callable September 2014)	565	517
€500 million 5.125% undated subordinated notes (callable July 2014)	516	371
€1,000 million floating rate subordinated notes (callable July 2014)	966	742
£500 million 5.125% undated subordinated notes (callable March 2016)	556	499
£200 million 5.625% undated subordinated upper tier 2 notes (callable September 2026)	210	210
£600 million 5.5% undated subordinated notes (callable December 2019)	677	595
£500 million 6.2% undated subordinated notes (callable March 2022)	614	543
£200 million 9.5% undated subordinated bonds (callable August 2018) (3)	253	228
£400 million 5.625% undated subordinated upper tier 2 notes (callable September 2026)	397	397
£300 million 5.625% undated subordinated notes (callable September 2026)	431	318
£350 million 5.625% undated subordinated notes (callable June 2032)	364	363
£400 million 5% undated subordinated notes (callable March 2011)	424	402
JPY25 billion 2.605% undated subordinated notes (callable November 2034)	217	103
CAD700 million 5.37% fixed rate undated subordinated notes (callable May 2016)	464	363

Due to the holding company
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1)	240	175
€1,250 million 6.467% perpetual regulatory tier one securities (callable June 2012) (1)	1,325	979
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1, 2)	831	606
£1,500 million floating rate perpetual subordinated notes (issued March 2008)	1,500	—
$600 million floating rate perpetual subordinated notes (issued March 2008)	412	—
$1,600 million floating rate perpetual subordinated notes (issued March 2008)	1,098	—
	12,774	8,206
National Westminster Bank Plc
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	343	251
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	347	256
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	346	255
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	388	303
€100 million floating rate undated step-up notes (callable October 2009)	97	74
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	363	357
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	201	205
£200 million 11.5% undated subordinated notes (callable December 2022) (4)	269	269

First Active plc
£20 million 11.75% perpetual tier two capital	26	23
€38 million 11.375% perpetual tier two capital	52	39
£1.3 million floating rate perpetual tier two capital	2	2
	15,208	10,240

Notes:
(1)	On lent to The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling those shares, to settle the interest payment.
(3)	Guaranteed by the company.
(4)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(5)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(6)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts continued

22  Subordinated liabilities (continued)

	2008	2007
Preference shares	£m	£m
The Bank
Non-cumulative preference shares of US$0.01 (1)
Series F US$200 million 7.65% (redeemable at option of issuer)	137	100
Series H US$300 million 7.25% (redeemable at option of issuer)	205	150
Series L US$750 million 6.8% (callable March 2009)	514	374
Series M US$850 million 4.709% (callable July 2013)	640	421
Series N US$650 million 6.425% (redeemable January 2034)	677	344
Series R US$850 million 5.75% (callable September 2009)	582	424
Series 1 US$1,000 million 9.118% (callable March 2010)	698	508

Non-cumulative preference shares of £1
Series 1 £200 million 7.387% (callable December 2010) (1)	211	201
£125 million 7.25%	125	125
	3,789	2,647
National Westminster Bank Plc
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	145	143

Non-cumulative preference shares of US$25
Series C US$300 million 7.7628% (2)	215	161
	4,149	2,951

Notes:
(1)	Issued by the Bank to the holding company on terms which, in general, mirror the original issues by the holding company.
(2)	Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at US$25 per share.

23  Minority interests

	Group
	2008	2007
	£m	£m
At 1 January	152	396
Currency translation adjustments and other movements	344	(11)
Profit attributable to minority interests	208	53
Dividends paid	(84)	(31)
Equity raised	812	—
Equity withdrawn and disposals	(140)	(255)
At 31 December	1,292	152

24  Share capital

	Allotted, called up and fully paid		Authorised
	2008	2007	2008	2007
	£m	£m	£m	£m
Ordinary shares of £1	6,481	5,481	£7,980	£7,980
Non-cumulative preference shares of US$0.01	2	2	$5	$3
Non-cumulative preference shares of €0.01	—	—	—	—
Perpetual zero coupon preference shares of £1	—	—	£100	£100
Non-cumulative preference shares of £1	126	126	£2,200	£2,200

	Allotted, called up and fully paid		Authorised
Number of shares – millions	2008	2007	2008	2007
Ordinary shares of £1	6,481	5,481	7,980	7,980
Non-cumulative preference shares of US$0.01	313	313	549	349
Non-cumulative preference shares of €0.01	3	3	66	66
Perpetual zero coupon preference shares of £1	—	—	100	100
Non-cumulative preference shares of £1	126	126	2,200	2,200

Ordinary shares
In June 2008, the Bank issued 1 billion new ordinary shares of £1 each to the holding company at £10 per share.

Preference shares
The non-cumulative preference shares have been issued by the Bank to the holding company on terms which, in general, mirror the original issues by the holding company.

Under IFRS, certain of the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Notes on the accounts continued

25  Shareholders’ equity

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January	5,483	5,482	5,481	5,483	5,482	5,481
Shares issued during the year	1,000	1	1	1,000	1	1
At 31 December	6,483	5,483	5,482	6,483	5,483	5,482

Share premium account
At 1 January	16,175	12,526	11,435	16,175	12,526	11,435
Shares issued during the year	9,000	3,649	1,091	9,000	3,649	1,091
At 31 December	25,175	16,175	12,526	25,175	16,175	12,526

Merger reserve
At 1 January and 31 December	10,881	10,881	10,881	—	—	—

Available-for-sale reserve
At 1 January	(35)	(65)	(198)	72	52	12
Unrealised (losses)/gains in the year	(2,585)	511	365	(2,592)	249	123
Realised (gains)/losses in the year	(11)	(465)	(196)	49	(231)	(71)
Taxation	738	(16)	(36)	716	2	(12)
At 31 December	(1,893)	(35)	(65)	(1,755)	72	52

Cash flow hedging reserve
At 1 January	(511)	(142)	68	(211)	(260)	(150)
Amount recognised in equity during the year	(461)	(408)	(108)	1,292	60	(138)
Amount transferred from equity to earnings in the year (1)	185	(141)	(143)	(54)	25	2
Tax	64	180	41	(344)	(36)	26
At 31 December	(723)	(511)	(142)	683	(211)	(260)

Foreign exchange reserve
At 1 January	(782)	(833)	469	3	(2)	(2)
Retranslation of net assets	7,254	287	(2,117)	(331)	5	—
Foreign currency (losses)/gains on hedges of net assets	(2,630)	(267)	815	—	—	—
Tax	361	31	—	—	—	—
At 31 December	4,203	(782)	(833)	(328)	3	(2)

Retained earnings
At 1 January	16,472	10,087	6,374	9,567	4,633	4,535
(Loss)/profit attributable to ordinary and equity preference shareholders	(8,750)	7,199	5,876	(1,140)	7,255	3,519
Ordinary dividends paid	(4,000)	(2,000)	(3,250)	(4,000)	(2,000)	(3,250)
Equity preference dividends paid	(638)	(331)	(252)	(638)	(331)	(252)
Actuarial (losses)/gains recognised in retirement benefit schemes net of tax	(1,252)	1,509	1,259	(2)	2	1
Share-based payments, net of tax	—	8	80	—	8	80
At 31 December	1,832	16,472	10,087	3,787	9,567	4,633

Shareholders’ equity at 31 December	45,958	47,683	37,936	34,045	31,089	22,431

Note:
(1)   The amounts transferred to earnings are included in net interest income.

The merger reserve comprises the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the Bank financial statements through the operation of the merger relief provisions of the Companies Act 1985.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

26  Leases

Minimum amounts receivable and payable under non-cancellable leases.

	2008				2007
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
Finance lease assets:
Amounts receivable	1,485	6,112	12,567	20,164	1,297	4,968	11,648	17,913
Present value adjustment	(613)	(2,004)	(3,094)	(5,711)	(390)	(1,766)	(3,187)	(5,343)
Other movements	(24)	(128)	(341)	(493)	(23)	(144)	(288)	(455)
Present value amounts receivable	848	3,980	9,132	13,960	884	3,058	8,173	12,115

Operating lease assets:
Future minimum lease receivables	897	2,307	1,058	4,262	670	1,612	682	2,964

Operating lease obligations:
Future minimum lease payables:
Premises	395	1,342	3,010	4,747	341	1,179	3,010	4,530
Equipment	12	12	—	24	9	14	—	23
	407	1,354	3,010	4,771	350	1,193	3,010	4,553

Amounts above include:
Obligations to fellow subsidiaries – Premises	7	28	49	84	7	28	56	91

	2008				2007
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Bank	£m	£m	£m	£m	£m	£m	£m	£m
Operating lease obligations:
Future minimum lease payables:
Premises	159	586	1,808	2,553	141	525	1,758	2,424

Amounts above include:
Obligations to fellow subsidiaries – Premises	7	28	49	84	7	28	56	91

Notes on the accounts continued

26  Leases (continued)

	2008	2007
Group	£m	£m
Nature of operating lease assets in balance sheet
Transportation	5,883	3,502
Cars and light commercial vehicles	1,199	1,282
Other	338	315
	7,420	5,099
Amounts recognised as income and expense
Finance lease receivables – contingent rental income	(37)	(23)
Operating lease payables – minimum payments	380	305

Contracts for future capital expenditure not provided for at the year end
Operating leases	237	78

Finance lease receivables
Unearned finance income	5,711	5,343
Accumulated allowance for uncollectable minimum lease receivables	96	63

Bank
Amounts recognised as expense
Operating lease payables – minimum payments	164	116

Residual value exposures
The table below gives details of  the unguaranteed residual values included in the carrying value of  finance lease receivables (see above) and  operating lease assets (see Note 17).

	Group
	Year in which residual value will be recovered
		After 1 year	After 2 years
	Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total
2008	£m	£m	£m	£m	£m
Operating leases
Transportation	794	130	1,701	2,103	4,728
Cars and light commercial vehicles	577	195	182	8	962
Other	112	35	48	7	202
Finance leases	24	29	99	341	493
	1,507	389	2,030	2,459	6,385

2007
Operating leases
Transportation	259	207	758	1,535	2,759
Cars and light commercial vehicles	331	467	118	—	916
Other	26	47	64	18	155
Finance leases	23	29	115	288	455
	639	750	1,055	1,841	4,285

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

27  Collateral and securitisations
Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if  the value of  the securities falls below a predetermined level.

Under standard terms for repurchase transactions in the UK and US markets, the recipient of  collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value (and carrying value) of  securities transferred under repurchase transactions included within debt securities on the balance sheet were £75,660 million (2007 – £75,001 million) for the Group and £70,206 million (2007 – £30,633 million) for the Bank. All of  these securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £54.9 billion (2007 – £159.8 billion), of  which £49.1 billion (2007 – £128.4 billion) had been resold or repledged as collateral for the Group’s own transactions.

Other collateral given
	Group		Bank
	2008	2007	2008	2007
Group assets charged as security for liabilities	£m	£m	£m	£m
Loans and advances to customers	107,409	55,227	16,480	5,411
Debt securities	15,108	8,911	4,872	—
Loans and advances to banks	13	—	—	—
Other	8	—	—	—
	122,538	64,138	21,352	5,411

	Group		Bank
	2008	2007	2008	2007
Liabilities secured by charges on Group assets	£m	£m	£m	£m
Deposits by banks	11,322	6,171	—	—
Customer accounts	11,050	6,670	4,867	5,398
Debt securities in issue	52,755	34,090	343	—
	75,127	46,931	5,210	5,398

Of the assets above, £84.2 billion (2007 – £36.4 billion) relate to securitisations. In securitisations, debt securities are issued that are secured on assets of the Group; the rights to the cash flows from those assets are transferred to special purpose vehicles which issue debt securities. The remaining balances primarily relate to assets charged as security against deposits from federal banks and other public sector bodies.

Securitisations and other asset transfers

Continuing recognition
The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all of the risks and rewards of the asset have been retained by the Group.

	Group
	2008		2007
Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages	46,998	18,613	19,657	19,441
Credit card receivables	3,004	3,197	2,948	2,664
Other loans	1,679	1,071	1,703	1,149
Commercial paper conduits	31,473	30,833	11,043	11,092
Finance lease receivables	1,077	857	1,038	823
	84,231	54,571	36,389	35,169

Continuing involvement
At 31 December 2008, securitised assets were £1.1 billion (2007 – £17.6 billion); retained interest £50 million (2007 – £888 million) subordinated assets £9 million (2007 – £314 million) and related liabilities £9 million (2007 – £314 million).

Notes on the accounts continued

28  Capital resources
The Group’s regulatory capital resources at 31 December in accordance with Financial Services Authority (FSA) definitions were as follows:

	Basel II	Basel I
Composition of regulatory capital	2008	2007
	£m	£m
Tier 1:
Ordinary shareholders' equity	36,711	38,436
Minority interests	1,292	152
Adjustment for:
– Goodwill and other intangible assets	(12,591)	(17,761)
– Unrealised losses on available-for-sale debt securities	1,855	110
– Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(154)	(281)
– Other regulatory adjustments	(56)	423
Core Tier 1 capital	27,057	21,079

Preference shares	10,896	10,126
Innovative Tier 1 securities	4,177	3,538
Tax on the excess of expected losses over provisions	615	—
Tier 1 deductions	(1,725)	—
Total Tier 1 capital	41,020	34,743

Tier 2:
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	154	281
Collective impairment allowances	666	2,582
Perpetual subordinated debt	12,085	8,291
Term subordinated debt	16,488	12,605
Minority and other interests in Tier 2 capital	11	109
Tier 2 deductions	(1,725)	—
Total Tier 2 capital	27,679	23,868

Supervisory deductions:
Unconsolidated investments	(119)	(130)
Other deductions	(111)	(2,324)
Total deductions other than from Tier 1 capital	(230)	(2,454)
Total regulatory capital	68,469	56,157

In the management of capital resources, the Group is governed by the RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. The Group has complied with the FSA’s capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas.

29  Memorandum items

Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Contingent liabilities:
Guarantees and assets pledged as collateral security	15,075	11,661	7,248	6,838
Other contingent liabilities	17,842	11,215	15,067	8,168
	32,917	22,876	22,315	15,006
Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	156,290	153,348	75,800	61,582
– one year and over	138,059	105,915	111,241	82,603
Other commitments	6,788	2,491	366	1,630
	301,137	261,754	187,407	145,815

Notes:
(1)
In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

(2)	Includes commitments for £5,705 million (2007 – £805 million) in respect of the construction of aircraft.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes.

Contingent liabilities
Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments
Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term related transactions.

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £476 million (2007 – £507 million; 2006 – £472 million) from these activities. The Bank earned fee income of £45 million (2007 – £49 million; 2006 – £42 million).

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies (‘exit levies’) on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

Notes on the accounts continued

29  Memorandum items (continued)

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

The Group has accrued £150 million for its share of FSCS management expenses levies for the 2008/9 and 2009/10 scheme years.

Investigations
The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere.

The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group its business, reputation, results of operations or RBS share price.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have an adverse impact on the Group’s businesses and earnings.

European Union
In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

In 2007, the European Commission issued a decision that, while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro-branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008. MasterCard lodged an appeal against the decision with the European Court of First Instance on 1 March 2008, and on 12 June 2008 it announced that it would be temporarily withdrawing its cross border MIF, pending the outcome of the appeal. The Group has been granted leave to intervene in the appeal proceedings. Visa’s MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa-branded debit and consumer credit cards in the European Union. There is no deadline for the closure of the inquiry.

United Kingdom
In the United Kingdom, in September 2005, the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC will therefore impose by Order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). The deadline for implementation will be 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. The FSA is expected to publish a further update in 2009. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks. Discussions continue between the FSA, the FOS and industry bodies on how best to handle these complaints. Separately, discussions are ongoing between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group’s business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT is currently consulting with the banking industry, consumer groups and interested parties on its report. After this consultation the OFT will decide on next steps, which could include further discussions or agreed remedies with the industry, or possibly a reference of the market to the CC.

The OFT’s investigation into the fairness of bank current account charges is ongoing. On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to Relevant Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue. Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT’s market study or investigation upon it, if any. However, the Group is co-operating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. The Group believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

United States
The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, including mortgage originators, appraisers, due diligence firms, investment banks and rating agencies, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms and whether that information is adequately disclosed to investors. RBS Greenwich Capital has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction.

In addition to the above, certain RBS Group’s subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the RBS Group’s US sub-prime securities exposures and US residential mortgage exposures. The RBS Group and its subsidiaries are co-operating with these various requests for information and investigations.

Litigation

United Kingdom
In common with other banks in the United Kingdom, The Royal Bank of Scotland plc (“the Royal Bank”) and National Westminster Bank Plc (“NatWest”) have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the ‘Charges’) as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the ‘Regulations’) or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks’ contractual terms relating to the Charges in force in early 2008 (the ‘Current Terms’). The judgment held that the Current Terms used by the Royal Bank and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

The RBS Group (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the Royal Bank and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the ‘Historic Terms’). The High Court made an order to this effect in October 2008.

The RBS Group and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals. The RBS Group and the other banks intend to seek leave from the House of Lords to appeal the Court of Appeal’s decision. The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of the Royal Bank’s and most of NatWest’s Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. The RBS Group has not appealed that decision.

Notes on the accounts continued

29  Memorandum items (continued)

The issues relating to the legal status and enforceability of the Charges are complex. The RBS Group maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The RBS Group cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

United States
Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group’s position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The RBS Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

The holding company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a number of class action complaints filed in the United States District Court for the Southern District of New York. The complaints allege that public filings in connection with the issuance of RBS Group Non- cumulative Dollar Preference Shares, ADS, including Series Q, Series R, Series S and Series T, together with the much broader class of RBS Group publicly traded securities between 26 June 2007 and 19 January 2009, contained false and misleading statements, and variously assert claims under Sections 11, 12 and 15 of the Securities Act 1933, Section 10 of the Securities Exchange Act 1934 and SEC Rule 10b-5. Plaintiffs seek unquantified damages on behalf of purchasers of these shares. The proceedings are in their initial stages. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of  other disputes, legal proceedings and litigation
Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

30  Net cash flow from operating activities

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Operating (loss)/profit before tax	(9,047)	9,155	8,354	(2,204)	7,759	4,039
(Increase)/decrease in prepayments and accrued income	(513)	(411)	55	(426)	(221)	76
Interest on subordinated liabilities	1,694	1,452	1,161	1,487	1,200	878
Increase/(decrease) in accruals and deferred income	2,497	(248)	701	2,089	220	682
Provisions for impairment losses	4,706	1,865	1,873	2,007	473	692
Loans and advances written-off net of recoveries	(2,236)	(1,407)	(1,626)	(737)	(477)	(571)
Unwind of discount on impairment losses	(174)	(166)	(142)	(61)	(65)	(63)
Profit on sale of property, plant and equipment	(177)	(672)	(215)	(4)	(740)	(1)
(Profit)/loss on sale of subsidiaries and associates	(417)	(67)	(41)	(617)	8	(2)
Profit on sale of securities	(174)	(496)	(252)	(94)	(231)	(92)
Charge for defined benefit pension schemes	351	479	578	8	5	8
Cash contribution to defined benefit pension schemes	(491)	(536)	(533)	(8)	(16)	(1)
Other provisions utilised	(24)	(200)	(40)	(14)	(65)	(11)
Depreciation and amortisation	1,562	1,438	1,415	483	485	390
Write-down of goodwill and other assets	8,144	—	—	215	—	—
Elimination of foreign exchange differences	(20,997)	(2,137)	4,515	(16,892)	(2,034)	1,345
Other non-cash items	1,417	969	(1,447)	2,692	523	(492)
Net cash (outflow)/inflow from trading activities	(13,879)	9,018	14,356	(12,076)	6,824	6,877
Increase in loans and advances to banks and customers	(69,339)	(92,494)	(46,036)	(10,544)	(88,570)	(24,025)
Decrease/(increase) in securities	19,719	(25,033)	(16,632)	14,127	(16,069)	(13,136)
(Increase)/decrease in other assets	(4,494)	(5,122)	404	(3,920)	(3,003)	(1,068)
Increase in derivative assets	(724,306)	(103,852)	(18,649)	(730,592)	(105,426)	(19,044)
Changes in operating assets	(778,420)	(226,501)	(80,913)	(730,929)	(213,068)	(57,273)
Increase in deposits by banks and customers	42,367	79,408	63,733	35,638	72,435	76,496
Increase/(decrease) in debt securities in issue	49,810	47,526	(3,616)	35,272	38,056	(22,990)
(Decrease)/increase in other liabilities	(3,650)	405	814	2,102	325	532
Increase in derivative liabilities	706,052	99,559	19,206	706,940	100,577	19,016
(Decrease)/increase in settlement balances and short positions	(13,314)	6,472	4,068	(7,605)	10,253	1,034
Changes in operating liabilities	781,265	233,370	84,205	772,347	221,646	74,088
Total income taxes paid	(886)	(1,802)	(2,122)	83	(526)	(298)
Net cash (outflow)/inflow from operating activities	(11,920)	14,085	15,526	29,425	14,876	23,394

31  Analysis of the net investment in business interests and intangible assets

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired	(1,491)	(147)	(21)	(47)	(6)	(236)
Additional investments in Group undertakings	—	5	—	(4,155)	(560)	(449)
Net outflow of cash in respect of purchases	(1,491)	(142)	(21)	(4,202)	(566)	(685)
Cash and cash equivalents in businesses sold	—	21	229	—	—	—
Other assets sold	552	16	41	146	—	—
Repayment of investments	—	—	—	349	281	340
Non-cash consideration	(35)	(2)	(3)	—	—	—
Profit/(loss) on disposal	417	67	41	617	(8)	2
Net inflow of cash in respect of disposals	934	102	308	1,112	273	342
Dividends received from joint ventures	9	9	29	3	2	3
Cash expenditure on intangible assets	(360)	(399)	(335)	(177)	(299)	(105)
Net outflow of cash	(908)	(430)	(19)	(3,264)	(590)	(445)

Notes on the accounts continued

32  Interest received and paid

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Interest received	30,876	27,641	25,284	16,169	12,897	12,669
Interest paid	(17,581)	(15,482)	(15,189)	(11,576)	(10,071)	(9,534)
	13,295	12,159	10,095	4,593	2,826	3,135

33  Analysis of changes in financing during the year

	Group				Bank
	Share capital, share premium		Subordinated		Share capital and		Subordinated
	and merger reserve		liabilities		share premium		liabilities
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	32,539	28,889	27,796	27,786	21,658	18,008	22,745	22,403
Issue of ordinary shares	10,000	—			10,000	—
Issue of equity preference shares	—	3,650			—	3,650
Net proceeds from issue of subordinated liabilities			5,055	1,018			5,055	968
Repayment of subordinated liabilities			(1,035)	(1,708)			(1,035)	(1,288)
Net cash inflow/(outflow) from financing	10,000	3,650	4,020	(690)	10,000	3,650	4,020	(320)
Currency translation and other adjustments	—	—	8,135	700	—	—	6,933	662
At 31 December	42,539	32,539	39,951	27,796	31,658	21,658	33,698	22,745

34  Analysis of cash and cash equivalents

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January
– cash	27,289	28,175	25,333	16,591	16,025	9,629
– cash equivalents	57,472	41,972	27,352	60,658	47,561	29,778
	84,761	70,147	52,685	77,249	63,586	39,407
Net cash (outflow)/inflow	(4,347)	14,614	17,462	(3,800)	13,663	24,179
At 31 December	80,414	84,761	70,147	73,449	77,249	63,586

Comprising:
Cash and balances at central banks	6,442	5,121	5,752	3,432	3,003	3,424
Treasury bills and debt securities	14,006	6,818	1,596	14,006	6,521	1,595
Loans and advances to banks	59,966	72,822	62,799	56,011	67,725	58,567
Cash and cash equivalents	80,414	84,761	70,147	73,449	77,249	63,586

The Bank and certain subsidiaries are required to maintain balances with the Bank of England which, at 31 December 2008, amounted to £282 million (2007 – £330 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances were nil at 31 December 2008 (2007 – US$1 million).

35 Segmental analysis
(a) Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group’s activities are organised as follows:

Global Markets is focused on the provision of debt and equity financing, risk management and transaction banking services to large businesses and financial institutions in the United Kingdom and around the world. Its activities have been organised into two divisions; Global Banking & Markets (GBM) and Global Transaction Services (GTS), in order best to serve the Group’s customers whose financial needs are global.

GBM is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers.

GTS ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, UK and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Regional Markets is organised around the provision of retail and commercial banking to customers in four regions; the United Kingdom, the United States, Europe and the Middle East and Asia. This includes the provision of wealth management services both in the United Kingdom and internationally.

UK Retail & Commercial Banking comprises retail, commercial and corporate banking, and wealth management services in the United Kingdom. It supplies financial services through both the RBS and NatWest brands.

US Retail & Commercial Banking comprises Citizens which is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states. Citizens Financial Group provides financial services through the Citizens and Charter One brands.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group’s combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank, including First Active, provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provide services in the corporate and institutional markets.

Asia Retail & Commercial Banking holds prominent market positions in India, Pakistan, China and Taiwan, as well as presences in Hong Kong, Indonesia, Malaysia and Singapore . It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

Group Manufacturing comprises the Group’s worldwide manufacturing operations. It supports the Group’s customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group- wide regulatory projects and provides services to the operating divisions.

Segments charge market prices for services rendered to other parts of the Group with the exception of Group Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses and the results below reflect this. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration and restructuring and write down of goodwill costs (Contribution) are shown in the following tables.

Notes on the accounts continued

35  Segmental analysis (continued)

	Group
	Revenue			Total Income
								Depreciation
		Inter			Inter		Operating	and	Impairment
	External	segment	Total	External	segment	Total	expenses	amortisation	losses	Contribution
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Markets
– Global Banking & Markets	5,361	12,325	17,686	1,249	(2,258)	(1,009)	(1,946)	(286)	(1,255)	(4,496)
– Global Transaction Services	2,253	81	2,334	1,743	(28)	1,715	(430)	(9)	(29)	1,247
Regional Markets
– UK Retail & Commercial Banking	18,424	3,605	22,029	12,069	(1,462)	10,607	(2,554)	(413)	(1,964)	5,676
– US Retail & Commercial Banking	5,031	—	5,031	3,049	(39)	3,010	(942)	(144)	(1,041)	883
– Europe & Middle East Retail
& Commercial Banking	3,626	584	4,210	2,030	(677)	1,353	(480)	—	(410)	463
– Asia Retail & Commercial Banking	353	346	699	15	282	297	(199)	(8)	(5)	85
Group Manufacturing	33	—	33	(204)	(9)	(213)	(3,055)	(577)	—	(3,845)
Central items	413	11,328	11,741	(4,094)	4,191	97	(261)	(3)	(2)	(169)
Eliminations	—	(28,269)	(28,269)	—	—	—	—	—	—	—
	35,494	—	35,494	15,857	—	15,857	(9,867)	(1,440)	(4,706)	(156)
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(100)	—	(100)
Integration and restructuring costs	—	—	—	—	—	—	(625)	(22)	—	(647)
Goodwill and other asset write-downs	—	—	—	—	—	—	(8,144)	—	—	(8,144)
	35,494	—	35,494	15,857	—	15,857	(18,636)	(1,562)	(4,706)	(9,047)

2007
Global Markets
– Global Banking & Markets	11,585	9,501	21,086	7,711	(1,634)	6,077	(2,156)	(247)	(36)	3,638
– Global Transaction Services	2,502	77	2,579	1,983	(356)	1,627	(394)	(6)	(15)	1,212
Regional Markets
– UK Retail & Commercial Banking	17,460	3,642	21,102	11,187	(865)	10,322	(2,499)	(337)	(1,368)	6,118
– US Retail & Commercial Banking	5,184	—	5,184	2,837	(56)	2,781	(844)	(118)	(340)	1,479
– Europe & Middle East Retail
& Commercial Banking	2,841	197	3,038	1,794	(477)	1,317	(435)	(6)	(104)	772
– Asia Retail & Commercial Banking	281	330	611	(22)	272	250	(170)	(5)	—	75
Group Manufacturing	44	1	45	(192)	(4)	(196)	(2,569)	(593)	—	(3,358)
Central items	1,100	8,906	10,006	(2,991)	3,120	129	(710)	18	(2)	(565)
Eliminations	—	(22,654)	(22,654)	—	—	—	—	—	—	—
	40,997	—	40,997	22,307	—	22,307	(9,777)	(1,294)	(1,865)	9,371
Amortisation of purchased intangible assets	—	—	—	—	—	—	(40)	(84)	—	(124)
Integration costs	—	—	—	—	—	—	(32)	(60)	—	(92)
	40,997	—	40,997	22,307	—	22,307	(9,849)	(1,438)	(1,865)	9,155

	Group
	Revenue			Total Income
								Depreciation
		Inter			Inter		Operating	and	Impairment
	External	segment	Total	External	segment	Total	expenses	amortisation	losses	Contribution
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Markets
– Global Banking & Markets	10,824	7,627	18,451	8,015	(1,607)	6,408	(2,313)	(248)	(85)	3,762
– Global Transaction Services	2,073	4	2,077	1,527	2	1,529	(334)	(6)	(4)	1,185
Regional Markets
– UK Retail & Commercial Banking	15,438	2,725	18,163	10,852	(1,002)	9,850	(2,357)	(345)	(1,497)	5,651
– US Retail & Commercial Banking	5,456	2	5,458	3,072	(82)	2,990	(910)	(156)	(180)	1,744
– Europe & Middle East Retail
& Commercial Banking	2,361	196	2,557	1,296	(153)	1,143	(360)	(5)	(104)	674
– Asia Retail & Commercial Banking	218	252	470	2	210	212	(141)	(5)	1	67
Group Manufacturing	52	5	57	(210)	(21)	(231)	(2,520)	(557)	2	(3,306)
Central items	499	6,900	7,399	(2,986)	2,653	(333)	(887)	17	(6)	(1,209)
Eliminations	—	(17,711)	(17,711)	—	—	—	—	—	—	—
	36,921	—	36,921	21,568	—	21,568	(9,822)	(1,305)	(1,873)	8,568
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(94)	—	(94)
Integration costs	—	—	—	—	—	—	(104)	(16)	—	(120)
	36,921	—	36,921	21,568	—	21,568	(9,926)	(1,415)	(1,873)	8,354

Notes:
(1)   Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.
(2)   Segmental results for 2007 and 2006 have been restated to reflect transfers of  businesses between segments in 2008.

	Group
	2008			2007
	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets
	£m	£m	£m	£m	£m	£m
Global Markets
– Global Banking & Markets	1,421,892	1,361,207	2,755	678,122	612,712	1,645
– Global Transaction Services	11,603	36,971	4	13,629	36,421	15
Regional Markets
– UK Retail & Commercial Banking	245,315	189,856	1,447	227,816	192,277	1,497
– US Retail & Commercial Banking	104,026	94,026	204	78,979	68,458	171
– Europe & Middle East Retail & Commercial Banking	68,454	51,708	2	56,316	45,185	35
– Asia Retail & Commercial Banking	5,283	9,077	18	4,338	7,549	14
Group Manufacturing	5,820	2,166	966	5,528	2,065	1,001
Central items	15,537	85,669	9	7,010	59,236	2
Group	1,877,930	1,830,680	5,405	1,071,738	1,023,903	4,380

Note:
(1) Segmental results for 2007 have been restated to reflect transfer of businesses between segments in 2008.

Segmental analysis of  goodwill is as follows:

	Global Banking & Markets	Global Transaction Services	UK Retail & Commercial Banking	US Retail & Commercial Banking	Europe & Middle East Retail & Commercial Banking	Asia Retail & Commercial Banking	Central items	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2007	2,279	1,742	6,158	5,429	904	298	24	16,834
Currency translation and other adjustments	(4)	(18)	—	(103)	41	7	—	(77)
Acquisitions	—	—	—	66	—	—	—	66
Goodwill written off	—	(40)	—	—	—	—	—	(40)
At 1 January 2008	2,275	1,684	6,158	5,392	945	305	24	16,783
Currency translation and other adjustments	56	425	—	2,013	138	57	—	2,689
Acquisitions	211	—	—	—	—	—	—	211
Disposals	—	—	—	—	(47)	—	—	(47)
Write down of goodwill	(2,225)	(44)	(47)	(4,382)	(1,036)	(70)	—	(7,804)
At 31 December 2008	317	2,065	6,111	3,023	—	292	24	11,832

Notes on the accounts continued

35 Segmental analysis (continued)
(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of  location of  office where the transactions are recorded.

			Group
				Rest of
	UK	US	Europe	the World	Total
2008	£m	£m	£m	£m	£m
Total revenue	20,755	6,744	5,542	2,453	35,494
Net interest income	9,917	2,576	802	214	13,509
Net fees and commissions	3,982	1,341	333	94	5,750
(Loss)/income from trading activities	(3,835)	(1,657)	(302)	211	(5,583)
Other operating income	1,556	158	489	(22)	2,181
Total income	11,620	2,418	1,322	497	15,857
Operating (loss)/profit before tax	(2,772)	(5,514)	(764)	3	(9,047)
Total assets	1,131,765	583,149	102,318	60,698	1,877,930
Total liabilities	1,104,026	568,344	98,126	60,184	1,830,680
Net assets attributable to equity shareholders and minority interests	27,739	14,805	4,192	514	47,250
Contingent liabilities and commitments	178,411	106,921	36,886	11,836	334,054
Cost to acquire property, plant and equipment and intangible assets	3,167	444	1,687	107	5,405

2007
Total revenue	27,057	7,488	4,658	1,794	40,997
Net interest income	8,150	2,098	756	112	11,116
Net fees and commissions	4,299	1,140	435	149	6,023
Income/(loss) from trading activities	1,582	(567)	73	54	1,142
Other operating income	3,167	241	562	56	4,026
Total income	17,198	2,912	1,826	371	22,307
Operating profit before tax	7,533	721	797	104	9,155
Total assets	705,372	251,514	78,419	36,433	1,071,738
Total liabilities	674,989	238,345	74,363	36,206	1,023,903
Net assets attributable to equity shareholders and minority interests	30,383	13,169	4,056	227	47,835
Contingent liabilities and commitments	170,361	66,283	40,135	7,851	284,630
Cost to acquire property, plant and equipment and intangible assets	2,864	238	1,255	23	4,380

			Group
				Rest of
	UK	US	Europe	the World	Total
2006	£m	£m	£m	£m	£m
Total revenue	22,644	9,001	4,249	1,027	36,921
Net interest income	7,418	2,212	697	65	10,392
Net fees and commissions	3,883	1,245	412	94	5,634
Income from trading activities	1,453	939	108	43	2,543
Other operating income	2,186	295	506	12	2,999
Total income	14,940	4,691	1,723	214	21,568
Operating profit before tax	5,299	2,267	762	26	8,354
Total assets	562,689	197,421	59,784	13,733	833,627
Total liabilities	542,422	183,432	55,797	13,644	795,295
Net assets attributable to equity shareholders and minority interests	20,267	13,989	3,987	89	38,332
Contingent liabilities and commitments	186,827	57,873	13,244	7,159	265,103
Cost to acquire property, plant and equipment and intangible assets	2,708	254	1,346	19	4,327

36  Directors’ and key management remuneration

The directors of the Bank are also directors of the holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group.

Compensation of  key management
The aggregate remuneration of  directors and other members of  key management during the year, borne by the RBS Group, was as follows:

	2008	2007
	£000	£000
Short-term benefits	16,813	37,763
Post-employment benefits	13,174	10,051
Other long-term benefits	496	708
Termination benefits	345	—
Share-based payments	2,078	5,165
	32,906	53,687

37  Transactions with directors, officers and others

(a)   At 31 December 2008, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £117,847 in respect of  loans to 27 persons who were directors of  the Bank (or persons connected with them) at any time during the financial period and £4,196,374 to 16 people who were officers of  the Bank at any time during the financial period.

(b)   For the purposes of  IAS 24 ‘Related Party Disclosures’, key management comprise directors of  the Bank and members of  RBS Group’s Group Executive Management Committee. The captions in the Group’s primary financial statements include the following amounts attributable, in aggregate, to key management:

	2008	2007
	£000	£000
Loans and advances to customers	4,217	2,023
Customer accounts	9,572	13,309

Key management have banking relationships with Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Key management had no reportable transactions or balances with the holding company except for dividends.

Notes on the accounts continued

38  Related parties

(a)  Group companies and the Bank provide development and other types of  capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of  the investee company. However, these investments are not considered to give rise to transactions of  a materiality requiring disclosure under IAS 24.

(b)  The Group recharges The Royal Bank of  Scotland Group Pension Fund with the cost of  administration services incurred by it. The amounts involved are not material to the Group.

(c)  In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)  The captions in the primary financial statements of  the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of  the RBS Group.

	2008	2007
	£m	£m
Income
Interest receivable	569	175
Interest payable	885	498
Fees and commissions receivable	237	200
Fees and commissions payable	14	4

Expenses
Premises and equipment	7	7

(e)
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of  The Royal Bank of  Scotland Group plc. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of  the Group. The Group enters into transactions with many of  these bodies on an arms’ length basis. The volume and diversity of  such transactions are such that disclosure of  their amounts in the period 1 December 2008 to 31 December 2008 is impractical.

As at 31 December 2008, balances with the UK Government and UK Government controlled bodies were:

		Group
	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	2008 Total
	£m	£m	£m	£m
Assets
Balances at central banks	282			282
Loans and advances to banks	—		1,053	1,053
Loans and advances to customers	1	575	431	1,007
Debt securities	19,732	—	—	19,732
Derivatives	1,286	60	10	1,356
Other	249	—	—	249

Liabilities
Deposits by banks	26,541		605	27,146
Customer accounts	222	1,436	149	1,807
Derivatives	276	69	18	365
Other	176	—	—	176

	Bank
	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	2008 Total
	£m	£m	£m	£m
Assets
Balances at central banks	282			282
Loans and advances to banks	—		1,053	1,053
Loans and advances to customers	—	399	14	413
Debt securities	19,111	—	—	19,111
Derivatives	1,286	60	10	1,356
Other	249	—	—	249

Liabilities
Deposits by banks	26,541		605	27,146
Customer accounts	222	1,436	149	1,807
Derivatives	276	69	18	363
Other	176	—	—	176

Notes:
(1)
In addition to the UK Government’s shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2)	Certain of the liability balances are secured.

No impairment losses were recognised by the Group in 2008 in respect of balances with UK Government and UK Government controlled bodies.

The Group participates in a number of schemes operated by the Bank of England and the UK Government and made available to eligible banks and building societies.

Bank of  England facilities include:
•
Open market operations – these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

•
US dollar repo operations – these commenced in September 2008 taking the form of an auction. Eligible collateral consists of securities routinely eligible in the Bank's short-term repo open market operations together with conventional US Treasuries.

•
The special liquidity scheme – this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate.

As at 31 December 2008, the Group’s utilisation of these facilities amounted to £41.8 billion.

Government credit guarantee scheme – this was announced in October 2008. The Government, in return for a fee (50 basis points plus the bank’s median five-year credit default spread during the twelve months to 7 October 2008), guarantees new unsecured borrowing.

As at 31 December 2008, the Group had obtained funding from the Bank of England and issued debt guaranteed by the government totalling £32.2 billion.

39  Ultimate holding company

The Group’s ultimate holding company is The Royal Bank of Scotland Group plc which is incorporated in Great Britain and registered in Scotland. As at 31 December 2008, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated. Copies of the consolidated accounts may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following a placing and open offer by The Royal Bank of Scotland Group plc in December 2008, the UK Government, through HM Treasury, currently holds 57.9% of the issued ordinary share capital of the holding company and is therefore the Group’s ultimate controlling party.

40  Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Amounts in accordance with IFRS	2008	2007	2006	2005	2004
Summary consolidated income statement – IFRS	£m	£m	£m	£m	£m
Net interest income	13,509	11,116	10,392	9,711	8,790
Non-interest income	2,348	11,191	11,176	9,963	8,441
Total income	15,857	22,307	21,568	19,674	17,231
Operating expenses (1)	20,198	11,287	11,341	10,672	9,225
Profit before impairment	(4,341)	11,020	10,227	9,002	8,006
Impairment	4,706	1,865	1,873	1,709	1,485
Operating profit before tax	(9,047)	9,155	8,354	7,293	6,521
Tax	(505)	1,903	2,433	2,267	1,751
(Loss)/profit from continuing operations	(8,542)	7,252	5,921	5,026	4,770
Profit from discontinued operations, net of tax	—	—	—	—	258
(Loss)/profit for the year	(8,542)	7,252	5,921	5,026	5,028

(Loss)/profit attributable to:
Minority interests	208	53	45	27	53
Other owners	638	331	252	154	315
Ordinary shareholders	(9,388)	6,868	5,624	4,845	4,660

Note:
(1)  Includes integration and restructuring expenditure of  £661 million (2007 – £92 million, 2006 – £120 million, 2005 – £349 million, 2004 – £499 million).

	2008	2007	2006	2005	2004
Summary consolidated balance sheet – IFRS	£m	£m	£m	£m	£m
Loans and advances	698,890	647,795	547,042	485,488	405,512
Debt securities and equity shares	180,457	169,941	126,621	120,351	91,356
Derivatives and settlement balances (1)	948,328	211,301	109,548	89,479	15,297
Other assets	50,255	42,701	50,416	49,806	50,436
Total assets	1,877,930	1,071,738	833,627	745,124	562,601
Shareholders’ equity	45,958	47,683	37,936	34,510	34,320
Minority interests	1,292	152	396	104	679
Subordinated liabilities	39,951	27,796	27,786	28,422	21,262
Deposits	635,111	594,490	516,462	452,729	383,669
Derivatives, settlement balances and short positions (1)	955,062	256,921	152,989	128,295	43,812
Other liabilities	200,556	144,696	98,058	101,064	78,859
Total liabilities and equity	1,877,930	1,071,738	833,627	745,124	562,601

Note:
(1)   Derivative balances in 2007 to 2004 have been restated for the netting of  certain balances with the London Clearing House.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 28 May 2009
The Royal Bank of Scotland Group plc Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director